Form 10-K, Exhibit 13
period 1995-12-31
I FLOW CORP /CA/
filed 1996-03-28
CIK 857728

                                                                      Exhibit 13
SELECTED FINANCIAL DATA                                       I-Flow Corporation




(Amounts in thousands, except                              Year Ended December 31,
                                                           -----------------------
  per share amounts)                     1995          1994           1993           1992          1991
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:(1)
Revenue:
  Net sales                             $ 9,737       $ 6,321        $ 5,436        $ 1,437        $    89
  Rental income                              60            72            212            478             36
  Other fees                                250           500
  Interest and other income                  96           208             60             62            114
----------------------------------------------------------------------------------------------------------
    Total revenue                        10,143         7,101          5,708          1,977            239

Costs and expenses:
  Cost of sales                           4,422         4,062          3,623          1,477            863
  Selling and marketing                   1,483         1,948          1,356          1,551            588
  General and administrative              2,329         2,044          2,119          2,324          1,649
  Product development                       840           720          1,246            844            796
----------------------------------------------------------------------------------------------------------
    Total costs and expenses              9,074         8,774          8,344          6,196          3,896
----------------------------------------------------------------------------------------------------------
  Net income (loss)                     $ 1,069       $(1,673)       $(2,636)       $(4,219)       $(3,657)
----------------------------------------------------------------------------------------------------------
  Net income (loss) per share (2)       $  0.12       $ (0.20)       $ (0.44)       $ (0.87)       $ (1.33)
----------------------------------------------------------------------------------------------------------
  Weighted average number of
    common and common equivalent
    shares outstanding (2)                9,247         8,177          5,990          4,857          2,743
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital                       $ 6,958       $ 3,564        $ 5,270        $ 3,464        $   550
  Total assets                            9,107         6,209          7,737          5,348          1,754
  Net shareholders' equity                7,728         4,181          5,812          4,240          1,117
----------------------------------------------------------------------------------------------------------



(1) Certain amounts previously reported have been reclassified to conform with the presentation at December 31, 1995.

(2)   See Note 1 of Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

Total revenues for the year ended December 31, 1995 were $10,143,000 compared to $7,101,000 for the prior year. This represents an increase of 43%. This increase in sales is due to increased sales for the Company's SideKick and Paragon products. In April 1994, the Company changed its primary U.S. distributor for these products to SoloPak Pharmaceuticals Inc. and sales to SoloPak accounted for the majority of the increase in revenue.

In March 1996, SoloPak purchased the exclusive rights and license to manufacture and sell the SideKick, Paragon and elite products in the U.S. and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $1.3 million in consideration of the license in March 1996 and will pay the Company guaranteed royalties of $1.0 million during each of the three succeeding quarters in 1996. Additionally, SoloPak will pay I-Flow a royalty equal to 2% of their net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply SoloPak with services and assistance in assembling completed products until March 1998. The Company retained the rights to sell the products outside the United States. Revenues from SoloPak for the year ended December 31, 1995 were $6,508,000.

Export sales were over $2,100,000, or 21% of total revenues, for the year ended December 31, 1995 compared to $1,300,000, or 18% of total revenues, for the year ended December 31, 1994.

Cost of sales of $4,422,000 were incurred during the year ended December 31, 1995, compared to $4,062,000 for the prior year. As a percentage of revenues, cost of sales decreased by 14% for the year ended December 31, 1995 compared to the prior year. The increase in gross profit is primarily the result of manufacturing efficiencies which have occurred due to increased production and a change in the product mix to increased Paragon product sales as a percent of total sales. Paragon products have a gross margin which is approximately 15% to 20% higher than SideKick products.

Selling and marketing expenses for the year ended December 31, 1995 decreased over the prior year by $465,000 or 24%. This decrease was due primarily to a reduction in the Company's internal sales force as the Company now generates most of its sales through outside distributors.

General and administrative expenses for the year ended December 31, 1995 increased from the prior year by $285,000 or 14%. These expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items. These costs have increased primarily as a result of increased operations during 1995.

Product development expenses for the year ended December 31, 1995 increased compared to those for the prior year by $120,000 or 17% as the Company continued its efforts to introduce new improved-technology, cost-efficient products into the market. The Company received permission to market five new products from the FDA during 1995, two of which it has begun to market and the remainder of which it will introduce in 1996.

RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

Total revenues for the year ended December 31, 1994 were $7,101,000 compared to $5,708,000 for the prior year. This represents an increase of 24%. This increase is due to increased market share for the Company's SideKick and Paragon products in the United States and international markets. Export sales were over $1,300,000, or 18% of total revenues, for the year ended December 31, 1994 compared to only $200,000, or 4% of total revenues, for the year ended December 31, 1993.

In April 1994, the Company changed its primary U.S. distributor for the SideKick and Paragon products. In March 1993, the Company signed an exclusive one-year national distribution agreement with Fujisawa USA, Inc. to market the SideKick product. This agreement expired March 31, 1994 and was not renewed.

In April 1994, the Company signed a non-exclusive distribution agreement for the SideKick, Paragon and elite products with SoloPak Pharmaceuticals Inc. In November 1994, this agreement was superseded with a new agreement allowing SoloPak exclusive rights to distribute these products in the United States. Sales to SoloPak were approximately $3,900,000 during the year ended December 31, 1994 including a $500,000 non-refundable fee collected in accordance with terms of the agreement.

Cost of sales of $4,062,000 were incurred during the year ended December 31, 1994, compared to $3,623,000 for the prior year. As a percentage of net sales and rental income, cost of sales was relatively unchanged compared to the prior year. Cost of sales for the year ended December 31, 1994 included increases in the reserve for obsolete inventory of $210,000. Without these increases in inventory reserves, the gross margins for the year ended December 31, 1994 would have improved by approximately 9% compared to the prior year. This improvement in the margins was due to changes in the sales mix towards higher sales of Paragon and international sales which have a higher margin, and increased efficiencies incurred with the increased amount of production due to higher sales.

Selling and marketing expenses for the year ended December 31, 1994 increased over the prior year by $592,000 or 44%. This increase was due primarily to an increase in the sales force during the first quarter of 1994 from 4 to 13 individuals in conjunction with the changes in the distribution of the SideKick and Paragon noted above. With the signing of the exclusive distribution agreement with SoloPak in November 1994, the Company was able to reduce its internal sales force back down to 6 individuals.

General and administrative expenses for the year ended December 31, 1994 decreased from the prior year by $75,000 or 4%. These expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items. These costs decreased primarily as a result of an effort by management to reduce such costs and keep them to a minimum during 1994 as the Company was striving to reach profitability.

Product development expenses for the year ended December 31, 1994 decreased compared to those for the prior year by $526,000 or 42%. Such decreases were primarily due to non- recurring costs of approximately $373,000 for product enhancements made to the newly developed SideKick and Paragon products during the year ended December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 1995, the Company's operating activities provided funds of $1,701,000. Such funds consisted primarily of the net income of $1,069,000, plus non-cash expenses of $198,000, and net decreases in operating assets and liabilities of $434,000. The changes in operating assets and liabilities consisted primarily of decreases in accounts receivable of $798,000, in addition to a reduction in inventories and other current assets of $285,000 and a decrease in accounts payable and accrued liabilities of $649,000.

The Company used funds for investing activities during the year ended December 31, 1995 by acquiring property (including rental and demonstration equipment) and other assets aggregating $341,000.

During the year ended December 31, 1995, the Company received funds from financing activities aggregating $2,434,000. This amount consisted of proceeds from the exercise of warrants and stock options during the year ended December 31, 1995.

During the year ended December 31, 1995, the Company entered into a financing agreement with a bank which provides for a working capital line of credit expiring in August 1996. Under the line of credit, the Company may borrow up to the lesser of $1,500,000 or 75% of eligible accounts receivable, as defined, at a banks prime rate plus 1% (9.75% at December 31, 1995). There were no borrowings under the line during the year ended December 31, 1995.

As of December 31, 1995, the Company had cash on hand of $5,628,000 and net receivables of $1,567,000. To date, the Company has financed its operations and working capital requirements primarily through equity financings. Management believes the Company's funds are sufficient to provide for its projected needs to maintain operations for the next twelve months.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of I-Flow Corporation:

We have audited the accompanying balance sheets of I-Flow Corporation as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of I-Flow Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE, LLP

Costa Mesa, California
January 26, 1996, except for Note 11
as to which the date is March 7, 1996

BALANCE SHEETS                                                I-Flow Corporation

                                                                                  December 31,   December 31,
(Amounts in thousands except share amounts)                                               1995           1994
=============================================================================================================
ASSETS

Current assets:
    Cash and cash equivalents                                                         $  5,628       $  1,834
    Accounts receivable, less allowance for doubtful accounts of $509 and $247
      at December 31, 1995 and 1994, respectively                                        1,567          2,627
    Inventories (Note 1)                                                                 1,067          1,040
    Prepaid expenses and other                                                              75             91
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                                 8,337          5,592

Property:
    Furniture, fixtures and equipment                                                    1,494          1,159
    Rental and demonstration equipment                                                     156            248
-------------------------------------------------------------------------------------------------------------
    Total property                                                                       1,650          1,407
    Less accumulated depreciation                                                       (1,155)        (1,013)
-------------------------------------------------------------------------------------------------------------
    Net property                                                                           495            394

Other assets                                                                               275            223
-------------------------------------------------------------------------------------------------------------
Total assets                                                                          $  9,107       $  6,209
=============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                                  $    260       $    556
    Accrued payroll and related expenses                                                   553            514
    Deferred revenue (Note 9)                                                              516            711
    Commissions payable to consultant                                                                     140
    Other liabilities                                                                       50            107
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                            1,379          2,028

Commitments and contingencies (Notes 3 and 8)
Shareholders' equity (Notes 4 and 5)
    Preferred stock, no par value; 5,000,000 shares authorized, 656,250 series B shares issued and outstanding at December 31, 1995 and 1994 (aggregate
      preference on liquidation of $1,575,000)                                           1,494          1,494
    Common stock, no par value; 40,000,000 shares authorized, 9,259,225 and
      8,201,834 shares issued and outstanding at December 31, 1995 and 1994,
      respectively                                                                      24,278         21,721
    Accumulated deficit                                                                (18,044)       (19,034)
-------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                           7,728          4,181
-------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                            $  9,107       $  6,209
=============================================================================================================

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS                                      I-Flow Corporation

                                                      Year ended December 31,
                                                    ----------------------------
(Amounts in thousands except per share amounts)       1995      1994       1993
================================================================================
Revenues:
    Net sales                                       $ 9,737   $ 6,321    $ 5,436
    Rental income                                        60        72        212
    Other fees                                          250       500
    Interest and other income                            96       208         60
--------------------------------------------------------------------------------
    Total revenues                                   10,143     7,101      5,708

Costs and expenses (Notes 3, 6 and 8):
    Cost of sales                                     4,422     4,062      3,623
    Selling and marketing                             1,483     1,948      1,356
    General and administrative                        2,329     2,044      2,119
    Product development                                 840       720      1,246
--------------------------------------------------------------------------------
    Total costs and expenses                          9,074     8,774      8,344
--------------------------------------------------------------------------------

Net income (loss)                                   $ 1,069   $(1,673)   $(2,636)
================================================================================


Net income (loss) per share                         $  0.12   $ (0.20)   $ (0.44)
================================================================================
Weighted average number of common and
     common equivalent shares                         9,247     8,177      5,990
================================================================================

See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY                           I-Flow Corporation




For the years ended December 31,    Preferred Stock         Common Stock
1993, 1994 AND 1995                -----------------     ------------------     Accumulated
(Amounts in thousands)             Shares     Amount     Shares     Amount        Deficit        Total
=======================================================================================================

Balance, January 1, 1993.........    656      $1,494     5,895      $17,313      $ (14,567)     $ 4,240
Common stock issued for cash (net
  of offering costs of $327).....                        2,240        4,152                       4,152
Common stock issued for payment
  of preferred stock dividends...                           33           79            (79)
Stock options granted with
  exercise prices below market
  value..........................                                        54                          54
Common stock issued upon option
  exercises......................                            1            2                           2
     Net loss....................                                                   (2,636)      (2,636)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1993.......    656       1,494     8,169       21,600        (17,282)       5,812
Common stock issued for payment
  of preferred stock dividends...                           33           79            (79)
Stock options granted with
  exercise prices below market
  value..........................                                        42                          42
     Net loss....................                                                   (1,673)      (1,673)
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1994.......    656       1,494     8,202       21,721        (19,034)       4,181
Exercise of common stock warrants
  and options (net of costs of
  $29)...........................                        1,026        2,434                       2,434
Common stock issued for payment
  of preferred stock dividends...                           31           79            (79)
Stock options granted with
  exercise prices below market
  value..........................                                        44                          44
     Net income..................                                                    1,069        1,069
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1995.......    656      $1,494     9,259      $24,278      $ (18,044)     $ 7,728
=======================================================================================================

STATEMENTS OF CASH FLOWS                                     I-Flow Corporation


                                                                   Years ended December 31,
                                                                --------------------------------
(Amounts in thousands)                                             1995       1994        1993
=================================================================================================
Cash flows from operating activities:
  Net income (loss)............................................    $1,069     $(1,673)    $(2,636)
  Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
     Depreciation and amortization.............................       188         251         337
     Compensation expense for stock options granted with
       exercise price below market.............................        44          42          54
     Increase (decrease) in inventory obsolescence reserve.....      (296)        221         240
     Increase in allowance for doubtful accounts...............       262         205          50
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable..............       798      (2,536)        306
       (Increase) decrease in inventories......................       269         170        (140)
       (Increase) decrease in prepaid and other expenses.......        16          26         (90)
       Increase (decrease) in accounts payable and accrued
          liabilities..........................................      (649)        103         817
-------------------------------------------------------------------------------------------------
          Total adjustments....................................       632      (1,518)      1,574
-------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating
            activities.........................................     1,701      (3,191)     (1,062)
Cash flows from investing activities:
     Property acquisitions.....................................      (243)       (202)       (197)
     Increase in other assets..................................       (98)       (124)        (83)
-------------------------------------------------------------------------------------------------
          Net cash used by investing activities................      (341)       (326)       (280)
Cash flows from financing activities:
     Proceeds from sale of common stock, net...................                             4,152
     Proceeds from exercise of stock options and warrants......     2,434                       2
-------------------------------------------------------------------------------------------------
          Net cash provided by financing activities............     2,434                   4,154
-------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents...........     3,794      (3,517)      2,812
Cash and cash equivalents at beginning of year.................     1,834       5,351       2,539
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year.......................     $5,628    $ 1,834     $ 5,351
=================================================================================================

There was no cash paid for interest income taxes during the years presented.
  See Notes 4 and 5 for other non-cash transactions.

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL I-Flow Corporation ("the Company") was incorporated on July 17, 1985 and is engaged in the manufacturing and marketing of ambulatory infusion systems for use in the intravenous administration of drugs, nutrients and similar medical treatments. The Company sells its products primarily to customers in the home health care industry.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of cash in the bank, money-market funds and U.S. Treasury bills with an original maturity date of 90 days or less.

INVENTORIES Inventories are stated at the lower of first-in, first-out cost or market. Inventories consisted of the following as of December 31, 1995 and 1994:

                                               December 31, 1995      December 31,  1994
----------------------------------------------------------------------------------------
Raw materials                                  $   928,000                   $ 1,078,000
Work in process                                     63,000                       213,000
Finished goods                                     241,000                       210,000
Reserve for obsolescence                          (165,000)                     (461,000)
                                               -----------                   -----------
                                               $ 1,067,000                   $ 1,040,000


PATENTS Patents of $257,000 and $175,000 (net of accumulated amortization), included in other assets as of December 31, 1995 and 1994, respectively, are amortized over periods ranging from two to seven years.

PROPERTY Property (including rental and demonstration equipment) is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from two to seven years. Rental and demonstration equipment consist of products held by customers under month-to-month rental agreements or on loan to customers for evaluation.

REVENUES Revenue from sales is recognized when products are shipped to customers. Rental income is recorded monthly when earned.

In April 1994, the Company signed a non-exclusive distribution agreement for the SideKick, Paragon and elite products with SoloPak Pharmaceuticals Inc. In November 1994, this agreement was superseded with a new agreement allowing SoloPak exclusive rights to distribute these products in the United States. Under the terms of the November 1994 agreement, during the year ended December 31, 1994, the Company received a $500,000 non-refundable fee in consideration for the option. The November 1994 agreement was superseded by a new agreement in March 1996 (See Note 11).

NET INCOME (LOSS) PER SHARE Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Certain Common Stock equivalents were not considered in the net income (loss) per share calculation because the effect would be anti-dilutive.

NEW ACCOUNTING PRONOUNCEMENT In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for non-employee transactions no later than December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair market value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based transactions.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CUSTOMER CONCENTRATIONS The Company sells primarily on credit terms to customers in the home health care industry. During the years ended December 31, 1995, 1994 and 1993, one customer accounted for 64%, 55% and 65% of total revenues from operations, respectively. Export sales accounted for 21% and 18% for the years ended December 31, 1995 and 1994, respectively, and were not significant during the year ended December 31, 1993. Export sales were primarily to certain European and Far Eastern countries. The loss of, or reduction in sales to any such customers would have a material adverse effect on the Company's business, operating results and financial condition.

SUPPLIER CONCENTRATIONS Certain of the Company's products utilize components that are available in the short term only from a single or a limited number of sources. Any inability to obtain components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, operating results and financial condition until alternative sources could be developed or designed and manufacturing changes could be completed. Any such design or manufacturing changes or increased costs could result in significant expenses in a particular quarter and therefore could adversely affect operating results for any quarter or other period.

2.      INCOME TAXES

   The Company accounts for income taxes under the provisions of FAS 109 - Accounting for Income Taxes. As of December 31, 1995 and 1994, the Company had a net deferred tax asset of approximately $6,191,000 and $6,633,000 respectively with a valuation allowance of $6,191,000 and $6,633,000, respectively, comprised of the following:


   Deferred Tax Assets                                    1995                1994
   ----------------------------------------------------------------------------------

   Net operating loss carryforwards                    $ 5,760,000        $ 6,215,000
   Reserves not currently deductible                       348,000            359,000
   Accrued compensation and related costs                   40,000             24,000
   Excess depreciation                                      39,000             24,000
   Other                                                     4,000             11,000
                                                       -----------        -----------
                                                         6,191,000          6,633,000
   Less valuation allowance                             (6,191,000)        (6,633,000)
                                                       -----------        -----------

                                                       $         0        $         0


   Primarily all of the above temporary differences will reverse in 1996, except for the net operating loss carryforwards which expire beginning 2000 through 2009. Due to certain tax regulations, future use of the loss carryforwards is restricted. The impact of the restricted amount has not been calculated as of December 31, 1995.

A reconciliation between the provision for income taxes as required by applying the federal statutory rate of 35% to that included in the financial statements is as follows:

                                                                                        Years Ended December 31,

                                                                             1995                  1994                   1993
--------------------------------------------------------------------------------------------------------------------------------

   Provision for income taxes at federal statutory rate                  $   374,000           ($  586,000)          ($  923,000)
   State income taxes, net of federal benefit                                 65,000               (51,000)              (80,000)
   Other permanent differences                                                 3,000                 4,000                 2,000
   Change in valuation allowance                                            (442,000)              633,000             1,001,000
                                                                         -----------           -----------           -----------

                                                                         $         0           $         0           $         0


3.      LEASES

   The Company leases its primary facilities under noncancelable operating leases. The lease agreements contain certain scheduled rent increases (which have been accounted for on a straight-line basis) and expire in June 1997. Future minimum lease payments under these leases are as follows:

   Year Ended December 31,
   -----------------------

   1996                                                  213,000
   1997                                                   99,000
                                                        --------

      Total                                             $312,000


   Rent expense for the years ended December 31, 1995, 1994 and 1993 was $201,000, $175,000 and $110,000, respectively.

4.      SHAREHOLDERS' EQUITY

   In December 1993, the Company completed a private placement offering consisting of a special warrant cancellation financing and a Regulation S offering to foreign investors whereby it sold an aggregate of 2,239,622 units at $2.00 per unit. Each unit consisted of one share of the Company's Common Stock and one warrant to purchase an additional share of the Company's Common Stock at an exercise price of $3.00, expiring in December 1996. In the warrant cancellation financing, 739,622 warrants, which entitled the holders to purchase an equal number of shares of the Company's Common Stock, were canceled in exchange for the right to purchase a unit in the offering at $2.00 per unit. In the Regulation S offering, the Company sold 1,500,000 units to foreign investors. Net proceeds from the offering were $4,152,000, after deducting costs of the offering of $327,000. Costs of the offering included $36,000 paid to directors and affiliated entities for their assistance in the financing.

5.      COMMON STOCK WARRANTS AND OPTIONS

   The Company has issued various warrants for the purchase of shares of its Common Stock in conjunction with its equity financings. Activity relating to warrants during the year ended December 31, 1993 is described in Note 4.

   During 1994, the Company issued Series H warrants for the purchase of 150,000 shares of the Company's Common Stock in conjunction with a consulting agreement. The exercise price for these warrants was equal to the fair market value of the Common Stock at the date of grant.

   During the year ended December 31, 1995, the Company authorized a reduction in the exercise price of certain warrants from $3.81 and $4.00, to $2.25 (which approximated the fair market value on the date of the reduction). Additionally, the expiration dates of these warrants were extended from June 30, 1995 to July 31, 1995. In July 1995, an aggregate of 758,681 shares of the Company's Common Stock were issued upon exercise of the warrants for net proceeds of $1,707,032. Outstanding warrants as of December 31, 1995 are summarized below.

   Description                Shares Subject to Warrants     Exercise Price Per Share         Expiration Date
-------------------------------------------------------------------------------------------------------------
   Underwriter Warrants                           46,051                        $6.79           February 1997
   Series F Warrants                             607,032               $2.40 to $4.80            October 1997
   Series G Warrants                           2,009,955                        $3.00           December 1996
   Series H Warrants                             150,000               $2.75 to $3.25              March 1997



   In January and February of 1996, Series G Warrants to purchase 489,997 shares of the Company's Common Stock were exercised raising net proceeds of $1,469,991.

   The Company has an employee stock option plan (the 1987 - 1988 Plan) which currently provides for granting options to employees, officers and consultants to purchase up to 2,000,000 shares of the Company's Common Stock at exercise prices not less than 100% of the fair market value of the Company's Common Stock at the date of grant (110% for incentive options granted to holders of greater than 10% of the Company's outstanding voting stock). Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

   In December 1995, the Company granted additional options to certain employees for the purchase of 530,000 shares of its Common Stock at $4.36 per share. These options were issued under a new stock option plan (the 1996 Plan), subject to obtaining shareholder approval of the plan. The 1996 Plan, if approved, will provide for the granting of options to employees, officers and consultants to purchase up to 2,500,000 shares of the Company's Common Stock at a price equal to 85% of the quoted market price on the date of grant. Also in December 1995, the Company granted 53,899 options to certain key employees under the 1996 Plan as deferred compensation (see
   Note 8).

   The Company has a stock option plan which provides for the granting of options to non-employee directors to purchase up to 400,000 shares of the Company's Common Stock at exercise prices not less than the fair market value of the Company's Common Stock at the date of grant. Under the terms of the plan, options to purchase 10,000 shares of the Company's Common Stock are to be granted to each non-employee director serving in such capacity as of the first business day of January of each year as long as the plan remains in existence. Options granted become exercisable in four equal installments, with one installment occurring at the end of each calendar quarter subsequent to the date of grant. The options expire at the earlier of five years from the date of grant or two years after termination of the options holder's status as a director. As of December 31, 1995, 111,715 of these options, with exercise prices ranging from $1.63 to $3.60, were outstanding and exercisable. On January 2, 1996, options to purchase an additional 60,000 shares of the Company's Common Stock at an exercise price of $5.38 per share were issued under the plan.

   Activity under all of the plans is summarized as follows:


                                            Number of Shares      Price per Share
---------------------------------------------------------------------------------
      Balance, January 1, 1993                      787,678         $0.25 - $5.15
      Granted                                       513,240          0.25 -  3.15
      Canceled                                      (71,426)         1.70 -  5.00
      Exercised                                        (938)                 2.20
---------------------------------------------------------------------------------
      Balance, December 31, 1993                  1,228,554          0.25 -  5.15
      Granted                                       757,309          0.25 -  2.38
      Canceled                                     (136,000)         0.25 -  4.85
      Expired                                       (47,772)         1.70 -  5.00
---------------------------------------------------------------------------------
      Balance, December 31, 1994                  1,802,091          0.25 -  5.15
      Granted                                       773,677          1.88 -  4.36
      Canceled                                      (58,602)         1.25 -  5.00
      Exercised                                     (38,278)         1.31 -  2.38
---------------------------------------------------------------------------------
      Balance, December 31, 1995                  2,478,888         $0.25 - $5.15



   Certain of these options were issued under an employment agreement between the Company and its president (Note 8). As of December 31, 1995, there were options for 806,476 shares available for grant under the 1987 - 1988 Plan. Options to purchase 1,462,687 shares were exercisable as of December 31, 1995 in aggregate.

   The Company has issued options outside of the option plans to purchase an aggregate of 589,750 shares of its Common Stock to certain key employees at exercise prices below fair market value for services rendered. Compensation expense related to these options aggregating $44,000 has been recorded for the years ended December 31, 1995 and 1994. As of December 31, 1995, 328,562 of these options are exercisable. All other terms of the options are the same as those issued under the 1987 - 1988 Plan (described above).

6.      EMPLOYEE BENEFIT PLAN

   During 1991, the Company adopted a 401(k) retirement plan in which any full time employee may participate. Employer contributions to the plan are discretionary. No employer contributions were authorized during the years ended December 31, 1995, 1994 or 1993. The Company does not provide post-retirement benefits to its employees.

7.      RELATED PARTY TRANSACTIONS

   During the years ended December 31, 1995, 1994 and 1993, the Company paid $38,000, $31,000 and $24,000, respectively, in consulting fees to members of the Board of Directors and affiliated entities. See Note 4 for additional information on related party transactions.

8.      COMMITMENTS AND CONTINGENCIES

   In June 1990, the Company entered into an employment agreement with the President of the Company that expires on June 4, 1998. Under the terms of the agreement, the President will receive a minimum base salary of $200,000 per year for the term of this contract, with salary reviews conducted annually by the Board of Directors.

   In 1996, the Board of Directors approved a deferred compensation plan under which certain key employees may be granted options under the 1996 Plan (Note
   5) for which the Company will pay 100% of the total exercise price upon exercise of the options by the employee. These options will vest one-third upon the expiration of one year following the date of grant, an additional one-third upon the expiration of two years following the date of grant and all remaining options upon the expiration of three years following the date of grant. Compensation expense of $65,000 relating to the plan will be recorded in each of the years ending December 31, 1996, 1997 and 1998 based on the vesting period.

9.      DEFERRED REVENUE

   In November 1993, the Company entered into a distribution agreement with a Japanese company, which entitled it to exclusive distribution rights for certain of the Company's products in Japan. Under the terms of the agreement, the Company received $300,000 which will be applied to future sales to the distributor as a discount of $2.00 per unit until such time as the $300,000 credit is fully utilized. As of December 31, 1995, $216,000 remained in deferred revenues.

   During the year ended December 31, 1995, the Company received deposits aggregating $300,000 under the terms of distribution agreements with certain foreign companies which entitled them to exclusive distribution rights for certain of the Company's products in those countries. Such funds will be applied to future sales to these distributors. As of December 31, 1995, no amounts had yet been sold under these agreements and the entire amount was included in deferred revenues.

10.      BANK FINANCING

   During the year ended December 31, 1995, the Company entered into a financing agreement with a bank which provides for a working capital line of credit expiring in August 1996. Under the line of credit, the Company may borrow up to the lesser of $1,500,000 or 75% of eligible accounts receivable, as defined, at a banks prime rate plus 1% (9.75% at December 31, 1995). There were no borrowings under the line during the year ended December 31, 1995. The bank line of credit agreement contains certain restrictive financial covenants. At December 31, 1995, the Company was in compliance with all such financial covenants.

11.      SUBSEQUENT EVENT

   In March 1996, SoloPak purchased the exclusive rights and license to manufacture and sell the SideKick, Paragon and elite products in the U.S. and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $1.3 million in consideration of the license in March 1996 and will pay the Company guaranteed royalties of $1.0 million during each of the three succeeding quarters in 1996. Additionally, SoloPak will pay I-Flow a royalty equal to two percent of their net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply

   SoloPak with services and assistance in assembling completed products until February 1998. The Company retained the rights to sell the products outside the United States.

                           PRINCIPAL SHAREHOLDERS AND
                         STOCK OWNERSHIP OF MANAGEMENT

         The table below sets forth information regarding the beneficial ownership of the outstanding Voting Shares as of February 26, 1996, of (i) each of the Company's directors and nominees and each of the executive officers named in the summary compensation table found elsewhere in the Proxy Statement, (ii) each person known by the Company to be the beneficial owner of five percent or more of its outstanding Voting Shares and (iii) all of the Company's directors and executive officers as a group. Unless otherwise indicated, and except for voting and investment powers held jointly with a person's spouse, the Company believes that the beneficial owner has sole voting and investment power over such shares. As of February 26, 1996 there were 10,660,162 Voting Shares outstanding.

                                                                   PERCENTAGE OF VOTING
           NAME AND ADDRESS OF           NUMBER OF VOTING SHARES          SHARES
             BENEFICIAL OWNER               BENEFICIALLY OWNED      BENEFICIALLY OWNED
           -------------------           -----------------------   --------------------
Proactive Partners (1)                         1,403,425 (2)              12.46%
  50 Osgood Place,
  San Francisco, CA 94133

Donald M. Earhart                              1,081,847 (3)               9.26%
  2532 White Road
  Irvine, CA 92714

Charles C. McGettigan                            919,425 (4)               8.33%
  50 Osgood Place
  San Francisco, CA 94133

Caisse Nationale de Credit Agricole              686,215 (5)               6.33%
  90 Boulevard Pasteur
  25015 Paris France

AXA Banque ("Axa Mutuelles")                     686,400 (6)               6.32%
  5/7 rue de Milan
  75439 Paris Cedex 09

Henry T. Tai, Ph.D., M.D.                        484,567 (7)               4.51%
  P.O. Box 335
  Pacific Palisades, CA 90272

Joel S. Kanter                                   393,412 (8)               3.68%
  Windy City, Inc.
  8000 Towers Crescent Dr., Suite 1070
  Vienna, VA 22182

John H. Abeles, M.D.                             351,604 (9)               3.29%
  2365 N.W. 41st Street
  Boca Raton, FL 33431

James J. Dal Porto                               107,605 (10)              1.00%
  2532 White Road
  Irvine, CA 92714

                                                                   PERCENTAGE OF VOTING
           NAME AND ADDRESS OF           NUMBER OF VOTING SHARES          SHARES
             BENEFICIAL OWNER               BENEFICIALLY OWNED      BENEFICIALLY OWNED
           -------------------           -----------------------   --------------------
Erik H. Loudon                                   28,000 (11)               0.26%
  22 Hans Place
  London SW1X 0EP, England

Jack H. Halperin                                 21,950 (12)               0.21%
  361 Silver Court
  Woodmere, NY 11598

All Directors and Executive                   3,388,410 (13)              27.42%
  Officers as a group (8 Persons)

         (1) "Proactive Partners" consists of three San Francisco based merchant banking funds, Proactive Partners L.P., Lagunitas Partners, L.P., and Fremont Proactive Partners, L.P. Charles C. McGettigan, a director of I-Flow, is a general partner of Proactive Partners, L.P. and Fremont Proactive Partners, L.P.; an affiliate of Mr. McGettigan is a general partner of Lagunitas Partners, L.P.

         (2) Includes (i) 96,393 shares of the Company's Common Stock held by "Proactive Partners", (ii) 656,250 shares of Series B Preferred Stock held by "Proactive Partners" which is convertible at any time to 700,000 shares of the Company's Common Stock, and (iii) 607,032 shares of Common Stock issuable upon exercise of warrants held by "Proactive Partners". 65,792 shares of Common Stock, 477,780 shares of Series B Preferred Stock and 335,938 shares of Common Stock issuable upon exercise of warrants owned by Proactive Partners, L.P. and Fremont Proactive Partners, L.P. are also included below in the beneficial ownership of Charles C. McGettigan.

         (3) Includes (i) 48,300 shares of Common Stock held of record by Mr. Earhart, (ii) 4,778 shares of Common Stock held of record by Mr. Earhart's immediate family, (iii) 1,022,656 shares of Common Stock issuable upon the exercise of stock options held by Mr. Earhart, (iv) 6,000 shares of Common Stock issuable upon exercise of warrants held by Mr. Earhart, and (v) 113 shares of Common Stock issuable upon exercise of warrants held by Mr. Earhart's immediate family. Does not include 63,654 shares issuable upon exercise of options granted to Mr. Earhart, but not exercisable within 60 days.

         (4) Includes (i) 65,792 shares of Common Stock held by Proactive Partners, L.P. and Fremont Proactive Partners, L.P., (ii) 447,917 shares of Series B Preferred Stock which is convertible at any time to 477,780 shares of Common Stock and 355,938 shares of Common Stock issuable upon exercise of warrants held by Proactive Partners, L.P. and Fremont Proactive Partners, L.P., two funds in which Mr. McGettigan is a general partner and which are also included above in the beneficial ownership of "Proactive Partners", and (iii) 19,915 shares of Common Stock issuable upon exercise of stock options held by Mr. McGettigan. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. McGettigan, but not exercisable within 60 days.

         (5) Includes (i) 505,715 shares of Common Stock held of record by Caisse Nationale de Credit Agricole, and (ii) 180,500 shares of Common Stock issuable upon exercise of warrants held by Caisse Nationale de Credit Agricole.

         (6) Includes (i) 488,400 shares of Common Stock held of record by Axa Mutuelles, and (ii) 198,000 shares of Common Stock issuable upon exercise of warrants held by Axa Mutuelles.

         (7) Includes (i) 409,817 shares of Common Stock held of record by Dr. Tai, (ii) 44,750 shares of Common Stock issuable upon exercise of stock options held by Dr. Tai., and (iii) 30,000 shares of Common Stock issuable upon exercise of warrants held by Dr. Tai. Does not include 7,500 shares issuable upon exercise of stock options granted to Dr. Tai, but not exercisable within 60 days. The shares, options and warrants listed include shares held by: (i) Bea Adair - Lilian Byers Cancer Research Fund, of which Dr. Tai is trustee; (ii) Henry T. Tai, M.D., Pension Plan, of which Dr. Tai is beneficiary; (iii) Dr. Tai's wholly owned corporation, Henry T. Tai, M.D., Inc., and (iv) Dr. Tai individually. Dr. Tai has sole voting and dispositive power with respect to all shares.

         (8) Includes (i) 300,000 shares of Common Stock held of record by Walnut Capital Corporation, a corporation having Mr. Kanter as its President,
(ii) 51,543 shares of Common Stock held of record by Windy City, Inc., a corporation having Mr. Kanter as its President, (iii) 1,050 shares of Common Stock held of record by Mr. Kanter's immediate family, (iv) 18,869 shares of Common Stock issuable upon exercise of warrants held by Windy City, Inc., (v) 450 shares of Common Stock issuable upon exercise of options held by Joel S. Kanter, and (vi) 21,500 shares of Common Stock issuable upon exercise of options held by Windy City, Inc. Does not include 7,500 shares issuable upon exercise of stock options granted to Windy City, Inc., but not exercisable within 60 days. Mr. Kanter does not own any of the voting securities of Windy City, Inc. or Walnut Capital Corporation.

         (9) Includes (i) 329,404 shares of Common Stock held of record by Northlea Partners Ltd., a limited partnership, of which Dr. Abeles is the general partner (as to which Dr. Abeles disclaims beneficial ownership except to the extent of his pecuniary interest), and (ii) 22,200 shares of Common Stock issuable upon exercise of stock options held by Northlea Partners. Does not include 7,500 shares issuable upon exercise of options granted to Northlea Partners, but not exercisable within 60 days.

         (10) Includes 107,605 shares of Common Stock issuable upon exercise of stock options held by Mr. Dal Porto. Does not include 220,863 shares issuable upon exercise of stock options granted to Mr. Dal Porto, but not exercisable within 60 days.

         (11) Includes (i) 4,200 shares of Common Stock held of record by Mr. Loudon, and (ii) 23,800 shares of Common Stock issuable upon exercise of stock options held by Mr. Loudon. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. Loudon, but not exercisable within 60 days.

         (12) Includes 21,950 shares of Common Stock issuable upon exercise of stock options held by Mr. Halperin. Does not include 7,500 shares issuable upon exercise of stock options granted to Mr. Halperin, but not exercisable within 60 days.

         (13) Includes (i) 65,792 shares of Common Stock, 447,917 shares of Series B Preferred Stock, convertible into 477,780 shares of Common Stock, and 355,938 shares of Common Stock issuable upon exercise of warrants held by Proactive Partners, L.P. and Fremont Proactive Partners, L.P., two funds in which Mr. McGettigan is a general partner and which are also included above in the beneficial ownership of "Proactive Partners" and Mr. McGettigan and (ii) 300,000 shares of Common Stock held by Walnut Capital which are also included above in the beneficial ownership of Mr. Kanter. Does not include 329,517 shares of Common Stock issuable upon exercise of stock options held by certain officers and directors, which are not exercisable within 60 days.

                             EXECUTIVE COMPENSATION

         The following table sets forth the aggregate compensation for services rendered in all capacities during the calendar years ended December 31, 1995, 1994 and 1993 of the present Chief Executive Officer and all other executive officers whose salary and bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                    Long term
                                                                  compensation
                                       Annual Compensation           Awards
                               -----------------------------------------------
                                       ($)     ($)       ($)         Options
 Name and Principal Position   Year  Salary   Bonus     Other          (#)
                                               (a)
------------------------------------------------------------------------------
Donald M. Earhart (c)          1995  200,000  80,000   6,827 (b)     150,000
------------------------------------------------------------------------------
President & Chief Executive    1994  200,000  40,000   9,330 (b)     254,000
------------------------------------------------------------------------------
                               1993  200,000  40,000     0           145,000
------------------------------------------------------------------------------

------------------------------------------------------------------------------
James J. Dal Porto             1995  115,320  35,000   7,540 (b)      50,000
------------------------------------------------------------------------------
Executive Vice President, COO  1994  104,830  20,000  12,600 (b)      73,000
------------------------------------------------------------------------------
                               1993   94,288  20,000     0            39,000
------------------------------------------------------------------------------

---------

(a) Bonuses awarded for each year were paid in February of the following year. The 1995 bonus for Mr. Earhart included $40,000 in cash and $40,000 in deferred compensation to be paid by the Company only upon the exercise of stock options to purchase 9,174 shares of the Company's Common Stock. The 1994 bonus for Mr. Earhart consisted of $40,000 in deferred compensation to be paid by the Company only upon the exercise of stock options to purchase 17,778 shares of the Company's Common Stock. The 1993 bonus for Mr. Earhart included $20,000 in cash and $20,000 in deferred compensation to be paid by the Company only upon the exercise of stock options to purchase 9,709 shares of the Company's Common Stock.

(b)      Accrued vacation paid in the 1995 and 1994 calendar years.

(c) Terms and conditions of employment of the Chief Executive Officer are outlined in an Employment Agreement he has with the Company which is described elsewhere herein under the caption "Certain Other Transactions".

         The following table shows information regarding stock options granted to the named executive officers during calendar year 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               Individual Grants
                       -----------------------------------------------------------------
                                      % of total    Exercise
                                   options granted   or base   Market price
                        Options      to employees     price    per share on   Expiration
      Name              Granted        in 1995      ($/Share)  date of grant     Date
----------------------------------------------------------------------------------------
Donald M. Earhart      150,000(a)       44.1%          1.54         $1.81     12/30/2004
----------------------------------------------------------------------------------------
James J. Dal Porto      50,000(b)       14.7%          1.54         $1.81     12/30/1999
----------------------------------------------------------------------------------------

---------

(a) All options are immediately vested and exercisable upon the date of grant.

(b) These options vest 20% after one year from the date of grant, and the remainder on a pro rata daily basis over the next four years. All options become immediately exercisable upon the disposition of all or substantially all of the Company's assets or capital stock.

         The following table shows certain information concerning stock option exercises by named executive officers during 1995 and the value of options held by such executives at 1995 year end.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                           Number of unexercised options    Value of unexercised in-the-
                                                    at year end              money options at year end
                    ------------------------------------------------------------------------------------
                      Shares
                    acquired on  $ Value                                        (a)              (a)
                     exercise    Realized  Exercisable     Unexercisable    Exercisable    Unexercisable
       Name             (#)        (#)         (#)              (#)             ($)              ($)
--------------------------------------------------------------------------------------------------------
Donald M. Earhart        0          0        778,482           63,333        $2,365,634       $309,067
--------------------------------------------------------------------------------------------------------
James J. Dal Porto       0          0         91,994          115,006        $  276,404       $402,486
--------------------------------------------------------------------------------------------------------

--------

(a) Value of unexercised options is based on the closing NASDAQ bid price on December 31, 1995 ($5.13 per share).


There is no table provided for Long Term Incentive Plan Awards as there are no such Long Term Incentive Plans in place at the Company.

CERTAIN OTHER TRANSACTIONS

         Donald Earhart joined the Company in June 1990 as the President and Chief Operating Officer. Mr. Earhart became the Chief Executive Officer of the Company in July 1990 and Chairman of the Board in March 1991. Upon the commencement of his employment, Mr. Earhart entered into a written Employment Agreement with the Company for a four (4) year term pursuant to which he will serve as a Chief Executive Officer of the Company for a minimum base salary of $200,000 per annum, subject to adjustment upward by the Board of Directors, plus a bonus to be determined annually by the Board based upon attainment of goals set by the Board. Under the Employment Agreement, Mr. Earhart is entitled to a severance payment equal to two (2) times his annual salary plus the previous year's bonus if the Agreement is terminated by the Company without cause, or if the Agreement is terminated by the employee for good reason after a change of control with respect to the Company. Mr. Earhart was granted fully vested options to purchase 120,000 shares of the Company's Common Stock at an exercise price $2.20 per share, expiring October 24, 2001, at the time his employment commenced. All option grants to Mr. Earhart from the commencement of his employment to the end of the 1995 fiscal year are included in the Summary Compensation Table and Aggregated Option Exercise Table above. The specific options granted in the 1995 fiscal year are indicated in the above Option Grant Table. Mr. Earhart is entitled to register shares of the Company's Common Stock which he owns under the Securities Act of 1933, at the expense of the Company.