Form 10-K, Exhibit 13
period 1996-12-31
I FLOW CORP /CA/
filed 1997-03-31
CIK 857728

                                                                      EXHIBIT 13

Selected Consolidated Financial Data




(Amounts in thousands, except                Year Ended December 31,
                                  ------------------------------------------------
  per share amounts)               1996       1995     1994       1993      1992
----------------------------------------------------------------------------------
Consolidated Statements of Operations Data:(1)
Revenue:
  Net sales                       $ 9,153   $ 9,737   $ 6,321   $ 5,436   $ 1,437
  Rental income                       113        60        72       212       478
  Other fees                        4,600       250       500         -         -
  Interest and other income            67        96       208        60        62
----------------------------------------------------------------------------------
    Total revenue                  13,933    10,143     7,101     5,708     1,977

Costs and expenses:
  Cost of sales                     3,954     4,422     4,062     3,623     1,477
  Selling and marketing             2,617     1,483     1,948     1,356     1,551
  General and administrative        4,336     2,329     2,044     2,119     2,324
  Product development               1,139       840       720     1,246       844
  Purchased in-process research
   and development costs            4,900         -         -         -         -
  Goodwill writedown                2,800         -         -         -         -
  Restructuring costs               1,552         -         -         -         -
----------------------------------------------------------------------------------
    Total costs and expenses       21,298     9,074     8,774     8,344     6,196
----------------------------------------------------------------------------------
  Income (loss) before taxes       (7,365)    1,069    (1,673)   (2,636)   (4,219)
  Income taxes                         60         -         -         -         -
----------------------------------------------------------------------------------
  Net income (loss)               $(7,425)  $ 1,069   $(1,673)  $(2,636)  $(4,219)
----------------------------------------------------------------------------------
  Net income (loss) per share(2)  $ (0.68)  $  0.12   $ (0.20)  $ (0.44)  $ (0.87)
----------------------------------------------------------------------------------

  Weighted average number of
    common and common equivalent
    shares outstanding(2)          10,849     9,247     8,177     5,990      4,857
----------------------------------------------------------------------------------

Consolidated Balance Sheet Data:
  Working capital                 $ 4,521   $ 6,958   $ 3,564   $ 5,270   $  3,464
  Total assets                     17,234     9,107     6,209     7,737      5,348
  Net shareholders' equity          9,597     7,728     4,181     5,812      4,240
===================================================================================

(1) Certain amounts previously reported have been reclassified to conform with the presentation at December 31, 1996.
(2)  See Note 1 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain disclosures made by the Company in this report and in other reports and statements released by the Company are and will be forward- looking in nature, such as comments which express the Company's opinions about trends and factors which may impact future operating results. Disclosures which use words such as the Company "believes," "anticipates," or "expects" or use similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ from those expected and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report which seek to advise interested parties of the risks and other factors that affect the Company's business, as well as in the Company's period reports on Forms 10-K, 10-Q, and 8-K filed with the Securities and Exchange Commission. The risks affecting the Company's business include reliance on the success of the Home Health Care Industry, the reimbursement system currently in place, competition in the industry, technological changes and product availability and the integration of Block Medical, Inc. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by the Company about its business.


Consolidated Results of Operations - For the Year Ended December 31, 1996
  Compared to the Year Ended December 31, 1995

Net sales during the year ended December 31, 1996 were $9,153,000 compared to $9,737,000 for the prior year. Sales to a major distributor were $6,508,000 for the year ended December 31, 1995, whereas there were no sales to this distributor during 1996. However, during the year ended December 31, 1996, the Company received licensing fees of $4,300,000 from such distributor, which brought total revenues for the year to $13,933,000 compared to $10,143,000 for the prior year. Included in net sales for the year ended December 31, 1996 were sales from the Company's new subsidiary, Block Medical, Inc., of $5,227,000. Block Medical, Inc. was acquired by the Company on July 22, 1996.

Export sales were $4,186,000, or 30% of total revenues, for the year ended December 31, 1996 compared to $2,100,000, or 21% of total revenues, for the year ended December 31, 1995.

In November 1994, the Company signed an exclusive distribution agreement with SoloPak Pharmaceuticals, Inc. ("SoloPak") for the SideKick(TM), Paragon(TM), and elite(TM) product lines. In March 1996, the SoloPak distribution agreement was superseded with a new agreement in which SoloPak purchased the exclusive right and license to manufacture and sell the products in the United States and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $4.3 million in consideration of the license in 1996. Additionally, SoloPak agreed to pay I-Flow a royalty equal to two percent of SoloPak's net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I- Flow has the right of first refusal to supply SoloPak with services and assistance in assembling the products until February 1998. The Company retained the right to sell the products outside the United States and Puerto Rico.

In July 1996, the Company purchased substantially all of the assets of Block Medical, Inc. ("Block"), a wholly-owned subsidiary of Hillenbrand Industries, Inc. (Note 2 of Notes to Consolidated Financial Statements). Block, which manufactures and sells portable infusion devices for the alternative site market, is headquartered in San Diego, California and has a manufacturing facility in Northern Mexico. Block had revenues of approximately $13.5 million for the fiscal year ended December 2, 1995.

In addition to revenue growth, the Company believes that the acquisition of Block brings several other strategic advantages to the Company, one of which is an expanded product line with single-dose, one-time use infusion pumps and a new electronic device with advanced remote programming technology. The Company also believes the acquisition will help it become more profitable through the use of its manufacturing plant in Mexico and the corresponding reduction in direct labor costs. The Company also seeks to strengthen its sales and marketing with Block's established 15 person sales force and a strong customer base.

Cost of sales of $3,954,000, including intangible amortization of $125,000, were incurred during the year ended December 31, 1996 compared to $4,422,000 for the prior year. As a percentage of net sales, cost of sales excluding intangible amortization, decreased by 4% for the year ended December 31, 1996 compared to the prior year. This increase in gross profit on sales is primarily the result of a higher percentage of sales to foreign customers, and the move of a substantial portion of the Company's manufacturing to its newly acquired plant in Mexico during the second half of the year.

Selling and marketing expenses for the year ended December 31, 1996 increased over the prior year by $1,134,000, or 76%. These higher expenses primarily resulted from the increased internal sales force from four people to 15 people as a result of the acquisition of Block.

General and administrative expenses of $4,336,000, which included amortization of intangibles of $652,000, were incurred during the year ended December 31, 1996 compared to $2,329,000 for the prior year. This represented an increase over the prior year of $2,007,000, or 86%. The remaining expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items which have increased primarily as a result of the acquisition of Block. As the Company integrates the operations of Block with its own and recognizes the synergies of the businesses, these costs are expected to decrease.

Product development expenses for the year ended December 31, 1996 increased compared to those for the prior year by $299,000, or 36%. With the acquisition of Block, the Company increased its engineering staff and the number of new products under development. The Company will continue to incur product development expenses as it continues its efforts to introduce new improved-technology, cost-efficient products into the market.

In conjunction with the acquisition of Block, the Company allocated $4.9 million of the purchase price to in-process research and development costs at the date of acquisition. Additionally, during the year ended December 31, 1996, the Company recorded a writedown of goodwill of $2.8 million due to impairment of value. The Company recorded a restructuring charge of $1,552,000 to provide for expenses related to consolidating Block's facilities with its own in 1997. The $1,552,000 restructuring charge was comprised of approximately $788,000 in severance and relocation expenses, $380,000 in moving expenses and $384,000 in lease abandonment. The portion of the restructuring reserve which relates to lease abandonment has been classified as a long-term liability as payments will be made through March 2001. The Company anticipates that substantially all of the remaining restructuring reserve will be expensed during 1997.


Results of Operations - For the Year Ended December 31, 1995 Compared to the
  Year Ended December 31, 1994

Total revenues for the year ended December 31, 1995 were $10,143,000 compared to $7,101,000 for the prior year. This represents an increase of 43%. This increase in sales is due to increased sales for the Company's SideKick and Paragon products. In April 1994, the Company changed its primary U.S. distributor for these products and sales to the new distributor accounted for the majority of the increase in revenue. Export sales were over $2,100,000, or 21% of total revenues, for the year ended December 31, 1995 compared to $1,300,000, or 18% of total revenues, for the year ended December 31, 1994.

Cost of sales of $4,422,000 were incurred during the year ended December 31, 1995, compared to $4,062,000 for the prior year. As a percentage of revenues, cost of sales decreased by 14% for the year ended December 31, 1995 compared to the prior year. The increase in gross profit is primarily the result of manufacturing efficiencies which have occurred due to increased production and a change in the product mix to increased Paragon product sales as a percent of total sales. Paragon products have a gross margin which is approximately 15 to 20% higher than SideKick products.

Selling and marketing expenses for the year ended December 31, 1995 decreased over the prior year by $465,000 or 24%. This decrease was due primarily to a reduction in the Company's internal sales force as the Company generated most of its sales through outside distributors in 1995.

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


Liquidity and Capital Resources

During the year ended December 31, 1996, funds of $2,476,000 were provided by operating activities consisting of non-cash expenses of $9,470,000 plus net changes in operating assets and liabilities of $431,000 which exceeded a net loss of $7,425,000. The changes in operating assets and liabilities (net of the effects of the acquisition of Block) consisted of an increase in accounts receivable of $506,000 and an increase in accounts payable and other liabilities of $734,000 less an increase in inventories and prepaid expenses of $203,000. The increase in these operating assets and liabilities is due to the combined operations for I-Flow and Block during the latter portion of 1996.

The Company used funds for investing activities during the year ended December 31, 1996 by acquiring property (including rental and demonstration equipment) of $821,000. The Company used funds of $15,803,000 for the acquisition of substantially all of the assets of Block Medical, Inc. (Note 2 of Notes to Consolidated Financial Statements). Additionally, there was an increase in other assets of $126,000 due to new notes receivable relating to capital leases.

During the year ended December 31, 1996, funds of $10,135,000 were provided by financing activities consisting of an increase in notes payable of $3,500,000 and proceeds from the exercise of stock options and Series G Warrants of $6,635,000.

As of December 31, 1996, the Company had cash and cash equivalents of $1,651,000 and net receivables of $4,514,000. To date, the Company has financed its operations and working capital requirements primarily through equity financings. Management believes the Company's available funds are sufficient to provide for its short-term projected needs for operations and fund future capital expenditures, if any.

The Company has a working capital line of credit with a bank expiring in August 1997. Under the line of credit, the Company may borrow up to the lesser of $3,000,000 or 75% of eligible accounts receivable, as defined, at a bank's prime rate plus 1% (9.25% at December 31, 1996). There were no borrowings under the line as of December 31, 1996.

In conjunction with the acquisition of Block, the Company entered into a $4,000,000 note payable with a bank ($3,500,000 outstanding at December 31, 1996) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1.5% (9.75% at December 31, 1996) through July 2000. The note is collateralized by substantially all of the Company's assets and requires the Company to comply with certain covenants. As of December 31, 1996, the Company was in compliance with all such covenants.

INDEPENDENT AUDITOR'S REPORT





To the Board of Directors and Shareholders of I-Flow Corporation:

We have audited the accompanying consolidated balance sheets of I-Flow Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of I-Flow Corporation as of December 31, 1996 and 1995, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Costa Mesa, California
February  12, 1997

CONSOLIDATED BALANCE SHEETS                                   I-Flow Corporation

                                                      December 31,  December 31,
(Amounts in thousands except per share amounts)          1996           1995
--------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents                           $1,651       $  5,628
    Royalty receivable                                   1,000              -
    Accounts receivable, less allowance for doubtful
      accounts of $125 and $509 at December 31, 1996
      and 1995, respectively                             3,514          1,567
    Inventories (Note 1)                                 3,352          1,067
    Prepaid expenses and other                             141             75
--------------------------------------------------------------------------------
    Total current assets                                 9,658          8,337
--------------------------------------------------------------------------------

Property:
    Furniture, fixtures and equipment                    3,091          1,494
    Rental and demonstration equipment                     173            156
--------------------------------------------------------------------------------
    Total property                                       3,264          1,650
    Less accumulated depreciation                       (1,326)        (1,155)
--------------------------------------------------------------------------------
    Net property                                         1,938            495
--------------------------------------------------------------------------------

Other assets:
    Goodwill and other intangibles, net (Note 2)         4,831            257
    Notes receivable and other                             807             18
--------------------------------------------------------------------------------
    Total other assets                                   5,638            275
--------------------------------------------------------------------------------
Total assets                                            17,234          9,107
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                     1,156            260
    Accrued payroll and related expenses                 1,271            553
    Deferred revenue                                       429            516
    Current portion of long-term debt (Note 3)           1,000              -
    Restructuring reserve (Note 2)                         824              -
    Other liabilities                                       73             50
--------------------------------------------------------------------------------
    Total current liabilities                            4,753          1,379
--------------------------------------------------------------------------------

Long-term debt (Note 3)                                  2,500              -
Long-term restructuring reserve (Note 2)                   384              -

Commitments and contingencies (Note 6)
--------------------------------------------------------------------------------
Shareholders' equity (Note 4)
    Preferred stock, no par value; 5,000,000
      shares authorized, 656,250 series B
      shares issued and outstanding at December
      31, 1996 and 1995 (aggregate preference
      on liquidation of $1,575,000)                      1,494          1,494
    Common stock, no par value; 40,000,000 shares
      authorized, 12,050,076 and 9,259,225 shares
      issued and outstanding at December 31, 1996
      and 1995, respectively                            33,036         24,278
    Common stock warrants                                  615              -
    Accumulated deficit                                (25,548)       (18,044)
--------------------------------------------------------------------------------
    Total shareholders' equity                           9,597          7,728
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity              17,234          9,107
================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                    I-Flow Corporation


                                                  Year ended December 31,
(Amounts in thousands except                    ---------------------------
 per share amounts)                               1996      1995     1994
---------------------------------------------------------------------------
Revenues:
    Net sales                                   $ 9,153   $ 9,737   $ 6,321
    Rental income                                   113        60        72
    Licensing and other fees                      4,600       250       500
    Interest and other income                        67        96       208
---------------------------------------------------------------------------
    Total revenues                               13,933    10,143     7,101

Costs and expenses (Notes 2, 3 and 6):
    Cost of sales                                 3,954     4,422     4,062
    Selling and marketing                         2,617     1,483     1,948

    General and administrative                    4,336     2,329     2,044
    Product development                           1,139       840       720
    Purchased in process research and
      development costs                           4,900         -         -
    Goodwill writedown                            2,800         -         -
    Restructuring costs                           1,552         -         -
---------------------------------------------------------------------------
    Total costs and expenses                     21,298     9,074     8,774
---------------------------------------------------------------------------

Income (loss) before taxes                       (7,365)    1,069    (1,673)
Income taxes (Note 5)                                60         -         -
---------------------------------------------------------------------------

Net income (loss)                               $(7,425)  $ 1,069   $(1,673)
===========================================================================

Net income (loss) per share                     $ (0.68)    $0.12   $ (0.20)
===========================================================================

Weighted average number of common and
  common equivalent shares                       10,849     9,247     8,177
===========================================================================


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity               I-Flow Corporation

For the years ended December 31,           Preferred Stock       Common Stock
1994, 1995 and 1996                     ------------------    ------------------   Common Stock  Accumulated
(Amounts in thousands)                   Shares    Amount     Shares      Amount     Warrants      Deficit     Total
---------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                  656      $1,494      8,169     $21,600        $  -     $(17,282)    $ 5,812
Common stock issued for payment
  of preferred stock dividends                                    33          79                      (79)
Stock options granted  with exercise
  prices below market value                                                   42                                   42
Net loss                                                                                           (1,673)     (1,673)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                656       1,494      8,202      21,721           -      (19,034)      4,181
Exercise of common stock warrants
  and options (net of costs of $29)                            1,026       2,434                    2,434
Common stock issued for payment
  of preferred stock dividends                                    31          79                      (79)
Stock options granted  with exercise
  prices below market value                                                   44                                   44
Net income                                                                                          1,069       1,069
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                656       1,494      9,259      24,278           -      (18,044)      7,728
Exercise of common stock warrants
  and options (net of costs of $78)                            2,336       6,635                                6,635
Common stock and warrants issued
  for acquisition                                                433       2,000         615                    2,615
Common stock issued for payment
  of preferred stock dividends                                    22          79                      (79)
Stock options granted  with exercise
  prices below market value                                                   44                                   44
Net loss                                                                                           (7,425)     (7,425)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                656      $1,494     12,050     $33,036        $615     $(25,548)    $ 9,597
=====================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                         I-Flow Corporation


                                                                                       Year ended December 31,
                                                                                 ----------------------------------
(Amounts in thousands)                                                            1996          1995         1994
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                                           $ (7,425)       $1,069      $(1,673)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        In process research and development costs                                  4,900             -            -
        Restructuring costs                                                        1,552             -            -
        Goodwill writedown                                                         2,800             -            -
        Depreciation and amortization                                              1,154           188          251
        Compensation expense for stock option grants                                  44            44           42
        Increase (decrease) in inventory obsolescense reserve                       (567)         (296)         221
        Increase (decrease) in allowance for doubtful accounts                      (413)          262          205
        Changes in operating assets and liabilities, net of effect of business acquisition:
            (Increase) decrease in receivables                                      (506)          798       (2,536)
            Decrease in inventories                                                  227           269          170
            (Increase) decrease in prepaid and other expenses                        (24)           16           26
            Increase (decrease) in accounts payable and accrued liabilities          734          (649)         103
-------------------------------------------------------------------------------------------------------------------
                Total adjustments                                                  9,901           632       (1,518)
-------------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in) operating activities                2,476         1,701       (3,191)

Cash flows from investing activities:
        Property acquisitions                                                       (821)         (243)        (202)
        Property disposals                                                           162             -            -
        Cash paid for acquisition, net of cash received                          (15,803)            -            -
        Increase in other assets                                                    (126)          (98)        (124)
-------------------------------------------------------------------------------------------------------------------
            Net cash used by investing activities                                (16,588)         (341)        (326)

Cash flows from financing activities:
        Proceeds from issuance of note payable                                     4,000             -            -
        Payments on note payable                                                    (500)            -            -
        Proceeds from exercise of stock options and warrants                       6,635         2,434            -
-------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                             10,135         2,434            -
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              (3,977)        3,794       (3,517)
Cash and cash equivalents at beginning of year                                     5,628         1,834        5,351
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $  1,651        $5,628      $ 1,834
===================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                   $    175             -            -
-------------------------------------------------------------------------------------------------------------------
Income tax payments                                                             $     35        $   17            -
-------------------------------------------------------------------------------------------------------------------

Liabilities issued and assumed in connection with
 acquisition:
     Fair value of assets acquired (including intangibles)                       $18,004             -            -
    Cash outflows for business acquisition                                       (15,803)            -            -
    Common stock and warrants issued                                               2,615             -            -
-------------------------------------------------------------------------------------------------------------------
Liabilities issued and assumed                                                    $4,816             -            -
===================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements



1. General and Summary of Significant Accounting Policies

Nature of Operations - I-Flow Corporation ("the Company") was incorporated on July 17, 1985 and is engaged in the manufacturing and marketing of ambulatory infusion systems for use in the intravenous administration of drugs, nutrients and similar medical treatments. The Company sells its products primarily to customers in the home health care industry.

Principals of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in the bank, money-market funds and U.S. Treasury bills with an original maturity date of 90 days or less.

Royalty Receivable - Royalty receivable consists of a guaranteed royalty payment due from SoloPak Pharmaceuticals, Inc. for the quarter ended December 31, 1996 (see below). Payment for the royalty was received in January 1997.

Inventories - Inventories are stated at the lower of first-in, first-out cost or market. Inventories consisted of the following as of December 31, 1996 and 1995:

                             December 31,              December 31,
                                    1996                      1995
                             -----------               -----------
Raw Materials                 $2,822,000                $  928,000
Work in Process                  110,000                    63,000
Finished Goods                 1,187,000                   241,000
Reserve for Obsolescence        (767,000)                 (165,000)
                              ----------                ----------
    Total                     $3,352,000                $1,067,000
                              ==========                ==========

Other Assets - Goodwill and other intangibles are amortized on a straight-line basis over three to fifteen years. Patents of $365,000 and $257,000 (net of accumulated amortization), included in other assets as of December 31, 1996 and 1995, respectively, are amortized over periods ranging from two to seven years.

Property - Property (including rental and demonstration equipment) is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from two to seven years. Rental and demonstration equipment consists of products held by customers under month-to-month rental agreements or on loan to customers for evaluation.

Deferred Revenue - The Company has received deposits under the terms of distribution agreements with certain foreign companies which entitled them to exclusive distribution rights for certain of the Company's products in those countries. Such funds will be applied to future sales to these distributors. As of December 31, 1996, $429,000 remained in deferred revenues.

Revenues - Revenue from sales is recognized when products are shipped to customers. Rental income is recorded monthly when earned.

In April 1994, the Company signed a non-exclusive distribution agreement for the SideKick, Paragon and elite products with SoloPak Pharmaceuticals, Inc. ("SoloPak"). In November 1994, this agreement was superseded with a new agreement allowing SoloPak exclusive rights to distribute these products in the United States. Under the terms of the November 1994 agreement, during the year ended December 31, 1994, the Company received a $500,000 non-refundable fee in consideration for the option.

In March 1996, SoloPak purchased the exclusive rights and license to manufacture and sell the SideKick and Paragon products in the U.S and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $1.3 million in consideration of the license in March 1996 and guaranteed royalties of $1.0 million during each of the three succeeding quarters in 1996. Additionally, SoloPak will pay I-Flow a royalty equal to two percent of their net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply SoloPak with services and assistance in assembling completed products until February 1998. The Company retained the rights to sell the products outside the United States and Puerto Rico.

Also in 1996, the Company expanded its international sales agreement with its German distributor, Fresenius AG, to sell the Paragon and SideKick products in 22 countries in Europe. The expanded agreement expires in December 2000 and provided I-Flow with an initial licensing fee of $300,000.

Net Income (Loss) Per Share - Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Certain Common Stock equivalents were not considered in the net income (loss) per share calculation because the effect would be anti-dilutive.

New Accounting Pronouncement - In October 1995, the Financial Accounting Standard board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation." The Company has determined that it will not change to the fair market value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock based transactions (Note 4).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Customer Concentrations - The Company sells primarily on credit terms to customers in the home health care industry. During the years ended December 31, 1996, 1995 and 1994, one customer accounted for 31%, 64% and 55% of total revenues from operations, respectively. Export sales accounted for 30%, 21% and 18% of total revenues for the years ended December 31, 1996, 1995 and 1994, respectively. Export sales were primarily to certain European and Far Eastern countries. The loss of, or reduction in sales to any such customers would have a material adverse effect on the Company's business, operating results and financial condition.

Supplier Concentrations - Certain of the Company's products utilize components that are available in the short term only from a single or a limited number of sources. Any inability to obtain components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, operating results and financial condition until alternative sources could be developed or designed and manufacturing changes could be completed. Any such design or manufacturing changes or increased costs could result in significant expenses in a particular quarter and therefore could adversely affect operating results for any quarter or other period.

2. ACQUISITION OF BLOCK MEDICAL, INC.

On July 22, 1996, the Company purchased substantially all of the assets of Block Medical, Inc. ("Block"). The assets were acquired for an aggregate purchase price of approximately $18 million. The purchase price has been allocated to the net assets acquired, in-process research and development, goodwill and other intangibles. The amount allocated to in-process research and development of $4.9 million has been expensed as of the acquisition date. Consideration for the purchase consisted of: $15,000,000 in cash, 433,018 shares of I-Flow Corporation Common Stock with a value of $2,000,000 as of the date of closing, and a warrant to purchase 250,000 shares of I-Flow Corporation Common Stock at an exercise price of $4.62, expiring July 22, 2001, valued at $615,000 at the date of closing.

The Company recorded a restructuring charge of $1,552,000 to provide for expenses related to consolidating Block's facilities with its own in 1997. The $1,552,000 restructuring charge was comprised of approximately $788,000 in severance and relocation expenses, $380,000 in moving expenses and $384,000 for lease abandonment. The portion of the restructuring reserve which relates to lease abandonment has been classified as a long-term liability as payment will be made through March 2001. The Company anticipates that substantially all of the remaining restructuring reserve will be expended during 1997.

The unaudited consolidated pro forma results of operations for the years ended December 31, 1996 and 1995, as if the Block Medical acquisition had occurred at the beginning of 1995, are as follows:

                                   Years Ended
                                   December 31,
                           ----------------------------
                              1996             1995
                              ----             ----
   Total revenues          $22,071,000      $23,571,000
   Net loss                $(3,068,000)     $(8,823,000)
   Net loss per share      $     (0.26)     $     (0.91)

The pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

3. BANK FINANCING AND LONG TERM DEBT

During the year ended December 31, 1995, the Company entered into a financing agreement with a bank which provides for a working line of credit expiring in August 1997. Under the line of credit, the Company may borrow up to the lesser of $3,000,000 or 75% of eligible accounts receivable, as defined, at a bank's prime rate plus 1% (9.25% at December 31, 1996). There were no borrowings outstanding under the line as of December 31, 1996.

In conjunction with the acquisition described in Note 2, the Company entered into a $4,000,000 note payable with a bank ($3,500,000 outstanding at December 31, 1996) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1.5% (9.75% at December 31, 1996) through July 2000. The note is collateralized by substantially all of the Company's assets and requires the Company to comply with certain covenants. As of December 31, 1996, the Company was in compliance with all such covenants.

4. COMMON STOCK WARRANTS AND OPTIONS

During 1994, the Company issued Series H warrants for the purchase of 150,000 shares of the Company's Common Stock in conjunction with a consulting agreement. The exercise price for these warrants was equal to the fair market value of the Common Stock at the date of grant.

In July 1995, an aggregate of 758,681 of the Company's Common Stock was issued upon exercise of warrants for net proceeds of $1,707,000.

In July 1996, the Company issued warrants for the purchase of 250,000 shares of the Company's Common Stock in conjunction with the acquisition of Block ("Acquisition Warrants") (Note 2). The exercise price for these warrants was equal to the fair market value of the Common Stock at the date of grant.

During the year ended December 31, 1996, Series G Warrants for 1,999,255 shares of the Company's Common Stock were exercised raising net proceeds of $5,998,000.

Outstanding warrants as of December 31, 1996 are summarized below.

                             Shares Subject to   Exercise Price
     Description                Warrants           Per Share        Expiration Date
     -----------                --------           ---------        ---------------
     Underwriter Warrants        46,051              $6.79          February 1997
     Series F Warrants          607,032          $2.40 to $4.80     October 1997
     Series H Warrants          150,000          $2.75 to $3.25     June 1997
     Acquisition Warrants       250,000              $4.62          July 2001

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

In May 1996, the shareholders of the Company approved a new stock incentive plan (the "1996 Plan") which provides for the grant of stock options (including incentive stock options or nonqualified stock options), restricted stock, stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock and other stock-based benefits to directors, officers, employees, consultants, and advisors of the Company and its affiliated entities. Stock options granted under the 1996 Plan may be incentive stock options intended to qualify under the provisions of Section 422 of the Internal Revenue Code ("Code") or non-qualified stock options which do not so qualify. The maximum number of shares of Common Stock which may be the subject of awards granted under the 1996 Plan may not exceed 2,500,000 shares in the aggregate, subject to adjustments for stock splits or other adjustments as discussed below. The shares available under the 1996 Plan may either be authorized and unissued shares or shares reacquired by the Company through open market purchases or otherwise. If any award granted under the 1996 Plan expires, terminates or is forfeited before the exercise thereof or the payment in full thereof, the shares covered by the unexercised or unpaid portion will become available for new grants under the 1996 Plan. The 1996 Plan provides for the granting of options to purchase shares of the Company's Common Stock at a price equal to 85% of the quoted market price on the date of grant. Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

The Company has a stock option plan which provides for the granting of options to non-employee directors to purchase up to 400,000 shares of the Company's Common Stock at exercise prices not less than the fair market value of the Company's Common Stock at the date of grant. Under the terms of the plan, options to purchase 10,000 shares of the Company's Common Stock are to be granted to each non-employee director serving in such capacity as of the first business day of January of each year as long as the plan remains in existence. Options granted become exercisable in four equal installments, with one installment occurring at the end of each calendar quarter subsequent to the date of grant. The options expire at the earlier of five years from the date of grant or two years after termination of the options holder's status as a director. As of December 31, 1996, options to purchase 165,715 shares at exercise prices ranging from $1.63 to $5.38, were outstanding and exercisable under the plan. On January 2, 1997, options to purchase an additional 60,000 shares of the Company's Common Stock at an exercise price of $5.44 per share were issued under the plan.

Activity under all of the plans is summarized as follows:

                                                                                    Weighted
                                                Number of           Price per        Average
                                                  Shares             Share           Price
                                                ----------           ------          -----
Balance, January 1, 1994                          1,228,554       $0.25  -  5.15     $  --
    Granted                                         757,309        0.25  -  2.38      1.59
    Canceled/Expired                               (183,772)       0.25  -  5.00      2.70
                                               -------------
Balance, December 31, 1994                        1,802,091        0.25  -  5.15      2.01
    Granted (weighted average fair value
      of $4.54)                                     773,677        1.88  -  4.36      3.88
    Canceled/Expired                                (58,602)       1.25  -  5.00      2.18
    Exercised                                       (38,278)       1.31  -  2.38      1.76
                                               -------------
Balance, December 31, 1995                        2,478,888        0.25  -  5.15      2.59
    Granted (weighted average fair value
      of $7.29)                                     753,372        4.25  -  5.38      4.55
    Canceled/Expired                                (45,547)       3.25  -  4.13      3.53
    Exercised                                      (337,078)       0.25  -  3.60      2.13
                                               -------------
Balance, December 31, 1996                        2,849,635       $0.25  -  5.38     $3.06
                                               =============


Certain of these options were issued under an employment agreement between the Company and its president (Note 6). As of December 31, 1996, there were options for 238,000 and 2,056,000 shares available for grant under the 1987 - 1988 Plan and the 1996 Plan, respectively. Options to purchase 1,788,437 were exercisable as of December 31, 1996.

The Company has issued options outside of the option plans to purchase an aggregate of 541,500 shares of its Common Stock to certain key employees at exercise prices below fair market value for services rendered. Compensation expense related to these options aggregating $44,000 has been recorded for the years ended December 31, 1996, 1995 and 1994. As of December 31, 1996, 354,560 of these options are exercisable. All other terms of the options are the same as those issued under the 1996 Plan (described above).

The Company has adopted the disclosure-only provisions of the SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's option plans been determined based on the fair value at the grant date for awards in 1996 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been decreased/increased to the pro forma amounts indicated below:

Amounts in thousands, except per               Years Ended December 31,
         share amounts                        1996                 1995
                                              ----                 ----
Net income (loss) - as reported             $(7,425)             $ 1,069
Net income (loss) - pro forma               $(8,057)             $   618
Earnings (loss) per share - as reported     $ (0.68)             $  0.12
Earnings (loss) per share - pro forma       $ (0.74)             $  0.07

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1995 and 1996: no dividend yield; expected volatility of 27% in 1995 and 45% in 1996; risk-free interest rate of 6.5%; and expected lives of 5 years.

The following table summarizes information concerning currently outstanding and exercisable options:

                             Options Outstanding                  Options Exercisable
                   ----------------------------------------    ------------------------
                                    Weighted
                                     Average       Weighted                    Weighted
                                    Remaining      Average                     Average
Range of             Number        Contractual     Exercise       Number       Exercise
Exercise Prices    Outstanding    Life in Years      Price     Exercisable       Price
---------------    -----------    -------------   ---------    -----------    ----------
$0.25 - $1.00           85,330        6.40          $0.25           72,130      $0.25
$1.01 - $2.00          752,370        5.15          $1.59          580,740      $1.61
$2.01 - $3.00          386,821        4.21          $2.28          370,920      $2.27
$3.01 - $4.00          309,705        3.45          $3.16          296,014      $3.16
$4.01 - $5.00        1,247,409        4.39          $4.44          400,633      $4.45
$5.01 - $6.00           68,000        3.56          $5.35           68,000      $5.35
                     ---------                      -----        ---------      -----
     Total           2,849,635                      $3.06        1,788,437      $2.74
                     =========                      =====        =========      =====

5. INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109 - "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled.

Total Federal and state taxes on income for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:

                                Years Ended December 31,
Currently payable:      1996               1995              1994
------------------      ----               ----              ----
Federal               $49,000             $  --             $  --
State                  11,000                --                --
                      -------             -------           -------
    Total             $60,000             $  --             $  --
                      =======             =======           =======


Taxes on income vary from the statutory Federal income tax rate applied to earnings before taxes on income as the result of the following:

                                               Years Ended December 31,
                                            1996           1995          1994
                                            ----           ----          ----
[S]                                      [C]             [C]          [C]
Statutory Federal income tax
 rate applied to earnings before
 taxes on income                         $(2,578,000)   $ 374,000    $(586,000)
Increase (decrease) in taxes
 resulting from:
  State taxes, net of Federal benefit     (1,027,000)      65,000      (51,000)
  Research and development credits           (42,000)        --          --
  Change in valuation allowance            3,751,000     (442,000)     633,000
  Other                                      (44,000)       3,000        4,000
                                         -----------    ---------    ---------
    Total                                     60,000    $    --      $    --
                                         ===========    =========    =========

As of December 31, 1996 and 1995, the Company had a net deferred tax asset of approximately $9,943,000 and $6,191,000, respectively, with a valuation allowance of $9,943,000 and $6,191,000, comprised of the following:

                                                 Years Ended December 31,
Deferred Tax Assets:                                1996           1995
--------------------                                ----           ----
Net operating loss carryforwards                 $ 5,474,000    $ 5,760,000
Amortization of goodwill and other intangibles     3,329,000         --
Reserves not currently deductible                    360,000        348,000
Accrued restructuring                                523,000         --
State taxes                                         (649,000)        --
Credits                                              475,000         --
Deferred revenue                                     186,000         --
Accrued compensation and related costs               108,000         40,000
Excess depreciation                                   94,000         39,000
Other                                                 43,000          4,000
                                                 -----------    -----------
     Subtotal
Less valuation allowance                           9,943,000      6,191,000
                                                  (9,943,000)    (6,191,000)
                                                 -----------    -----------
                                                 $         0    $         0
                                                 -----------    -----------


Primarily all of the above temporary differences will reverse in 1997, except for the goodwill and other intangibles and the net operating loss carryforwards which expire beginning 2000 through 2009. Due to certain tax regulations, future use of the loss carryforwards is restricted. The impact of the restricted amount has not been calculated as of December 31, 1996.

6. COMMITMENTS AND CONTINGENCIES

In June 1990, the Company entered into an employment agreement with the President of the Company that expires on June 4, 1999. Under the terms of the agreement, the President will receive a minimum base salary of $200,000 per year for the term of this contract, with salary reviews conducted annually by the Board of Directors.

In 1996, the Board of Directors approved a deferred compensation plan under which certain key employees may be granted options under the 1996 Plan (Note 4) for which the Company will pay 100% of the total exercise price upon exercise of the options by the employee. These options will vest one-third upon the expiration of one year following the date of grant, an additional one-third upon the expiration of two years following the date of grant and all remaining options upon the expiration of three years following the date of grant. Compensation expense of $44,000 relating to the plan was recorded in 1996.

The Company is currently in the process of negotiating a noncancelable operating lease for a new 51,000 square foot building for its primary facility. The lease agreement (if consummated) will contain certain scheduled rent increases (which are accounted for on a straight-line basis) and will expire in June 2007. Future minimum lease payments under the proposed lease are as follows:

Year Ended December 31,
         1997                                 $  225,000
         1998                                    386,000
         1999                                    386,000
         2000                                    386,000
         2001                                    386,000
         Thereafter                           $2,301,000
                                              ----------
Total                                         $4,070,000
                                              ==========

Rent expense for the years ended December 31, 1996, 1995 and 1994 was $291,000, $201,000 and $175,000, respectively.

The Company is involved in a litigation matter arising from the normal course of operations. Although the liability at December 31, 1996 cannot be ascertained, in the opinion of management any resulting future liability will not have a material adverse effect on the Company's financial position and results of operations

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan in which any full time employee may participate. Employer contributions to the plan are discretionary. No employer contributions were authorized during the years ended December 31, 1996, 1995 or 1994. The Company does not provide post-retirement benefits to its employees.