Form 10-K, Exhibit 13
period 1997-12-31
I FLOW CORP /CA/
filed 1998-03-31
CIK 857728

                                                                      EXHIBIT 13



                               I-FLOW CORPORATION


                               1997 ANNUAL REPORT

FINANCIAL HIGHLIGHTS                                          I-FLOW CORPORATION


OPERATING RESULTS

(Amounts in thousands, except               Years Ended December 31,
  per share amounts)                 1997          1996          1995
--------------------------------------------------------------------------

Total revenue                      $ 17,742     $   13,892      $ 10,047

Operating income (loss)                 779         (7,406)          973

Net income (loss) per share        $   0.03     $    (0.68)     $   0.12
--------------------------------------------------------------------------







BALANCE SHEET




                                                           December 31,
(Amount in thousands)                                      1997      1996
--------------------------------------------------------------------------
ASSETS

Current assets                                          $10,040    $9,658
Property & equipment, net                                 2,231     1,938
Other assets                                              5,363     5,638
--------------------------------------------------------------------------
Total assets                                            $17,634   $17,234
--------------------------------------------------------------------------

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities                                      $5,467    $4,753
Long-term debt                                            1,579     2,500
Shareholders' equity                                     10,588     9,597
--------------------------------------------------------------------------
Total liabilities & shareholders' equity                $17,634   $17,234
--------------------------------------------------------------------------

MESSAGE TO SHAREHOLDERS




To Our Shareholders:

         Fiscal 1997 was a year of progress and challenges for I-Flow as we (1) transitioned from a Company generating mostly licensing revenues to one of product sales and (2) began developing a strong distribution channel to support this change, both domestically and internationally. The transition began in the fourth quarter of 1997 and will continue through the first half of fiscal 1998. We are concentrating our efforts on establishing strong partnerships with large healthcare companies that can gain us visibility with national healthcare providers, both in the hospital and in the alternate site market.

         During the year, revenue reached a new record. We successfully launched several important new products. The Company was awarded two new patents, and entered into two new master purchasing agreements with large hospital networks. Early in 1998, we completed an acquisition that adds to our base of business and opens new distribution channels for our products. And in March 1998, we established a letter of intent with a major distributor of infusion products in the United States that we believe will contribute significantly to the Company's future growth. These accomplishments added real value to our Company and moved us forward in the implementation of our strategic plan -- to be a leading supplier of high quality, low cost IV infusion devices to the world, for the delivery of medicines.

         Earnings for the year would have been significantly better if we had not had a lower than expected fourth quarter. The fourth quarter was negatively impacted by lower-than-anticipated shipments to a major European distributor, order delays due to the economic uncertainty in Asia (and particularly Korea), and the temporary impact of the reorganization of our domestic distribution channels. This reorganization is necessary if we are to continue achieving strong revenue growth in the future.



NEW PRODUCTS


         To further strengthen our position as the leading low-cost provider of reliable, affordable infusion systems, I-Flow introduced two more innovative infusion systems in 1997:

         - The Eclipse(R) C-Series is specifically designed for chemotherapy infusion, optimized for appropriate flow rates and the higher viscosities of chemotherapeutic drugs. With our acquisition of InfuSystems II, Inc. and Venture Medical, Inc. in 1998, we acquired two of the market leaders to distribute this family of oncology products.

         - Late in the year we began marketing the ONE-STEP KVO(TM), which substantially eliminates the need for IV flushing, is very cost-effective and reduces the occurrence of occluded catheters and other complications associated with catheter maintenance. This is both a hospital product and an alternate-site product. With the proposed agreement with B. Braun Medical, Inc., we will be able to introduce this product to their domestic hospital accounts using their 125 person sales force.



NATIONAL SALES CONTRACTS


         To help us meet our objectives for sustained domestic and international growth, I-Flow entered into three new national sales contracts in 1997:

         - A three year national agreement with Shared Services Healthcare, Inc.
(SSH), a non-profit purchasing organization for 1,200 acute care and alternate site members in the southeastern United States, which gives I-Flow the opportunity to market its entire line of mechanical and electronic infusion products to each of SSH's facility members.

         - A three year Government Service Agreement (GSA) with the U.S. Department of Veteran Affairs, which adds all of I-Flow's infusion therapy devices to the Federal Supply Schedule (FSS). This GSA contract together with the previously negotiated Distribution and Pricing Agreement (DAPA) with the Defense Personnel Support Center (DPSC), makes I-Flow's infusion systems available to all U.S. Government medical treatment facilities around the world.

         - A three year agreement to provide Fresenius Medical Care in the United States with eighty percent of their elastomeric pump requirements.


PATENTS


         I-Flow was awarded two U.S. Patents during the year, bringing the total number of patents now held by the Company to 40:

         - A patent for our VOICELINK(TM) remotely programmable infusion therapy system, a tele-medicine technology for the remote monitoring and programming of intravenous (IV) infusion pumps via a touch tone telephone. VOICELINK bridges the gap between the limitations of managed care and the need for monitoring IV patients who are at home, and we believe that this technology has the potential to become the industry standard for remote monitoring and programming.

         - A patent for the Medi-SIS(TM) syringe infusion system, the lowest cost method of administering intravenous (IV) fluids available today. With an average cost per infusion of less than half that of gravity-based IV drip systems, until now the most cost-effective method of IV fluid delivery, Medi-SIS sets a new standard for cost savings, ease of use, and reliability.



ACQUISITION


         Early in 1998, I-Flow acquired privately-held Venture Medical, Inc. and InfuSystems II, Inc., two Michigan based national ambulatory infusion pump management and distribution companies (referred to jointly as InfuSystem), which service the oncology market. In addition to adding more than $5 million of incremental revenue to our sales base in 1998, this acquisition is important because it provides I-Flow with a new channel of distribution--directly into the offices of oncologists and hematologists. InfuSystem is presently a leading supplier of infusion devices to physicians and their expertise in distributing to physicians opens the door to establishing additional channels for our ambulatory infusion products in the hospital-based pain management and bone marrow transplant segments of the industry.



DISTRIBUTION AGREEMENT


         In March 1998 we signed a letter of intent with B. Braun Medical Inc. ("B. Braun"), a world leader in the manufacture and distribution of pharmaceuticals and infusion products, to distribute I-Flow's HOMEPUMP Eclipse(R), HOMEPUMP Eclipse C-Series and ONE-STEP KVO elastomeric products in the United States. This relationship will strengthen I-Flow's existing distribution network in the home care/alternate site market and open yet another new channel of distribution directly into hospitals through the nationwide reach of B. Braun's 125 direct sales professionals.



FINANCIAL RESULTS


         For the year ended December 31, 1997, revenue rose 27% to a record $17,742,000 from $13,892,000 for 1996. Revenue for 1996 included licensing fees of $4,600,000; there were no licensing fees for 1997. Net income for the year was $365,000, or $0.03 per share. This compares to a net loss of $7,425,000, or $0.68 per share, for 1996, which included the write-off of purchased in-process R&D, a goodwill write down, and a restructuring charge related to the acquisition of Block Medical totaling $9,252,000.



OUTLOOK


         The healthcare marketplace is changing, and cost-containment pressures are causing third-party payers to reassign complex therapies from the traditional hospital setting to less costly environments, including the home, nursing home, outpatient clinic, hospice facility and the physician's office. As described in this report, during 1997 we created a variety of new opportunities for I-Flow to prosper in this new healthcare environment, including the acquisition of InfuSystem which gives us an immediate presence in the oncologist's office and future inroads to other physicians' offices. In addition, with the recent agreement with B. Braun Medical, Inc., we now have a vehicle to sell our products to hospitals as well as to national home care providers.

         We recently applied for FDA permission to market a new pain management kit for use by orthopedic surgeons. Preliminary results from more than 25 patients has shown a significant reduction in pain after surgery and a significant reduction in the time for rehabilitation of the repaired limb, all with a reduction in the use of oral pain medications and their unpleasant side effects. Once permission to market is received, we intend to begin selling this new pain kit to orthopedic surgeons through a yet unnamed distribution partner.


         We are committed to our strategic road map for expansion through acquisition and corporate partnering and the expansion into new markets by using our existing patented technologies; telemedicine applications for pumps, respirators, monitors, etc. using VOICELINK, mechanical delivery systems for medicines using springs or our elastomeric pumps. We believe this is the best way to further strengthen our position as a leading provider of affordable mechanical and electronic infusion systems, and to build long-term value for our shareholders.

         Thank you for your interest and support. We look forward to reporting our progress to you.

Sincerely,




Donald M. Earhart
Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA                         I-Flow Corporation


(Amounts in thousands, except                                               Year Ended December 31,
  per share amounts)                                     1997         1996          1995       1994          1993
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:(1)(3)
Revenue:
  Net sales                                           $ 17,678      $  9,153      $  9,737     $  6,321      $  5,436
  Rental income and other                                   64           139            60           72           212
  Other fees                                              --           4,600           250          500          --
---------------------------------------------------------------------------------------------------------------------
    Total revenue                                       17,742        13,892        10,047        6,893         5,648

Cost of sales                                            8,450         3,954         4,422        4,062         3,623
---------------------------------------------------------------------------------------------------------------------

Gross Profit                                             9,292         9,938         5,625        2,831         2,025
---------------------------------------------------------------------------------------------------------------------

Expenses:
  Selling and marketing                                  3,197         2,617         1,483        1,948         1,356
  General and administrative                             4,281         4,336         2,329        2,044         2,119
  Product development                                    1,035         1,139           840          720         1,246
  Purchased in-process research
   and development costs                                  --           4,900          --           --            --
  Goodwill writedown                                      --           2,800          --           --            --
  Restructuring costs                                     --           1,552          --           --            --
---------------------------------------------------------------------------------------------------------------------
    Total expenses                                       8,513        17,344         4,652        4,712         4,721
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                  779        (7,406)          973       (1,881)       (2,696)
  Interest income (expense)                               (334)           41            96          208            60
---------------------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                   $    445      $ (7,365)     $  1,069     $ (1,673)     $ (2,636)
  Income taxes                                              80            60          --           --            --
---------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                   $    365      $ (7,425)     $  1,069     $ (1,673)     $ (2,636)
---------------------------------------------------------------------------------------------------------------------
  Net income (loss) per share (2)                      $ 0.03       $  (0.68)     $   0.12     $  (0.20)     $  (0.44)
---------------------------------------------------------------------------------------------------------------------

  Weighted average number of
    common and common equivalent
    shares outstanding (2)                              13,730        10,849         9,247        8,177         5,990
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:(3)
  Working capital                                     $  4,573      $  4,905      $  6,958     $  3,564      $  5,270
  Total assets                                          17,634        17,234         9,107        6,209         7,737
  Long-term obligations                                  1,579         2,884          --           --            --
  Total shareholders' equity                            10,588         9,597         7,728        4,181         5,812
=====================================================================================================================

(1) Certain amounts previously reported have been reclassified to conform with the presentation at December 31, 1997.

(2)   See Note 1 of Notes to Consolidated Financial Statements.

(3) In July 1996, the Company purchased substantially all of the assets of Block Medical, Inc. See Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain disclosures made by the Company in this report and in other reports and statements released by the Company are and will be forward-looking in nature, such as comments which express the Company's opinions about trends and factors which may impact future operating results. Disclosures which use words such as the Company "believes," "anticipates," or "expects" or use similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ from those expected and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report which seek to advise interested parties of the risks and other factors that affect the Company's business, as well as in the Company's period reports on Forms 10-K, 10-Q, and 8-K filed with the Securities and Exchange Commission. The risks affecting the Company's business include reliance on the success of the Home Health Care Industry, the reimbursement system currently in place, competition in the industry, demand in foreign countries, technological changes and product availability. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by the Company about its business.


Consolidated Results of Operations - For the Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

Net product sales during the year ended December 31, 1997 were $17,678,000 compared to $9,153,000 for the prior year. In July 1996, the Company acquired substantially all of the assets of Block Medical, Inc. ("Block"). Accordingly, net product sales increased, as sales from Block were reported by the Company for a full year in 1997 versus only a portion of the year in 1996. Additionally, net product sales to international customers have increased substantially, as export sales were $6,427,000, or 36% of total revenues, for the year ended December 31, 1997 compared to $4,186,000, or 30% of total revenues, for the year ended December 31, 1996.

In addition to revenue growth, the acquisition of Block has brought several other strategic advantages to the Company, one of which is an expanded product line with single-dose, one-time use infusion pumps and a new electronic device with advanced remote programming technology. The acquisition has also increased the Company's profitability through the use of its manufacturing plant in Mexico and the corresponding reduction in direct labor costs.

Notwithstanding the year-to-year increase, net sales were less than anticipated due to lower than forecasted sales from one of the Company's primary international distributors. This distributor is currently undergoing certain changes within its internal organization and is seeking to finalize the acquisition of a major European homecare company. These changes within the distributor have created a shortfall in current sales to the distributor that may continue into 1998. Management believes, however, that these efforts by the distributor will ultimately increase the sales of I-Flow products into the European market. Additionally, international net sales were less than anticipated due to the economic difficulties in Asia and, most particularly Korea. In addition, a combination of changes in domestic distribution arrangements together with current distributors' existing inventory levels may adversely impact the Company's revenues generated by domestic distributors during the first quarter of 1998.

In March 1996, the Company sold the exclusive right and license to manufacture and sell its SideKick(TM), Paragon(TM), and elite(TM) products in the United States and Puerto Rico to SoloPak Pharmaceuticals, Inc. ("SoloPak"). Pursuant to the agreement, SoloPak paid the Company $4.3 million in consideration of the license and guaranteed royalties in 1996. The Company retained the right to sell the products outside the United States and Puerto Rico.

Cost of sales of $8,450,000 were incurred during the year ended December 31, 1997, compared to $3,954,000 for the prior year. As a percentage of revenues, cost of sales increased by 19 percentage points for the year ended December 31, 1997 compared to the prior year. The decrease in gross profit is primarily the result of the lack of licensing fees in 1997 as compared to 1996.

Selling and marketing expenses for the year ended December 31, 1997 increased over the prior year by $580,000 or 22%. This increase was due primarily to the Company's additional sales and marketing activity during 1997 relating to its increased sales. With the acquisition of Block in mid-1996, the Company significantly expanded its product line and sales efforts.

General and administrative expenses for the year ended December 31, 1997 increased from the prior year by $55,000 or 1%. These expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items. These costs have increased primarily as a result of increased operations during 1997.

Product development expenses for the year ended December 31, 1997 decreased compared to those for the prior year by $104,000 or 9%, primarily due to the consolidation of the product development efforts of the Company with those of Block in 1997.


Consolidated Results of Operations - For the Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

Net sales during the year ended December 31, 1996 were $9,153,000 compared to $9,737,000 for the prior year. Sales to a major distributor were $6,508,000 for the year ended December 31, 1995, whereas there were no sales to this distributor during 1996. However, during the year ended December 31, 1996, the Company received licensing fees of $4,300,000 from this distributor, which brought total revenues for the year to $13,933,000 compared to $10,143,000 for the prior year. Included in net sales for the year ended December 31, 1996 were sales from Block of $5,227,000. Substantially all of the assets of Block were acquired by the Company on July 22, 1996.

Export sales were $4,186,000, or 30% of total revenues, for the year ended December 31, 1996 compared to $2,100,000, or 21% of total revenues, for the year ended December 31, 1995.

In November 1994, the Company signed an exclusive distribution agreement with SoloPak for the SideKick(TM), Paragon(TM), and elite(TM) product lines. In March 1996, the SoloPak distribution agreement was superseded with a new agreement in which SoloPak purchased the exclusive right and license to manufacture and sell the products in the United States and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $4.3 million in consideration of the license in 1996. Additionally, SoloPak agreed to pay I-Flow a royalty equal to two percent of SoloPak's net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply SoloPak with services and assistance in assembling the products until February 1998. The Company retained the right to sell the products outside the United States and Puerto Rico.

In July 1996, the Company purchased substantially all of the assets of Block, a wholly-owned subsidiary of Hillenbrand Industries, Inc. (Note 2 of Notes to Consolidated Financial Statements). Block, which manufactures and sells portable infusion devices for the alternate site market, is headquartered in San Diego, California and has a manufacturing facility in Northern Mexico. Block had revenues of approximately $13.5 million for its fiscal year ended December 2, 1995.

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

In conjunction with the acquisition of Block, the Company allocated $4.9 million of the purchase price to in-process research and development costs at the date of acquisition. Additionally, during the year ended December 31, 1996, the Company recorded a write-down of goodwill of $2.8 million due to impairment of value. The Company recorded a restructuring charge of $1,552,000 to provide for expenses related to consolidating Block's facilities with its own in 1997. The $1,552,000 restructuring charge was comprised of approximately $788,000 in severance and relocation expenses, $380,000 in moving expenses and $384,000 in lease abandonment.


Liquidity and Capital Resources

During the year ended December 31, 1997, funds of $956,000 were used for operating activities consisting of net income of $365,000 plus non-cash expenses of $815,000 less net changes in operating assets and liabilities of $2,136,000. The changes in operating assets and liabilities primarily consisted of an increase in accounts receivable of $951,000 and an increase in inventories of $1,074,000 as well as an increase in accounts payable and accrued liabilities of $259,000 and a decrease in deferred revenues of $371,000.

The Company used funds for investing activities during the year ended December 31, 1997 by acquiring property of $906,000. Additionally, there was an increase in other assets of $279,000 due to new notes receivable relating to capital leases.

During the year ended December 31, 1997, funds of $1,317,000 were provided from financing activities consisting of net borrowings on the line of credit of $1,500,000 and proceeds from the exercise of stock options and warrants of $738,000 less payments on notes payable of $921,000. Additionally, foreign exchange rates relating to the subsidiary in Mexico had a negative effect of $112,000 on funds during the year.

As of December 31, 1997, the Company had cash and cash equivalents of $715,000 and net receivables of $5,127,000. To date, the Company has financed its operations and working capital requirements primarily through equity and debt financings. Management believes the Company's available funds are sufficient to provide for its short-term projected needs for operations and to fund future capital expenditures, if any. However, the Company may decide to sell additional equity or increase its borrowings in order to fund increased product development or for other purposes.

The Company has a working capital line of credit with a bank expiring in February 1999. Under the line of credit, the Company may borrow up to the lesser of $4,000,000 or 75% of eligible accounts receivable, as defined, at a bank's prime rate plus .75% (9.25% at December 31, 1997). There were borrowings outstanding and available funds for borrowing under the line of $1,500,000 and $536,000, respectively, as of December 31, 1997.

In conjunction with the acquisition of Block, the Company entered into a $4,000,000 note payable with a bank ($2,579,000 outstanding at December 31, 1997) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1.5% (10.0% at December 31, 1997) through July 2000. In March 1998, the Company entered into an additional note payable with a bank for $2,500,000 due in equal monthly installments of principal of $46,000 plus interest at the bank's prime rate plus 1% beginning in October 1998 through March 2003. Proceeds from the new note were used to pay off the outstanding balance on the line of credit and for general working capital. The notes are collateralized by substantially all of the Company's assets and require the Company to comply with certain covenants. As of December 31, 1997, the Company was in compliance with or had received a waiver for all such covenants.

On February 9, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with InfuSystems II, Inc. ("InfuSystems"), Venture Medical, Inc. ("VMI") and the shareholders of InfuSystems and VMI, contemplating the merger of InfuSystems and VMI with and into a wholly-owned subsidiary of the Company. Pursuant to the Agreement, VMI and InfuSystems were merged (the "Merger") with and into the subsidiary effective as of February 11, 1998. See
Note 8 in Notes to Consolidated Financial Statements.

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used in many companies may need to be upgraded to comply with such "Year 2000" requirements.

The Company is in the process of evaluating its own products for potential Year 2000 issues to make such products Year 2000 compliant. The Company does not believe that there will be significant issues or costs associated with making their products Year 2000 compliant; however, there can be no assurance that such products do not contain undetected errors or defects associated with year 2000 date functions.

The Company has received confirmation from vendors of certain purchased software used for internal operations that current releases or upgrades, if installed, are designed to be Year 2000 compliant. The Company is in the process of installing such upgrades to its current systems and believes that substantially all of the upgrades will be completed by December 31, 1998.

The Company currently believes that becoming Year 2000 compliant will not have a significant impact on the financial position or results of operations of the Company. Although the Company is not aware of any material operational issues or costs associated with preparing its products or internal information systems for the year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed predominantly of third party software and hardware.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of I-Flow Corporation:

We have audited the accompanying consolidated balance sheets of I-Flow Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of I-Flow Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Costa Mesa, California
February 19, 1998

CONSOLIDATED BALANCE SHEETS                                 I-Flow Corporation

(Amounts in thousands, except share amounts)                                        December 31, 1997     December 31, 1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                        $    715                   $  1,651
    Royalty receivable                                                                   --                        1,000
    Accounts receivable, less allowance for doubtful accounts of
      $463 and $125 at December 31, 1997 and 1996, respectively (Note 3)               5,127                      3,514
    Inventories (Note 1)                                                                4,058                      3,352
    Prepaid expenses and other                                                            140                        141
------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                               10,040                      9,658
------------------------------------------------------------------------------------------------------------------------

Property:
    Furniture, fixtures and equipment                                                   3,982                      3,091
    Rental and demonstration equipment                                                    188                        173
------------------------------------------------------------------------------------------------------------------------
    Total property                                                                      4,170                      3,264
    Less accumulated depreciation                                                      (1,939)                    (1,326)
------------------------------------------------------------------------------------------------------------------------
    Net property                                                                        2,231                      1,938
------------------------------------------------------------------------------------------------------------------------

Other assets:
    Goodwill and other intangibles, net (Note 2)                                        3,983                      4,831
    Notes receivable and other                                                          1,380                        807
------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                  5,363                      5,638
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                         $ 17,634                   $ 17,234
========================================================================================================================
Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                                                 $  1,828                   $  1,156
    Accrued payroll and related expenses                                                  895                      1,271
    Deferred revenue                                                                       58                        429
    Current portion of long-term debt (Note 3)                                          1,000                      1,000
    Line of credit (Note 3)                                                             1,500                       --
    Restructuring reserve (Note 2)                                                       --                          824
    Other liabilities                                                                     186                         73
------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                           5,467                      4,753
------------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 3)                                                                 1,579                      2,500
Long-term restructuring reserve (Note 3)                                                 --                          384
Commitments and contingencies (Note 6)
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Note 4)
    Preferred stock, no par value; 5,000,000 shares authorized, 656,250 series B shares issued and outstanding at December 31, 1997 and 1996 (aggregate
      preference on liquidation of $1,575)                                              1,494                      1,494
    Common stock, no par value; 40,000,000 shares authorized, 12,393,619 and
      12,050,076 shares issued and outstanding at December 31, 1997 and 1996,
      respectively                                                                     33,853                     33,036
    Common stock warrants                                                                 615                        615
    Accumulated deficit                                                               (25,374)                   (25,548)
------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                         10,588                      9,597
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                           $ 17,634                   $ 17,234
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                       I-Flow Corporation

                                                                     Year ended December 31,
(Amounts in thousands, except per share amounts)                1997          1996          1995
-------------------------------------------------------------------------------------------------
Revenues:
    Net product sales                                       $ 17,678      $  9,153      $  9,737
    Rental income and other                                       64           139            60
    Licensing and other fees                                    --           4,600           250

    Total revenues                                            17,742        13,892        10,047

Cost of sales                                                  8,450         3,954         4,422
-------------------------------------------------------------------------------------------------

Gross profit                                                   9,292         9,938         5,625

Expenses (Notes 2, 3 and 6):
    Selling and marketing                                      3,197         2,617         1,483
    General and administrative                                 4,281         4,336         2,329
    Product development                                        1,035         1,139           840
    Purchased in process research and development costs         --           4,900          --
    Goodwill writedown                                          --           2,800          --
    Restructuring costs                                         --           1,552          --

-------------------------------------------------------------------------------------------------
    Total expenses                                             8,513        17,344         4,652
-------------------------------------------------------------------------------------------------

Operating income (loss)                                          779        (7,406)          973
Interest income (expense)                                       (334)           41            96
-------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                445        (7,365)        1,069
Income taxes (Note 5)                                             80            60          --
-------------------------------------------------------------------------------------------------

Net income (loss)                                           $    365      $ (7,425)     $  1,069
=================================================================================================
Net income (loss) per share, basic and diluted              $   0.03      $  (0.68)     $   0.12
=================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY             I-Flow Corporation

                                               Preferred Stock              Common Stock
                                            --------------------        -------------------     Common Stock  Accumulated
(Amounts in thousands)                      Shares        Amount        Shares        Amount     Warrants      Deficit        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                       656      $  1,494         8,202      $ 21,721     $   --       $(19,034)    $  4,181
Exercise of common stock warrants
    and options (net of costs of $29)                                    1,026         2,434                                  2,434
Common stock issued for payment
    of preferred stock dividends                                            31             79                      (79)
Stock options granted  with exercise
    prices below market value                                                              44                                    44
Net income                                                                                                       1,069        1,069
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                     656         1,494         9,259        24,278         --        (18,044)       7,728
Exercise of common stock warrants
    and options (net of costs of $78)                                    2,336         6,635                                  6,635
Common stock and warrants issued
    for acquisition                                                        433         2,000          615                     2,615
Common stock issued for payment
    of preferred stock dividends                                            22            79                       (79)
Stock options granted  with exercise
    prices below market value                                                             44                                     44
Net (loss)                                                                                                      (7,425)      (7,425)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                     656         1,494        12,050        33,036          615      (25,548)       9,597
Exercise of common stock warrants
    and options                                                            323           738                                    738
Common stock issued for payment
    of preferred stock dividends                                            20            79                       (79)
Cumulative translation adjustment                                                                                 (112)        (112)
Net income                                                                                                         365          365
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     656      $  1,494        12,393      $ 33,853     $    615     $(25,374)    $ 10,588
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                       I-Flow Corporation

                                                                                           Year ended December 31,
(Amounts in thousands)                                                               1997           1996          1995
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                                              $    365      $ (7,425)     $  1,069
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        In process research and development costs                                    (1,208)        4,900          --
        Restructuring costs                                                            --           1,552          --
        Goodwill writedown                                                             --           2,800          --
        Depreciation and amortization                                                 1,167         1,154           188
        Compensation expense for stock option grants                                    150            44            44
        Change in inventory obsolescence reserve                                        368          (567)         (296)
        Change in allowance for doubtful accounts                                       338          (413)          262
        Changes in operating assets and liabilities, net of effect of business acquisition:
            Receivables                                                                (951)         (506)          798
            Inventories                                                              (1,074)          227           269
            Prepaid and other expenses                                                    1           (24)           16
            Accounts payable and accrued liabilities                                    146           798          (397)
            Deferred revenues                                                          (371)          (87)         (195)
            Other liabilities                                                           113            23           (57)
-----------------------------------------------------------------------------------------------------------------------
                Total adjustments                                                     1,321         9,901           632
-----------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                              (956)        2,476         1,701

Cash flows from investing activities:
        Property acquisitions                                                          (906)         (821)         (243)
        Property disposals                                                             --             162          --
        Cash paid for acquisition, net of cash received                                --         (15,803)         --
        Change in other assets                                                         (279)         (126)          (98)
-----------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                    (1,185)      (16,588)         (341)

Cash flows from financing activities:
        Net borrowings on line of credit                                              1,500
        Proceeds from issuance of note payable                                         --           4,000          --
        Payments on note payable                                                       (921)         (500)         --
        Proceeds from exercise of stock options and warrants                            738         6,635         2,434
-----------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used) in financing activities                       1,317        10,135         2,434
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                                       (112)         --            --
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   (936)       (3,977)        3,794
Cash and cash equivalents at beginning of year                                        1,651         5,628         1,834
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $    715      $  1,651      $  5,628
=======================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                      $    365      $    175          --
-----------------------------------------------------------------------------------------------------------------------
Income tax payments                                                                $     80      $     35      $     17
-----------------------------------------------------------------------------------------------------------------------
Preferred stock dividend paid in Common Stock                                      $     79      $     79      $     79
-----------------------------------------------------------------------------------------------------------------------
Liabilities issued and assumed in connection with acquisition:
     Fair value of assets acquired (including intangibles)                                       $ 18,004
     Cash outflows for business acquisition                                                       (15,803)
     Common stock and warrants issued                                                               2,615
-----------------------------------------------------------------------------------------------------------------------
Liabilities issued and assumed                                                                   $  4,816
-----------------------------------------------------------------------------------------------------------------------

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

Fair Value of Financial Instruments - Pursuant to SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 1997. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to (1) the relatively short period of time between origination of the instruments and their expected realizations, (2) interest rates which approximate current market rates, or (3) the overall immateriality of the amounts.

Inventories - Inventories are stated at the lower of first-in, first-out cost or market. Inventories consisted of the following as of December 31, 1997 and 1996:

                            December 31, 1997     December 31, 1996
-------------------------------------------------------------------
Raw Materials                $ 3,235,000             $ 2,822,000
Work in Process                  359,000                 110,000
Finished Goods                 1,599,000               1,187,000
Reserve for Obsolescence      (1,135,000)               (767,000)
----------------------------------------------------------------

Total                        $ 4,058,000             $ 3,352,000
================================================================


Other Assets - Goodwill and other intangibles are amortized on a straight-line basis over five to fifteen years. Patents of $449,000 and $365,000 (net of accumulated amortization), included in other assets as of December 31, 1997 and 1996, respectively, are amortized over periods ranging from two to seven years. The Company assesses the recoverability of intangible assets at each balance sheet date by determining whether the amortization of the balance over its remaining useful life is recoverable through projected undiscounted operating cash flows.

Property - Property (including rental and demonstration equipment) is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from two to seven years. Rental and demonstration equipment consists of products held by customers under month-to-month rental agreements or on loan to customers for evaluation.

Deferred Revenue - The Company has received deposits under the terms of distribution agreements with certain foreign companies, which entitled them to exclusive distribution rights for certain of the Company's products in those countries. Such funds will be applied to future sales to these distributors.

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

Also in 1996, the Company expanded its international sales agreement with its German distributor, Fresenius AG. The expanded agreement provided I-Flow with an initial licensing fee of $300,000.

Accounting for Stock Based Compensation - The Company accounts for stock-based compensation awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (Note 13).

New Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, ("SFAS No. 130"). This statement established standards for the reporting of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by SFAS No. 130 are effective beginning with the first quarter of calendar year 1998.

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, ("SFAS No. 131"). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosure about products and services, geographical areas and major customers. The Company has not yet determined the impact ,if any, of adopting this new standard. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after December 15, 1997.

Net Income (Loss) Per Share - In December 1997, the Company adopted SFAS No. 128 "Earnings per Share." SFAS No. 128 redefines earnings per share under generally accepted accounting principles. Under the new standard, primary net income per share is replaced by basic net income per share and fully diluted net income per share is replaced by diluted net income per share. All historical earnings per share information has been restated as required by SFAS No. 128.

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods presented.

Diluted net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods presented assuming the conversion of all shares of the Company's convertible preferred stock into common stock and the exercise of all in-the-money stock options. Common equivalent shares have not been included where inclusion would be antidilutive.

Basic earnings per share approximates diluted earnings per share for each period represented. The following is a reconciliation between the number of shares used in the basic and diluted net income per share calculations:

                                                                       Years Ended December 31,

(Amounts in thousands)                                                1997       1996       1995
------------------------------------------------------------------------------------------------
Basic net income (loss) per  share
   Weighted average number of shares outstanding                    12,210     10,849      9,247
   Effect of dilutive securities:
      Preferred stock                                                  700
      Stock options                                                    820
------------------------------------------------------------------------------------------------

Diluted net income (loss) per share
   Weighted average number of shares outstanding                    13,730     10,849      9,247
================================================================================================

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

Customer Concentrations - The Company sells primarily on credit terms to customers in the home health care industry. During the years ended December 31, 1996 and 1995, one customer accounted for 31%, and 64% of total revenues from operations, respectively. There were no such significant customers during the year ended December 31, 1997. Export sales accounted for 36%, 30% and 21% of total revenues for the years ended December 31, 1997, 1996 and 1995, respectively. Export sales were primarily to certain European and Far Eastern countries. The loss of, or reduction in sales to any such customers or geographical areas would have a material adverse effect on the Company's business, operating results and financial condition.

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

Foreign Currency - The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the subsidiaries are translated at the exchange rate in effect at each year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in stockholders' equity. Realized gains or losses from foreign currency transactions are included in operations as incurred.

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

The Company recorded a restructuring charge in 1996 of $1,552,000 to provide for expenses related to consolidating Block's facilities with its own in 1997. The $1,552,000 restructuring charge was comprised of approximately $788,000 in severance and relocation expenses, $380,000 in moving expenses and $384,000 for lease abandonment. The restructuring was completed during 1997 and there was no restructuring reserve remaining as of December 31, 1997.

The unaudited consolidated pro forma results of operations for the years ended December 31, 1996 and 1995, as if the Block Medical acquisition had occurred at the beginning of 1995, are as follows:

                                               Years Ended December 31,
                                                1996              1995
-------------------------------------------------------------------------
Total revenues                             $ 22,071,000      $ 23,571,000

Net loss                                   $ (3,068,000)     $ (8,823,000)

Net loss per share                         $      (0.26)     $      (0.91)
-------------------------------------------------------------------------


The pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

3.     BANK FINANCING AND LONG TERM DEBT

During the year ended December 31, 1995, the Company entered into a financing agreement with a bank which provides for a working line of credit expiring in February 1999. Under the line of credit, the Company may borrow up to the lesser of $4,000,000 or 75% of eligible accounts receivable, as defined, at the prime rate plus .75% (9.25% at December 31, 1997). There were borrowings outstanding and available funds for borrowing under the line of $1,500,000 and $536,000, respectively, as of December 31, 1997.

In conjunction with the acquisition described in Note 2, the Company entered into a $4,000,000 note payable with a bank ($2,579,000 outstanding at December 31, 1997) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1.5% (10.0% at December 31, 1997) through July 2000. The notes are collateralized by substantially all of the Company's assets and require the Company to comply with certain covenants. As of December 31, 1997, the Company was in compliance with or had received a waiver for all such covenants.

4.      SHAREHOLDERS EQUITY, COMMON STOCK WARRANTS AND OPTIONS

The Company has 656,250 shares outstanding of its Series B Preferred Stock, which is convertible at any time by the holders into an aggregate of 700,000 shares of the Company's Common Stock (subject to adjustment from time to time as a result of certain dilutive events). The preferred shareholder is entitled to receive an annual dividend of 5% payable in cash or in shares of Common Stock valued at 80% of the market value thereof on the declaration date and entitled to a liquidation preference of $2.40 per share. The preferred stock is redeemable by the Company at the discretion of the Board at $2.40 per share, plus any declared but unpaid dividends, at any time after the average closing bid price for the Company's Common Stock equals or exceeds $7.20 per share for over thirty (30) consecutive trading days.

In July 1995, an aggregate of 758,681 shares of the Company's Common Stock were issued upon exercise of warrants for net proceeds of $1,707,000.

In July 1996, the Company issued warrants for the purchase of 250,000 shares of the Company's Common Stock in conjunction with the acquisition of Block ("Acquisition Warrants") (Note 2), expiring in July 2001. The exercise price for these warrants, $4.62 per share, was equal to the fair market value of the Common Stock at the date of grant. Additionally, in conjunction with the financing obtained for the acquisition (Note 3), the Company issued warrants to the bank for the purchase of 60,000 shares of the Company's Common Stock at an exercise price of $5.00 per share, expiring in July 2001.

During the year ended December 31, 1997, Series F Warrants to purchase 336,328 shares of Common Stock at exercise prices of $2.40 and $3.60 were exercised in a cashless exchange for 56,814 shares of the Company's Common Stock. Series F Warrants to purchase 270,704 shares of the Company's Common Stock at an exercise price of $4.80 expired during the year. Also during the year, Series H Warrants for 150,000 shares of the Company's Common Stock were exercised raising net proceeds of $450,000.

The Company has an employee stock option plan (the 1987 - 1988 Plan) which provides for granting options to employees, officers and consultants to purchase up to 2,000,000 shares of the Company's Common Stock at exercise prices not less than 100% of the fair market value of the Company's Common Stock at the date of grant (110% for incentive options granted to holders of greater than 10% of the Company's outstanding voting stock). Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

In May 1996, the shareholders of the Company approved a new stock incentive plan (the "1996 Plan") which provides for the grant of stock options (including incentive stock options or nonqualified stock options), restricted stock, stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock and other stock-based benefits to directors, officers, employees, consultants, and advisors of the Company and its affiliated entities. Stock options granted under the 1996 Plan may be incentive stock options intended to qualify under the provisions of Section 422 of the Internal Revenue Code ("Code") or non-qualified stock options which do not so qualify. The maximum number of shares of Common Stock which may be the subject of awards granted under the 1996 Plan may not exceed 2,500,000 shares in the aggregate, subject to adjustments for stock splits or other adjustments as discussed below. The shares available under the 1996 Plan may either be authorized and unissued shares or shares reacquired by the Company through open market purchases or otherwise. If any award granted under the 1996 Plan expires, terminates or is forfeited before the exercise thereof or the payment in full thereof, the shares covered by the unexercised or unpaid portion will become available for new grants under the 1996 Plan. The 1996 Plan provides for the granting of options to purchase shares of the Company's Common Stock at a price equal to 85% of the quoted market price on the date of grant. Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant. Options to purchase 1,928,651 shares of the Company's Common Stock were available for grant under the 1996 Plan as of December 31, 1997.

The Company has issued options outside of the option plans to purchase an aggregate of 541,500 shares of its Common Stock to certain key employees at exercise prices below fair market value for services rendered (Note 6). Compensation expense related to these options aggregating $150,000, $44,000 and $44,000 has been recorded for the years ended December 31, 1997, 1996 and 1995, respectively. All other terms of the options are the same as those issued under the 1996 Plan (described above).

The Company also has a stock option plan which provides for the granting of options to non-employee directors to purchase up to 400,000 shares of the Company's Common Stock at exercise prices not less than the fair market value of the Company's Common Stock at the date of grant. Under the terms of the plan, options to purchase 10,000 shares of the Company's Common Stock are to be granted to each non-employee director serving in such capacity as of the first business day of January of each year as long as the plan remains in existence. Options granted become exercisable in four equal installments, with one installment occurring at the end of each calendar quarter subsequent to the date of grant. The options expire at the earlier of five years from the date of grant or two years after termination of the options holder's status as a director. Options to purchase 215,000 shares of the Company's Common Stock were available for grant under this plan as of December 31, 1997.


Stock option activity is summarized as follows:

                                                                                     Weighted
                                                                   Number of          Average
                                                                    Shares             Price
----------------------------------------------------------------------------------------------
 Balance, January 1, 1995                                           1,802,091      $   2.01
     Granted (weighted average fair value of $4.54)                   773,677          3.88
     Canceled/Expired                                                 (58,602)         2.18
     Exercised                                                        (38,278)         1.76
-------------------------------------------------------------------------------------------

 Balance, December 31, 1995 (1,462,687 exercisable
     at a weighted average price of $2.17)                          2,478,888          2.59
     Granted (weighted average fair value of $7.29)                   753,372          4.55
     Canceled/Expired                                                 (45,547)         3.53
     Exercised                                                       (337,078)         2.13
-------------------------------------------------------------------------------------------

 Balance, December 31, 1996 (1,788, 437 exercisable
     at a weighted average price of $2.74)                          2,849,635          3.06
     Granted (weighted average fair value of $4.63)                   218,000          4.61
     Canceled/Expired                                                (175,660)         3.98
     Exercised                                                       (116,328)         2.48
-------------------------------------------------------------------------------------------

 Balance, December 31, 1997 (1,909,601 exercisable
    at a weighted average price of $2.87)                           2,775,647      $   3.17
===========================================================================================


The Company has adopted the disclosure-only provisions of the SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants with exercise prices equal to the fair value of the underlying shares at the grant date. Had compensation cost for the Company's option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been decreased/increased to the pro forma amounts indicated below:

                                                                        Years Ended December 31,
    (Amounts in thousands, except per share amounts)               1997          1996           1995
------------------------------------------------------------------------------------------------------
Net income (loss) - as reported                                  $     365    $  (7,425)     $   1,069

Net income (loss) - pro forma                                    $    (146)   $  (8,057)     $     618

Earnings (loss) per share - as reported                          $    0.03    $   (0.68)     $    0.12

Earnings (loss) per share - pro forma                            $   (0.01)   $   (0.74)     $    0.07
------------------------------------------------------------------------------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997, 1996 and 1995: no dividend yield; expected volatility of 52% in 1997, 45% in 1996 and 27% in 1995; risk-free interest rate of 6.0% in 1997 and 6.5% in 1996 and 1995; and expected lives of 5 years.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1997:

                                                      Options Outstanding               Options Exercisable
----------------------------------------------------------------------------------------------------------------
                                                     Weighted
                                                     Average          Weighted                         Weighted
                                    Number          Remaining         Average           Number          Average
Range of Exercise                  Of Shares       Contractual        Exercise        Of Shares        Exercise
Prices                            Outstanding     Life in Years        Price         Exercisable         Price
----------------------------------------------------------------------------------------------------------------
$0.25 - $1.00                          86,000          5.37            $0.25             49,634           $0.25
$1.01 - $2.00                         749,000          4.16            $1.59            648,366           $1.59
$2.01 - $3.00                         338,487          3.68            $2.26            330,640           $2.25
$3.01 - $4.00                         401,470          3.76            $3.38            256,311           $3.14
$4.01 - $5.00                       1,052,690          4.63            $4.44            484,650           $4.39
$5.01 - $6.00                         148,000          3.37            $5.36            140,000           $5.37
---------------------------------------------------------------------------------------------------------------

Total                               2,775,647          4.22            $3.17          1,909,601           $2.87
===============================================================================================================

5.        INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109 -- "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled.

Total Federal and state taxes on income for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                                                        Years Ended December 31,
                                                              1997          1996           1995
----------------------------------------------------------------------------------------------------
Currently payable:

Federal                                                $    79,000      $    49,000      $      --
State                                                        1,000           11,000             --

Deferred:

Federal                                                     68,000       (2,186,000)         374,000
State                                                      710,000       (1,566,000)          68,000
Change in valuation allowance                             (778,000)       3,752,000         (442,000)
-----------------------------------------------------------------------------------------------------

 Total                                                 $    80,000      $    60,000      $      --
====================================================================================================


The reconciliation of the effective income tax rate to the statutory federal rate is as follows:

                                                            Years Ended December 31,
                                                         1997      1996       1995
------------------------------------------------------------------------------------

U.S. Federal statutory tax expense                      35.0%      35.0%      35.0%
   State taxes, net of Federal benefit, net             --         (0.1%)     --
      of state valuation allowance
   Research and development credits                     (6.7%)      0.1%      --
   Change in valuation allowance                       (15.3%)    (34.9%)    (35.0%)
   Other                                                 5.0%      (0.2%)     --
------------------------------------------------------------------------------------

Total                                                   18.0%      (0.1%)     --
====================================================================================


As of December 31, 1997 and 1996, the Company had a net deferred tax asset comprised of the following:

                                                              Years Ended December 31,
Deferred Tax Assets:                                          1997               1996
----------------------------------------------------------------------------------------
Net operating loss carryforwards                            $ 4,922,000      $ 5,474,000
Amortization of goodwill and other intangibles                3,090,000        3,329,000
Reserves not currently deductible                               757,000          360,000
Accrued restructuring                                              --            523,000
State taxes                                                    (410,000)        (649,000)
Tax credits                                                     493,000          475,000
Deferred revenue                                                 25,000          186,000
Accrued compensation and related costs                          214,000          108,000
Depreciation                                                     73,000           94,000
Other                                                             1,000           43,000
----------------------------------------------------------------------------------------

     Subtotal                                                 9,165,000        9,943,000
Less valuation allowance                                     (9,165,000)      (9,943,000)
----------------------------------------------------------------------------------------
                                                             $   --           $   --
========================================================================================

At December 31, 1997, net operating loss carryforwards amounted to approximately $14,100,000 and $1,600,000 for federal and state purposes, respectively, and expire beginning 2000 through 2009. Due to certain tax regulations, future use of the loss carryforwards is restricted. The impact of the restricted amount has not been calculated as of December 31, 1997.

6.      COMMITMENTS AND CONTINGENCIES

In June 1990, the Company entered into an employment agreement with the President of the Company that expires on June 4, 2000. Under the terms of the agreement, the President will receive a minimum base salary of $200,000 per year for the term of this contract, with salary reviews conducted annually by the Board of Directors.

In 1996, the Board of Directors approved a deferred compensation plan under which certain key employees may be granted options under the 1996 Plan (Note 4) for which the Company will pay 100% of the total exercise price upon exercise of the options by the employee. These options will vest one-third upon the expiration of each of the three years following the date of grant. Compensation expense of $150,000, $44,000 and $44,000 relating to the plan was recorded in 1997, 1996 and 1995, respectively.

In July 1997, the Company entered into a noncancelable operating lease for a new 51,000 square foot building for its primary facility. The lease agreement contains certain scheduled rent increases (which are accounted for on a straight-line basis) and expires in June 2007. Future minimum lease payments under the lease are as follows:

    Year Ended December 31,
    ---------------------------------------------------------------------
    1998                                                    $    386,000
    1999                                                         386,000
    2000                                                         386,000
    2001                                                         386,000
    2002                                                         407,000
    Thereafter                                                 1,928,000
    ---------------------------------------------------------------------

    Total                                                    $ 3,879,000
    =====================================================================


Rent expense for the years ended December 31, 1997, 1996 and 1995 was $401,000, $291,000 and $201,000, respectively.

The Company is involved in litigation matters arising from the normal course of operations. Although the liability at December 31, 1997 cannot be ascertained, in the opinion of management any resulting future liability will not have a material adverse effect on the Company's financial position and results of operations

7.      EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan in which any full time employee may participate. Employer contributions to the plan are discretionary. No employer contributions were authorized during the years ended December 31, 1997, 1996 or 1995. The Company does not provide post-retirement benefits to its employees.

8.   SUBSEQUENT ACQUISITION OF INFUSYSTEMS II, INC. AND VENTURE MEDICAL, INC.

On February 9, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with, InfuSystems II, Inc. ("InfuSystems"), Venture Medical, Inc. ("VMI") and the shareholders of InfuSystems and VMI, contemplating the merger of InfuSystems and VMI with and into a wholly-owned subsidiary of the Company. Pursuant to the Agreement, VMI and InfuSystems were merged (the "Merger") with and into the subsidiary effective as of February 11, 1998. During the year ended December 31, 1997, the Company had approximately $684,000 of net product sales to InfuSystems and VMI.

In the Merger, all of the outstanding shares of Common Stock of VMI and InfuSystems were exchanged for shares of Common Stock of the Company. The aggregate number of shares of Common Stock of the Company issued in the Merger to the shareholders of VMI and InfuSystems was 972,372 shares, valued at approximately $2.9 million (subject to certain post-effective adjustments). As contemplated by the Agreement, shares of Common Stock of the Registrant issued in the Merger valued at $1.5 million (the "Escrowed Shares") were withheld and were delivered to an escrow agent, to be deposited in escrow. The Escrowed Shares, or cash equal to the closing value of the Escrowed Shares, will be held for a period of two years during which time they will be subject to claims by the Company to satisfy the obligations of InfuSystems, VMI and the shareholders of InfuSystems and VMI under the Agreement (subject to the possible earlier release of a portion of the Escrowed Shares in connection with collection of certain accounts receivable). At each of the six month, one year, eighteen month and two year anniversary of the closing, if the value of the Company's Common Stock at such time is less than the value of its Common Stock as of the closing ($2.98 per share), then the Company will be obligated to pay additional amounts as merger consideration. The additional amounts, if any, will be calculated pursuant to the formula set forth in the Agreement. At the Company's election, it may pay such additional merger consideration, if any, by the issuance of additional shares of its Common Stock, in cash, or any combination thereof.

CORPORATE OFFICE                   STOCK REGISTRAR & TRANSFER AGENT
I-Flow Corporation                 American Stock Transfer & Trust Company
20202 Windrow Drive                40 Wall Street
Lake Forest, California 92630      New York, NY  10005
(800) 448-3569                     (800) 937-5449 or (212) 936-5100
(714) 206-2700

LEGAL COUNSEL                      ANNUAL MEETING OF SHAREHOLDERS
Gibson, Dunn & Crutcher LLP        Thursday, May 21, 1998 at 9:30 a.m.
Jamboree Center, 4 Park Plaza      at the Corporate Office, 20202 Windrow Drive
Irvine,  CA  92614                 Lake Forest, California  92630

INDEPENDENT AUDITORS               FORM 10-K
Deloitte & Touche LLP              A copy of I-Flow's annual report on Form
695 Town Center Drive              10-K filed with the Securities and Exchange
Costa Mesa, California 92626       Commission (including the financial
                                   statements and financial statement schedules)
INVESTOR RELATIONS COUNSEL         will be furnished without charge to
Neil Berkman & Associates          shareholders of record upon written
1900 Avenue of the Stars           request to:
Suite 2850                         Gayle L. Arnold
Los Angeles,  CA  90067            Chief Financial Officer
(310) 277-5162                     I-Flow Corporation
                                   20202 Windrow Drive
                                   Lake Forest, California  92630



SECURITIES INFORMATION
I-FLOW Corporation's Common Stock is traded on The Nasdaq Small Cap Stock Market under the symbol IFLO. The high and low transaction prices for the Common Stock as reported by Nasdaq are set forth in the following table.

1997                  High          Low              1996                    High         Low
--------------------- -----         -----            ----------------------  -----        -----
First Quarter         $5.88         $4.00            First Quarter           $5.50        $3.81
Second Quarter        $4.31         $3.88            Second Quarter          $5.94        $3.69
Third Quarter         $5.00         $3.91            Third Quarter           $4.94        $3.81
Fourth Quarter        $5.13         $2.56            Fourth Quarter          $5.44        $4.06

There were approximately 500 shareholders of record of I-Flow's Common Stock on February 27, 1998.

The Company has not paid, and does not expect to pay in the foreseeable future, cash dividends on its common stock.

Board of Directors -- I-Flow Corporation              Key Management -- I-Flow Corporation
--------------------------------------------          -------------------------------------------------------

Donald M. Earhart                                     Donald M. Earhart
Chairman, President, and Chief Executive              Chairman, President, and Chief Executive
Officer                                               Officer

Henry T. Tai, Ph.D., M.D.                             James J. Dal Porto
Secretary; practicing hematologist and cancer         Executive Vice President and Chief Operating
specialist; academic appointment at University        Officer
of Southern California School of Medicine
                                                      Gayle L. Arnold
John H. Abeles, M.D.                                  Chief Financial Officer
President of MedVest, Inc.; Director, AccuMed
International, Inc., Dusa Pharmaceuticals, Inc.       Robert J. Bard
Healthcare Acquisition Corporation, and Onyx          Vice President, Regulatory and Legal Affairs
Technology, Inc.
                                                      Roger L. Elyea
Jack H. Halperin, Esq.                                Vice President, Domestic Sales and Marketing
Director, Accumed International, Inc., Memry
Corporation and Xytronics, Inc.                       Donald L. Florey
                                                      Vice President, Manufacturing
Joel S. Kanter
President of Windy City, Inc. and Walnut              Eric Mabry
Financial Services, Inc.; Director, GranCare,         Vice President, International
Inc., Healthcare Acquisition Corporation,
Medcross, Inc., Osteoimplant Technologies, Inc.,      Roger D. Massengale
Vitalink Pharmacy Services, Inc. and Walnut           Vice President, Marketing and Business
Financial Services, Inc.                              Development

Erik H. Loudon                                        Kenneth W. Rake
Director, Emerge Capital, Luxembourg,                 Vice President, Engineering
Fotolabo, S.A. Switzerland, and Leaf Asset
Management, Luxembourg; Managing Director
of EHL Investment Services Limited                    Key Management -- InfuSystem, Inc. (a wholly-
                                                        owned subsidiary
Charles C. McGettigan                                 -------------------------------------------------------
Director, Digital Dictation, Inc., Modtech, Inc.,
NDE Environmental, Inc., Onsite Energy, Inc.          Steve E. Watkins
PMR Corporation, Phoenix Network, Inc., Sonex         President
Research, Inc. and Wray-Tech Instruments, Inc.;
General partner of Proactive Investment               Danny L. McColl
Managers, L.P., Co-founder of McGettigan,             Vice President, Managed Care
Wick & Co.
                                                      Anthony E. Norkus
James J. Dal Porto                                    Vice President, Sales
Executive Vice President and Chief Operating
Officer                                               Janet L. Skonieczny
                                                      Vice President, Operations