Form 10-K405/A, Exhibit 13
period 1997-12-31
I FLOW CORP /CA/
filed 1999-01-07
CIK 857728

                                                                      EXHIBIT 13






                               I-FLOW CORPORATION


                               1997 ANNUAL REPORT

FINANCIAL HIGHLIGHTS                                          I-Flow Corporation


OPERATING RESULTS

(Amounts in thousands, except                              Years Ended December 31,
     per share amounts)                             1997              1996              1995
==============================================================================================
Total revenue                                     $17,742           $13,892           $10,047

Operating income (loss)                           $   779           $(7,406)          $   973

Net income (loss) per share                       $  0.02           $ (0.69)          $  0.11
==============================================================================================





BALANCE SHEET


(Amounts in thousands)                   December 31, 1997   December 31, 1996
==============================================================================
ASSETS
Current assets                                  $10,040          $ 9,658
Property and equipment, net                       2,231            1,938
Other assets                                      5,363            5,638
------------------------------------------------------------------------------
Total assets                                    $17,634          $17,234
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                             $ 5,467         $ 4,753
Long-term debt                                    1,579           2,500
Shareholders' equity                             10,588           9,597
------------------------------------------------------------------------------
Total liabilities and shareholders' equity      $17,634         $17,234
==============================================================================

MESSAGE TO SHAREHOLDERS



To Our Shareholders:

         Fiscal 1997 was a year of progress and challenges for I-Flow as we (1) transitioned from a Company generating mostly licensing revenues to one of product sales and (2) began developing strong distribution channels to support this change, both domesticly and internationally. This transition began in the fourth quarter of 1997 and will continue through the first half of fiscal
1998. We are concentrating our efforts on establishing strong partnerships with large healthcare companies that can gain us visibility with national healthcare providers, both in the hospital and in the alternate site market.

         During the year, revenue reached a new record. We successfully launched several important new products. The Company was awarded two new patents, and entered into two new master purchasing agreements with large hospital networks. Early in 1998, we completed an acquisition that adds to our base of business and opens new distribution channels for our products. And in March 1998, we established an agreement with a major distributor of infusion products in the United States that we believe will contribute significantly to the Company's future growth. These accomplishments added real value to our Company and moved us forward in the implementation of our strategic plan -- to be a leading supplier of high quality, low cost IV infusion devices to the world, for the delivery of medicines.

         Earnings for the year would have been even better if we had not had a lower than expected fourth quarter. The fourth quarter was negatively impacted by lower-than-anticipated shipments to a major European distributor, order delays due to the economic uncertainty in Asia (and particularly Korea), and the temporary impact of the reorganization of our domestic distribution channels. This reorganization is necessary if we are to continue achieving strong revenue growth in the future.


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

         - Late in the year we began marketing the ONE-STEP KVO(TM), which substantially eliminates the need for IV flushing, is very cost-effective and reduces the occurrence of occluded catheters and other complications associated with catheter maintenance. This is both a hospital product and an alternate site product. With the proposed agreement with B. Braun Medical, Inc., we will be able to introduce this product to their domestic hospital accounts using their 125 person salesforce.


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


ACQUISITION


         Early in 1998, I-Flow acquired privately-held Venture Medical, Inc. and InfuSystems II, Inc., two Michigan based national ambulatory infusion pump management and distribution companies (referred to jointly as InfuSystems), which service the oncology market. In addition to adding almost $5 million of incremental revenue to our sales base in 1998, this acquisition is important because it provides I-Flow with a new channel of distribution - directly into the offices of oncologists and hematologists. InfuSystem is presently a leading supplier of infusion devices to physicians and their expertise in distributing to physicians opens the door to establishing additional channels for our ambulatory infusion products in the hospital-based pain management and bone marrow transplant segments of the industry.


DISTRIBUTION AGREEMENT


         In March 1998 we signed a letter of intent with B. Braun Medical Inc., a world leader in the manufacture and distribution of pharmaceuticals and infusion products, to distribute I-Flow's HOMEPUMP Eclipse(R), HOMEPUMP Eclipse C-Series and ONE-STEP KVO elastomeric products in the United States. This relationship will strengthen I-Flow's existing distribution network in the home care/alternate site market and open yet another new channel of distribution directly into hospitals through the nationwide reach of B. Braun's 125 direct sales professionals.


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


OUTLOOK


         The healthcare marketplace is changing, and cost-containment pressures are causing third-party payers to reassign complex therapies from the traditional hospital setting to less costly environments, including the home, nursing home, outpatient clinic, hospice facility and the physician's office. As described in this report, during 1997 we created a variety of new opportunities for I-Flow to prosper in this new healthcare environment, including the acquisition of InfuSystem which gives us an immediate presence in the oncologist's office today and future inroads to other physician's offices. In addition, with the recent agreement with B. Braun Medical, Inc., we now have a vehicle to sell our products to hospitals as well as to national home care providers.

         We recently applied for FDA permission to market a new pain management kit for use by orthopedic surgeons. Preliminary results from more than 25 patients has shown a significant reduction in pain after surgery, a significant reduction in the time for rehabilitation of the repaired limb, all with a reduction in the use of oral pain medications and their unpleasant side effects. Once permission to market is received, we will begin selling this new pain kit to orthopedic surgeons through a yet unnamed distribution partner.

         We are committed to our strategic road map for expansion through acquisition and corporate partnering and the expansion into new markets by using our existing patented technologies; telemedicine applications for pumps, respirators, monitors, etc. using VOICELINK, mechanical delivery systems for medicines using springs or our elastomeric technology. We believe this is the best way to further strengthen our position as a leading provider of affordable mechanical and electronic infusion systems, and to build long-term value for our shareholders.

         Thank you for your interest and support. We look forward to reporting our progress to you.

Sincerely,



Donald M. Earhart
Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA                          I-Flow Corporation




(Amounts in thousands, except                                                  Year Ended December 31,
  per share amounts)                                       1997           1996           1995          1994           1993
==========================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:(1)(3)
Revenue:
  Net sales                                            $ 17,678       $  9,153       $  9,737      $  6,321       $  5,436
  Rental income and other                                    64            139             60            72            212
  Other fees                                                 --          4,600            250           500             --
--------------------------------------------------------------------------------------------------------------------------
    Total revenue                                        17,742         13,892         10,047         6,893          5,648

Cost of sales                                             8,450          3,954          4,422         4,062          3,623
--------------------------------------------------------------------------------------------------------------------------

Gross Profit                                              9,292          9,938          5,625         2,831          2,025
--------------------------------------------------------------------------------------------------------------------------

Expenses:
  Selling and marketing                                   3,197          2,617          1,483         1,948          1,356
  General and administrative                              4,281          4,336          2,329         2,044          2,119
  Product development                                     1,035          1,139            840           720          1,246
  Purchased in-process research
   and development costs                                     --          4,900             --            --             --
  Goodwill writedown                                         --          2,800             --            --             --
  Restructuring costs                                        --          1,552             --            --             --
--------------------------------------------------------------------------------------------------------------------------
    Total expenses                                        8,513         17,344          4,652         4,712          4,721
--------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                     779         (7,406)           973        (1,881)        (2,696)
  Interest income (expense)                                (334)            41             96           208             60
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                           445         (7,365)         1,069        (1,673)        (2,636)
  Income taxes                                               80             60             --            --             --
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      $    365       $ (7,425)      $  1,069      $ (1,673)      $ (2,636)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share(2)                         $   0.02       $  (0.69)      $   0.11      $  (0.21)      $  (0.45)
--------------------------------------------------------------------------------------------------------------------------

Weighted average number of
  common and common equivalent
  shares outstanding(2)                                $ 13,030       $ 10,849       $  9,247      $  8,177       $  5,990
==========================================================================================================================

CONSOLIDATED BALANCE SHEET DATA:(3)
  Working capital                                      $  4,573       $  4,905       $  6,958      $  3,564       $  5,270
  Total assets                                           17,634         17,234          9,107         6,209          7,737
  Long-term obligations                                   1,579          2,884             --            --             --
  Total shareholders' equity                             10,588          9,597          7,728         4,181          5,812
==========================================================================================================================

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


Consolidated Results of Operations - For the Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

Net product sales during the year ended December 31, 1997 were $17,678,000 compared to $9,153,000 for the prior year and increase of 93%. In July 1996, the Company acquired substantially all of the assets of Block Medical, Inc. ("Block"). Accordingly, net product sales increased, as sales from Block were reported by the Company for a full year in 1997 versus only a portion of the year in 1996. The acquisition of Block accounted for 99% of the increase in net product sales from 1996 to 1997. Additionally, net product sales to international customers (including sales of Block products) have increased substantially, as export sales were $6,427,000, or 36% of total revenues, for the year ended December 31, 1997 compared to $4,186,000, or 30% of total revenues, for the year ended December 31, 1996.

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

Notwithstanding the year-to-year increase, net sales were less than anticipated due to lower than forecasted sales from one of the Company's primary international distributors, Fresenius A. G. in Europe. This distributor is currently undergoing certain changes within its internal organization and is seeking to finalize the acquisition of a major European homecare company. These changes within the distributor have created an estimated shortfall in current sales of approximately $1,000,000 to the distributor that may continue into the first quarter of 1998. Management believes, however, that these efforts by the distributor will ultimately increase the sales of I-Flow products into the European market. Additionally, international net sales were less than anticipated due to the economic difficulties in Asia and, most particularly Korea. In addition, a combination of changes in domestic distribution arrangements together with current distributors' existing inventory levels may adversely impact the Company's revenues generated by domestic distributors during the first quarter of 1998.

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

Cost of sales of $8,450,000 were incurred during the year ended December 31, 1997, compared to $3,954,000 for the prior year, an increase of 114%. As a percentage of revenues, cost of sales increased by 19 percentage points for the year ended December 31, 1997 compared to the prior year. The decrease in gross profit is primarily the result of the lack of licensing fees in 1997 as compared to 1996. The Company does not anticipate any additional licensing fees in the near future.

Selling and marketing expenses for the year ended December 31, 1997 increased over the prior year by $580,000 or 22%. This increase was due primarily to the Company's additional sales and marketing activity during 1997 relating to its increased sales. With the acquisition of Block in mid-1996, the Company significantly expanded its product line and sales efforts.

General and administrative expenses for the year ended December 31, 1997 decreased from the prior year by $55,000 or 1%. These expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items. These costs have decreased primarily as a result of the consolidation of the Company's facilities from 3 locations in 1996 to one in 1997.

Product development expenses for the year ended December 31, 1997 decreased compared to those for the prior year by $104,000 or 9%, primarily due to the consolidation of the product development efforts of the Company with those of Block in 1997.

With the acquisition of Block in 1996, the Company acquired four in-process product development projects and technologies; a new elastomeric infusion pump for use with chemotherapy, an IV flushing device, a new electronic infusion pump and a new version of the VoiceLink product. The new elastomeric pump for use with chemotherapy was initially completed in early 1997 and initial sales have met the Company's expectations. The IV flushing device was discontinued as the Company has since developed a new elastomeric infusion pump, which eliminates the need for flushing. Product development for a new electronic infusion pump and a new version of the VoiceLink have been postponed due to the capital requirements and recent changes in the market.


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

Liquidity and Capital Resources

During the year ended December 31, 1997, funds of $956,000 were used for operating activities consisting of net income of $365,000 plus non-cash expenses of $815,000 less net changes in operating assets and liabilities of $2,136,000. The changes in operating assets and liabilities consisted of an increase in accounts receivable of $951,000 and an increase in inventories of $1,074,000 as well as an increase in accounts payable and accrued liabilities of $259,000 and a decrease in deferred revenues of $371,000.

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

As of December 31, 1997, the Company had cash and cash equivalents of $715,000 and net receivables of $5,127,000. To date, the Company has financed its operations and working capital requirements primarily through equity and debt financings. Management believes the Company's available funds are sufficient to provide for its short and long-term projected needs for operations and to fund future capital expenditures, if any. However, the Company may decide to sell additional equity or increase its borrowings in order to fund increased product development or for other purposes.

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

In conjunction with the acquisition of Block, the Company entered into a $4,000,000 note payable with a bank ($2,579,000 outstanding at December 31, 1997) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1.5% (10.0% at December 31, 1997) through July 2000. In March 1998, the Company entered into an additional note payable with a bank for $2,500,000 due in equal monthly installments of principal of $46,000 plus interest at the banks's prime rate plus 1% beginning in October 1998 through March 2003. Proceeds from the new note were used to pay off the outstanding balance on the line of credit and for general working capital. The notes are collateralized by substantially all of the Company's assets and require the Company to comply with certain covenants principally relating to working capital and liquidity. As of December 31, 1997, the Company was in compliance with or had received a waiver for all such covenants.

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

The Company is in the process of evaluating its own products for potential Year 2000 issues and making such products Year 2000 compliant. The Company does not believe that there will be significant issues or costs associated to make their products Year 2000 compliant; however, there can be no assurance that such products do not contain undetected errors or defects associated with year 2000 date functions.

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



DELOITTE & TOUCHE LLP

Costa Mesa, California
February 19, 1998

CONSOLIDATED BALANCE SHEETS                                   I-Flow Corporation


(Amounts in thousands, except share amounts)                                     December 31, 1997  December 31, 1996
======================================================================================================================
ASSETS

Current assets:
    Cash and cash equivalents                                                         $    715         $  1,651
    Royalty receivable                                                                      --            1,000
    Accounts receivable, less allowance for doubtful accounts of $463
      and $125 at December 31, 1997 and 1996, respectively (Note 3)                      5,127            3,514
    Inventories (Note 1)                                                                 4,058            3,352
    Prepaid expenses and other                                                             140              141
----------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                10,040            9,658
----------------------------------------------------------------------------------------------------------------------

Property:
    Furniture, fixtures and equipment                                                    3,982            3,091
    Rental and demonstration equipment                                                     188              173
----------------------------------------------------------------------------------------------------------------------
    Total property                                                                       4,170            3,264
    Less accumulated depreciation                                                       (1,939)          (1,326)
----------------------------------------------------------------------------------------------------------------------
    Net property                                                                         2,231            1,938
----------------------------------------------------------------------------------------------------------------------

Other assets:
    Goodwill and other intangibles, net (Note 2)                                         3,983            4,831
    Notes receivable and other                                                           1,380              807
----------------------------------------------------------------------------------------------------------------------
    Total other assets                                                                   5,363            5,638
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $ 17,634         $ 17,234
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                                  $  1,828         $  1,156
    Accrued payroll and related expenses                                                   895            1,271
    Deferred revenue                                                                        58              429
    Current portion of long-term debt (Note 3)                                           1,000            1,000
    Line of credit (Note 3)                                                              1,500               --
    Restructuring reserve (Note 2)                                                          --              824
    Other liabilities                                                                      186               73
----------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                            5,467            4,753
----------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 3)                                                                  1,579            2,500
Long-term restructuring reserve (Note 3)                                                    --              384
Commitments and contingencies (Note 6)
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Note 4)
    Preferred stock, no par value; 5,000,000 shares authorized, 656,250 Series B shares issued and outstanding at December 31, 1997 and 1996 (aggregate
      preference on liquidation of $1,575)                                               1,494            1,494
    Common stock, no par value; 40,000,000 shares authorized, 12,393,619 and
      12,050,076 shares issued and outstanding at December 31, 1997 and 1996,
      respectively                                                                      33,853           33,036
    Common stock warrants                                                                  615              615
    Accumulated deficit                                                                (25,374)         (25,548)
----------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                          10,588            9,597
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                            $ 17,634         $ 17,234
======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                         I-Flow Corporation



                                                                      Year ended December 31,
(Amounts in thousands, except per share amounts)                 1997           1996           1995
===================================================================================================
Revenues:
    Net product sales                                        $ 17,678       $  9,153       $  9,737
    Rental income and other                                        64            139             60
    Licensing and other fees                                       --          4,600            250
---------------------------------------------------------------------------------------------------
    Total revenues                                             17,742         13,892         10,047

Cost of sales                                                   8,450          3,954          4,422
---------------------------------------------------------------------------------------------------
Gross profit                                                    9,292          9,938          5,625
---------------------------------------------------------------------------------------------------

Expenses (Notes 2, 3 and 6):
    Selling and marketing                                       3,197          2,617          1,483
    General and administrative                                  4,281          4,336          2,329
    Product development                                         1,035          1,139            840
    Purchased in-process research and development costs            --          4,900             --
    Goodwill writedown                                             --          2,800             --
    Restructuring costs                                            --          1,552             --
---------------------------------------------------------------------------------------------------
    Total expenses                                              8,513         17,344          4,652
---------------------------------------------------------------------------------------------------

Operating income (loss)                                           779         (7,406)           973
Interest income (expense)                                        (334)            41             96
---------------------------------------------------------------------------------------------------

Income (loss) before income taxes                                 445         (7,365)         1,069
Income taxes (Note 5)                                              80             60             --
---------------------------------------------------------------------------------------------------

Net income (loss)                                            $    365       $ (7,425)      $  1,069
---------------------------------------------------------------------------------------------------

Net income (loss) per share, basic and diluted               $   0.02       $  (0.69)      $   0.11
---------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY               I-Flow Corporation


                                             Preferred Stock           Common Stock
                                            ----------------       -------------------    Common Stock  Accumulated
(Amounts in thousands)                       Shares   Amount       Shares       Amount      Warrants      Deficit     Total
===============================================================================================================================
Balance, January 1, 1995                      656     $1,494        8,202       $ 21,721       $ --       $ (19,034)   $  4,181
Exercise of common stock warrants
    and options (net of costs of $29)                               1,026          2,434                                  2,434
Common stock issued for payment
    of preferred stock dividends                                       31             79                        (79)
Stock options granted with exercise
    prices below market value                                                         44                                     44
Net income                                                                                                    1,069       1,069
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    656      1,494        9,259         24,278         --         (18,044)      7,728
Exercise of common stock warrants
    and options (net of costs of $78)                               2,336          6,635                                  6,635
Common stock and warrants issued
    for acquisition                                                   433          2,000        615                       2,615
Common stock issued for payment
    of preferred stock dividends                                       22             79                        (79)
Stock options granted  with exercise
    prices below market value                                                         44                                     44
Net (loss)                                                                                                   (7,425)     (7,425)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    656      1,494       12,050         33,036        615         (25,548)      9,597
Exercise of common stock warrants
    and options                                                       323            738                                    738
Common stock issued for payment
    of preferred stock dividends                                       20             79                        (79)
Cumulative translation adjustment                                                                              (112)       (112)
Net income                                                                                                      365         365
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    656     $1,494       12,393       $ 33,853       $615       $ (25,374)   $ 10,588
===============================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                        I-Flow Corporation


                                                                                            Year ended December 31,
(Amounts in thousands)                                                                1997           1996           1995
==========================================================================================================================
Cash flows from operating activities:
    Net income (loss)                                                               $    365       $ (7,425)      $  1,069
    Adjustments to reconcile net income (loss) to net cash provided by
          (used) in operating activities:
        In-process research and development costs                                         --          4,900             --
        Restructuring costs                                                           (1,208)         1,552             --
        Goodwill writedown                                                                --          2,800             --
        Depreciation and amortization                                                  1,167          1,154            188
        Compensation expense for stock option grants                                     150             44             44
        Change in inventory obsolescence reserve                                         368           (567)          (296)
        Change in allowance for doubtful accounts                                        338           (413)           262
        Changes in operating assets and liabilities, net of effect of business acquisition:
            Receivables                                                                 (951)          (506)           798
            Inventories                                                               (1,074)           227            269
            Prepaid and other expenses                                                     1            (24)            16
            Accounts payable and accrued liabilities                                     146            798           (397)
            Deferred revenues                                                           (371)           (87)          (195)
            Other liabilities                                                            113             23            (57)
--------------------------------------------------------------------------------------------------------------------------
                Total adjustments                                                     (1,321)         9,901            632
--------------------------------------------------------------------------------------------------------------------------

                Net cash provided by (used) in operating activities                     (956)         2,476          1,701

Cash flows from investing activities:
        Property acquisitions                                                           (906)          (821)          (243)
        Property disposals                                                                --            162             --
        Cash paid for acquisition, net of cash received                                   --        (15,803)            --
        Change in other assets                                                          (279)          (126)           (98)
--------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                     (1,185)       (16,588)          (341)

Cash flows from financing activities:
        Net borrowings on line of credit                                               1,500             --             --
        Proceeds from issuance of note payable                                            --          4,000             --
        Payments on note payable                                                        (921)          (500)            --
        Proceeds from exercise of stock options and warrants                             738          6,635          2,434
--------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                                  1,317         10,135          2,434
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                                        (112)            --             --
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (936)        (3,977)         3,794
Cash and cash equivalents at beginning of year                                         1,651          5,628          1,834
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $    715       $  1,651       $  5,628
==========================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                       $    365       $    175             --
--------------------------------------------------------------------------------------------------------------------------
Income tax payments                                                                 $     80       $     35       $     17
--------------------------------------------------------------------------------------------------------------------------
Preferred stock dividend paid in Common Stock                                       $     79       $     79       $     79
--------------------------------------------------------------------------------------------------------------------------
Liabilities issued and assumed in connection with acquisition:
    Fair value of assets acquired (including intangibles)                                          $ 18,004
    Cash outflows for business acquisition                                                          (15,803)
    Common stock and warrants issued                                                                  2,615
--------------------------------------------------------------------------------------------------------------------------
Liabilities issued and assumed                                                                     $  4,816
==========================================================================================================================


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

Fair Value of Financial Instruments - Pursuant to Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31, 1997. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to (1) the relatively short period of time between origination of the instruments and their expected realizations, (2) interest rates which approximate current market rates, or (3) the overall immateriality of the amounts.

Inventories - Inventories are stated at the lower of first-in, first-out cost or market. Inventories consisted of the following as of December 31, 1997 and 1996:


                                      December 31, 1997                December 31, 1996
    ---------------------------------------------------   ------------------------------
    Raw materials                           $ 3,235,000                       $2,822,000
    Work in process                             359,000                          110,000
    Finished goods                            1,599,000                        1,187,000
    Reserve for obsolescence                 (1,135,000)                        (767,000)
    ---------------------------------------------------   ------------------------------

    Total                                   $ 4,058,000                       $3,352,000
    ===================================================   ==============================


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

Revenues - Revenue from sales is recognized when products are shipped to customers. The Company concurrently records estimates for product returns and warranty obligations, which historically have not been significant.
Rental income is recorded monthly when earned.

In March 1996, SoloPak Pharmaceuticals, Inc. ("SoloPak") purchased the exclusive rights and license to manufacture and sell the SideKick and Paragon products in the United States and Puerto Rico. Pursuant to the new agreement, SoloPak paid the Company $1.3 million in consideration of the license in March 1996 and guaranteed royalties of $1.0 million during each of the three succeeding quarters in 1996. Additionally, SoloPak will pay I-Flow a royalty equal to two percent of their net sales of the products for the 1997 and 1998 calendar years. Per the terms of the agreement, I-Flow has the right of first refusal to supply SoloPak with services and assistance in assembling completed products until February 1998. The Company retained the rights to sell the products outside the United States and Puerto Rico.

Also in 1996, the Company expanded its international sales agreement with its German distributor, Fresenius AG. The expanded agreement provided I-Flow with an initial licensing fee of $300,000.

Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (Note 13).

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

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, ("SFAS No. 131"). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosure about products and services, geographical areas and major customers. The Company has not yet determined the impact, if any, of adopting this new standard. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after December 15, 1997.

Net Income (Loss) Per Share - In December 1997, the Company adopted SFAS No. 128, "Earnings per Share." SFAS No. 128 redefines earnings per share under generally accepted accounting principles. Under the new standard, primary net income per share is replaced by basic net income per share, and fully diluted net income per share is replaced by diluted net income per share. All historical earnings per share information has been restated as required by SFAS No. 128.

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

Basic earnings per share approximates diluted earnings per share for each period represented. The following is a reconciliation between the number of shares used in the basic and diluted net income per share calculations:


                                                                           Years Ended December 31,

    (Amounts in thousands)                                           1997            1996             1995
    ------------------------------------------------------- --------------- ---------------- ---------------
    Net income                                                       $365          $(7,425)          $1,069

    Less preferred stock dividends                                    (79)             (79)            (79)
    ------------------------------------------------------- --------------- ---------------- ---------------

    Net income available to common shareholders                      $286          $(7,504)         $  990
    ------------------------------------------------------- --------------- ---------------- ---------------


    Basic net income (loss) per  share
       Weighted average number of shares outstanding                12,210           10,849           9,247
       Effect of dilutive securities:
          Stock options                                                820
    ------------------------------------------------------- --------------- ---------------- ---------------

    Diluted net income (loss) per share
       Weighted average number of shares outstanding                13,030           10,849           9,247
    ------------------------------------------------------- --------------- ---------------- ---------------


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

Supplier Concentrations - Certain of the Company's products utilize components that are available in the short term only from a single or a limited number of sources. Any inability to obtain components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, operating results and financial condition until alternative sources could be developed or designed and manufacturing changes could be completed. Any such design or manufacturing changes or increased costs could result in significant expenses in a particular quarter and, therefore, could adversely affect operating results for any quarter or other period.

Foreign Currency - The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in stockholders' equity. Realized gains or losses from foreign currency transactions are included in operations as incurred.

2.      ACQUISITION OF BLOCK MEDICAL, INC.

On July 22, 1996, the Company purchased substantially all of the assets of Block Medical, Inc. ("Block"). The assets were acquired for an aggregate purchase price of approximately $18 million. The purchase price has been allocated to the net assets acquired, in-process research and development, goodwill and other intangibles. The amount allocated to in-process research and development of $4.9 million has been expensed as of the acquisition date. In-process research and development arises from new product development projects, which were in various stages of development at the date of acquisition. In-process research and development for products which have not established technological feasibility and for which no alternative use is identified is written off at the time of acquisition. New product development projects underway at the acquisition date included four prospective products: Oasis, an electronic ambulatory infusion pump, Voicelink II, an accessory device for electronic pumps, Flush, a reusable device for saline, antibiotic, saline and heparin flushing, and the C-Series Pump, a disposable elastometric infusion pump for delivery of chemotherapy. Management initially expected that research and development costs to complete the in-process projects would be approximately $2 to $3 million , which would be incurred over a 2 to 3 year period. Uncertainties that could impede progress to a developed technology include: (i) availability of financial resources to complete development, (ii) economic feasibility of the developed technology,
(iii) regulatory approvals required to market each product, (iv) customer acceptance, and (v) general competitive conditions in the industry. As of December 31, 1997, the Company has incurred additional development costs of approximately $500,000 related to these projects. As a result of the additional development efforts, as well as the uncertainties described above, the Company has abandoned development efforts on the Flush device, has completed development on the C-Series Pump, and has postponed development on the Oasis and Voicelink II due to changes in the market and capital requirements. If the Company should decide to go forward with the Oasis and Voicelink II projects or projects very similar to those, it anticipates additional costs of approximately $2 million.

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

The unaudited consolidated pro forma results of operations for the years ended December 31, 1996 and 1995, as if the Block Medical acquisition had occurred at the beginning of 1995, are as follows:



                                         Years Ended December 31,
                                      1996                     1995
    ------------------------ ------------------------ ------------------------
    Total revenues                      $ 22,071,000             $ 23,571,000

    Net loss                            $(3,068,000)             $(8,823,000)

    Net loss per share                  $     (0.26)             $     (0.91)
    ------------------------ ------------------------ ------------------------


The pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

3.     BANK FINANCING AND LONG-TERM DEBT

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

4.      SHAREHOLDERS' EQUITY, COMMON STOCK WARRANTS AND OPTIONS

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

In July 1995, an aggregate of 758,681 shares of the Company's Common Stock was issued upon exercise of warrants for net proceeds of $1,707,000.

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

The Company has an employee stock option plan (the "1987 - 1988 Plan") which provides for granting options to employees, officers and consultants to purchase up to 2,000,000 shares of the Company's Common Stock at exercise prices not less than 100% of the fair market value of the Company's Common Stock at the date of grant (110% for incentive options granted to holders of greater than 10% of the Company's outstanding voting stock). Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

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

The Company has issued options outside the option plans to purchase an aggregate of 541,500 shares of its Common Stock to certain key employees at exercise prices below fair market value for services rendered (Note 6). Compensation expense related to these options aggregating $150,000, $44,000 and $44,000 has been recorded for the years ended December 31, 1997, 1996 and 1995, respectively. All other terms of the options are the same as those issued under the 1996 Plan (described above).

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

Stock option activity is summarized as follows:

                                                                                       Weighted
                                                                   Number of            Average
                                                                     Shares              Price
-------------------------------------------------------------- ------------------- ------------------
 Balance, January 1, 1995                                               1,802,091              $2.01
     Granted (weighted average fair value of $4.54 )                     773,677                3.88
     Canceled/Expired                                                    (58,602)               2.18
     Exercised                                                           (38,278)               1.76
-------------------------------------------------------------- ------------------- ------------------

 Balance, December 31, 1995 (1,462,687 exercisable at a
         weighted average price of $2.17)                              2,478,888                2.59
     Granted (weighted average fair value of $7.29)                      753,372                4.55
     Canceled/Expired                                                    (45,547)               3.53
     Exercised                                                          (337,078)               2.13
-------------------------------------------------------------- ------------------- ------------------

 Balance, December 31, 1996 (1,788,437 exercisable at a
         weighted average price of $2.74)                              2,849,635                3.06
     Granted (weighted average fair value of $4.63)                       218,000               4.61
     Canceled/Expired                                                   (175,660)               3.98
     Exercised                                                          (116,328)               2.48
-------------------------------------------------------------- ------------------- ------------------

 Balance, December 31, 1997 (1,909,601 exercisable at a
         weighted average price of $2.87)                              2,775,647               $3.17
-------------------------------------------------------------- ------------------- ------------------


The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants with exercise prices equal to the fair value of the underlying shares at the grant date. Had compensation cost for the Company's option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been decreased/increased to the pro forma amounts indicated below:

                                                                             Years Ended December 31,

    (Amounts in thousands, except per share amounts)                  1997             1996             1995
    ------------------------------------------------------------ ---------------- ---------------- ----------------
    Net income (loss) - as reported                                     $   365          $(7,425)          $ 1,069

    Net income (loss) - pro forma                                       $  (146)         $(8,057)         $    618

    Earnings (loss) per share - as reported                             $  0.03         $  (0.68)         $   0.12

    Earnings (loss) per share - pro forma                               $ (0.01)        $  (0.74)         $   0.07
    ------------------------------------------------------------ ---------------- ---------------- ----------------

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

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1997:

                                               Options Outstanding                        Options Exercisable
------------------------------- --------------------------------------------------- --------------------------------
                                                    Weighted
                                                     Average          Weighted                         Weighted
                                    Number          Remaining         Average           Number          Average
Range of Exercise Prices           Of Shares       Contractual        Exercise        Of Shares        Exercise
                                  Outstanding     Life in Years        Price         Exercisable         Price
------------------------------- ---------------- ---------------- ----------------- --------------- ----------------
$0.25 - $1.00                            86,000       5.37             $0.25               49,634             $0.25
$1.01 - $2.00                           749,000       4.16             $1.59              648,366             $1.59
$2.01 - $3.00                           338,487       3.68             $2.26              330,640             $2.25
$3.01 - $4.00                           401,470       3.76             $3.38              256,311             $3.14
$4.01 - $5.00                         1,052,690       4.63             $4.44              484,650             $4.39
$5.01 - $6.00                           148,000       3.37             $5.36              140,000             $5.37
------------------------------- ---------------- ---------------- ----------------- --------------- ----------------

Total                                 2,775,647       4.22             $3.17            1,909,601             $2.87
------------------------------- ---------------- ---------------- ----------------- --------------- ----------------


5.        INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, - "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled.

Total federal and state taxes on income for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                                              Years Ended December 31,
                                                   1997                 1996                1995
------------------------------------- -------------------- ------------------- --------------------
Currently payable:

Federal                                     $     79,000      $       49,000           $       --
State                                              1,000              11,000                   --

Deferred:

Federal                                           68,000          (2,186,000)             374,000
State                                            710,000          (1,566,000)              68,000
Change in valuation allowance                   (778,000)          3,752,000             (442,000)
------------------------------------- -------------------- ------------------- --------------------

 Total                                     $      80,000       $       60,000          $       --
------------------------------------- -------------------- ------------------- --------------------

The reconciliation of the effective income tax rate to the statutory federal rate is as follows:

                                                              Years Ended December 31,
                                                    1997                1996                1995
-------------------------------------------- ------------------- ------------------- -------------------
U.S. federal statutory tax expense                 35.0%               35.0%                     35.0%
   State taxes, net of federal benefit, net          --                (0.1%)                      --
      of state valuation allowance
   Research and development credits                (6.7%)               0.1%                       --
   Change in valuation allowance                  (15.3%)             (34.9%)                   (35.0%)
   Other                                            5.0%               (0.2%)                      --
-------------------------------------------- ------------------- ------------------- -------------------

Total                                              18.0%               (0.1%)                      --
-------------------------------------------- ------------------- ------------------- -------------------

As of December 31, 1997 and 1996, the Company had a net deferred tax asset comprised of the following:

                                                              Years Ended December 31,
Deferred Tax Assets:                                        1997                       1996
-------------------------------------------------- ----------------------- ---- -------------------
Net operating loss carryforwards                             $ 4,922,000              $ 5,474,000
Amortization of goodwill and other intangibles                 3,090,000                3,329,000
Reserves not currently deductible                                757,000                  360,000
Accrued restructuring                                                 --                  523,000
State taxes                                                     (410,000)                (649,000)
Tax credits                                                      493,000                  475,000
Deferred revenue                                                  25,000                  186,000
Accrued compensation and related costs                           214,000                  108,000
Depreciation                                                      73,000                   94,000
Other                                                              1,000                   43,000
-------------------------------------------------- -----------------------      -------------------

     Subtotal                                                  9,165,000                9,943,000
Less valuation allowance                                      (9,165,000)              (9,943,000)
-------------------------------------------------- -----------------------      -------------------
                                                             $        --              $        --
-------------------------------------------------- -----------------------      -------------------


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

In July 1997, the Company entered into a noncancelable operating lease for a new 51,000 square foot building for its primary facility. The lease agreement contains certain scheduled rent increases (which are accounted for on a straight-line basis) and expires in June 2007. Future minimum lease payments under the lease are as follows:


    Year Ended December 31,
    ----------------------------------------- ----------------------

    1998                                               $    386,000
    1999                                                    386,000
    2000                                                    386,000
    2001                                                    386,000
    2002                                                    407,000
    Thereafter                                            1,928,000
    ----------------------------------------- ----------------------

    Total                                              $  3,879,000
    ----------------------------------------- ----------------------


Rent expense for the years ended December 31, 1997, 1996 and 1995 was $401,000, $291,000 and $201,000, respectively.

The Company is subject to litigation in the normal course of business. As of December 31, 1997, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate, would have a material adverse effect on the Company's financial position or results of operations.

7.   EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan in which any full-time employee may participate. Employer contributions to the plan are discretionary. No employer contributions were authorized during the years ended December 31, 1997, 1996 or 1995. The Company does not provide post-retirement benefits to its employees.

8.   SUBSEQUENT ACQUISITION OF INFUSYSTEMS II, INC. AND VENTURE MEDICAL, INC.

On February 9, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with, InfuSystems II, Inc. ("InfuSystems"), Venture Medical, Inc. ("VMI") and the shareholders of InfuSystems and VMI, contemplating the merger of InfuSystems and VMI with and into a wholly-owned subsidiary of the Company. Pursuant to the Agreement, VMI and InfuSystems were merged (the "Merger") with and into the subsidiary effective as of February 11, 1998. During the year ended December 31, 1997, the Company had approximately $684,000 of net product sales to Infusystem and VMI.

In the Merger, all of the outstanding shares of Common Stock of VMI and InfuSystems were exchanged for shares of Common Stock of the Company. The aggregate number of shares of Common Stock of the Company issued in the Merger to the shareholders of VMI and InfuSystems was 972,372 shares, valued at approximately $2.9 million (subject to certain post-effective adjustments). As contemplated by the Agreement, shares of Common Stock of the Registrant issued in the Merger valued at $1.5 million (the

"Escrowed Shares") were withheld and were delivered to an escrow agent, to be deposited in escrow. The Escrowed Shares, or cash equal to the closing value of the Escrowed Shares, will be held for a period of two years during which time they will be subject to claims by the Company to satisfy the obligations of InfuSystems, VMI and the shareholders of InfuSystems and VMI under the Agreement (subject to the possible earlier release of a portion of the Escrowed Shares in connection with collection of certain accounts receivable). At each of the six-month, one-year, eighteen-month and two-year anniversaries of the closing, if the value of the Company's Common Stock at such time is less than the value of its Common Stock as of the closing ($2.98 per share), then the Company will be obligated to pay additional amounts as merger consideration. The additional amounts, if any, will be calculated pursuant to the formula set forth in the Agreement. At the Company's election, it may pay such additional merger consideration, if any, by the issuance of additional shares of its Common Stock, in cash, or any combination thereof.


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

INDEPENDENT AUDITORS              FORM 10-K
Deloitte & Touche LLP             A COPY OF I-FLOW'S ANNUAL REPORT ON FORM
695 Town Center Drive             10-K FILED WITH THE SECURITIES AND EXCHANGE
Costa Mesa, California 92626      COMMISSION (INCLUDING THE FINANCIAL STATEMENTS
                                  AND FINANCIAL STATEMENT SCHEDULES) WILL BE
                                  FURNISHED WITHOUT CHARGE TO SHAREHOLDERS OF
INVESTOR RELATIONS COUNSEL        RECORD UPON WRITTEN REQUEST TO:
Neil Berkman & Associates         GAYLE L. ARNOLD
1900 Avenue of the Stars          CHIEF FINANCIAL OFFICER
Suite 2850                        I-FLOW CORPORATION
Los Angeles,  CA  90067           20202 WINDROW DRIVE
(310) 277-5162                    LAKE FOREST, CALIFORNIA  92630



SECURITIES INFORMATION

I-FLOW Corporation's Common Stock is traded on The Nasdaq Small Cap Stock Market under the symbol IFLO. The high and low transaction prices for the Common Stock as reported by Nasdaq are set forth in the following table.

1997                  High          Low                   1996                    High         Low
--------------------- -----         -----                 --------------          -----        ---
First Quarter         $5.88         $4.00                 First Quarter           $5.50        $3.81
Second Quarter        $4.31         $3.88                 Second Quarter          $5.94        $3.69
Third Quarter         $5.00         $3.91                 Third Quarter           $4.94        $3.81
Fourth Quarter        $5.13         $2.56                 Fourth Quarter          $5.44        $4.06



There were approximately 500 shareholders of record of I-Flow's Common Stock on February 27, 1998.

The Company has not paid, and does not expect to pay in the foreseeable future, cash dividends on its common stock.