Form 10-K405, Exhibit 13
period 1998-12-31
I FLOW CORP /CA/
filed 1999-03-31
CIK 857728

                                                                      EXHIBIT 13









                                     I-FLOW CORPORATION


                                     1998 ANNUAL REPORT

FINANCIAL HIGHLIGHTS


OPERATING RESULTS

(Amounts in thousands, except                 Years Ended December 31,
   per share amounts)                     1998             1997          1996
                                        --------         --------      --------
Revenue                                 $ 23,592         $ 17,742      $ 13,892

Operating income                         $ 1,854            $ 779       $(7,406)

Net income (loss) per share               $ 0.08           $ 0.02       $ (0.69)
                                        --------         --------      --------



BALANCE SHEET

                                                            December 31,
(Amounts in thousands)                                     1998          1997
                                                         --------      --------
ASSETS

Current assets                                           $ 13,427      $ 10,040
Property and equipment, net                                 3,427         2,231
Other assets                                                7,482         5,363
                                                         --------      --------
Total assets                                             $ 24,336      $ 17,634
                                                         --------      --------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                       $ 6,839       $ 5,467
Long-term debt                                              2,680         1,579
Shareholders' equity                                       14,817        10,588
                                                         --------      --------

Total liabilities and shareholders' equity               $ 24,336      $ 17,634
                                                         --------      --------

TO OUR SHAREHOLDERS Fiscal 1998 was a year of outstanding growth and progress for I-Flow. We achieved all of our primary strategic objectives for the year: renewed top and bottom line growth; introduced our proprietary infusion technology into new growth markets; restructured our distribution network to facilitate future growth; diversified and grew the business by purchasing a national infusion pump management company; and established strategic relationships with world class healthcare companies that further enhance our distribution capabilities both domestically and internationally.

With new applications for our technology and worldwide marketing capabilities, I-Flow is better positioned than ever before to compete effectively in the rapidly evolving healthcare industry. We now have the platform we need to build on the Company's position as a leading supplier of innovative infusion systems for an expanding range of applications worldwide.

FINANCIAL PERFORMANCE For the year ended December 31, 1998, revenue rose 33% to a record $23.6 million from $17.7 million for 1997. Net income increased to $1.1 million, or $.08 per diluted share, compared to $365,000, or $.02 per diluted share, for 1997.

I-Flow's balance sheet improved as well. At December 31, 1998, working capital rose to $6.6 million from $4.6 million a year earlier, and shareholders' equity increased 40% to $14.8 million.

NEW PRODUCTS In July, we launched our new PainBuster(TM) pain management system for orthopaedic surgery to an enthusiastic reception in the marketplace. Based on I-Flow's elastomeric infusion technology, this patented product provides a continuous infusion of a non-narcotic, local anesthetic directly into the operative site for postoperative pain management. PainBuster provides for virtually pain-free orthopaedic surgery, controlling pain without the side effects of narcotic pain relievers. As a result, it has the potential to reduce the length of hospital stays and rehabilitation, thus reducing the total cost of orthopaedic procedures.

In November, we released a similar product, the ON-Q(TM) Pain Management System for general surgery. As with PainBuster, ON-Q provides continuous non-narcotic pain relief for patients recovering from such general surgical procedures as hernia repairs, appendix removals and gynecological surgeries. We expect ON-Q to provide important advantages for patient comfort and rehabilitation to a potential target market in the United States of over 35 million surgical procedures annually. With more than 39 million surgeries performed annually in the United States alone, the market potential for PainBuster and ON-Q is substantial.

In December, we acquired the rights to market the Paragon(R) and SideKick(R) infusion pumps in the United States and Puerto Rico. The Paragon infusion pump provides accurate and cost-effective delivery of medications including chemotherapy and a wide range of pain medications. The SideKick is normally used to deliver antibiotics in outpatient settings. Both pumps are reusable and reimbursable which can reduce the cost of patient care.

NEW MARKETING RELATIONSHIPS During the year, I-Flow entered into a five-year distribution agreement with B. Braun Medical, Inc., a world leader in the manufacture and distribution of pharmaceuticals and infusion products, to distribute our elastomeric infusion products in the United States and Canada. With this agreement, which covers our HOMEPUMP Eclipse(R) and One-Step KVO(TM) products, the Company will benefit from the nationwide reach of B. Braun's unparalleled national home care and hospital distribution network and its direct sales force of 125 professionals.

In addition, we signed a five-year agreement with B. Braun Melsungen AG to distribute our products internationally under a private label. With more than $2.5 billion in annual sales, this leading medical products manufacturer has a dominant market position in access ports and catheters in many key markets outside the United States. This agreement, which includes most of the countries in Europe, the Middle East, Asia Pacific, South America and Africa, greatly strengthens our international distribution capabilities in the hospital and alternate site markets.

In September, I-Flow signed a letter of understanding with DonJoy, a division of Smith & Nephew, Inc., to market the PainBuster to orthopaedic surgeons. This agreement gave DonJoy the exclusive distribution rights for PainBuster in the United States and Canada for orthopaedic surgical procedures.

INFUSYSTEM ACQUISITION InfuSystem, the infusion pump management and distribution business I-Flow acquired in February 1998, made an important contribution to this year's sales and earnings improvement. InfuSystem is already accretive to I-Flow's earnings, which is a substantial achievement. Revenues grew 11% as we hired additional sales professionals to support the increased growth we anticipate in this very profitable segment of our business in 1999. InfuSystem is a contracted supplier of infusion devices to multiple managed care organizations whose total covered lives are 48 million of the estimated 130 million patients enrolled in the United States.

OUTLOOK I-Flow dramatically expanded its product line and distribution capability in 1998. Our platform for growth is in place. As a result, our primary objectives for 1999 are clear: sustain the sales and earnings momentum established in 1998; continue to develop new applications for our proprietary infusion technology; establish distribution partners for the ON-Q Pain Management System and other new products.

We are optimistic that we can meet these aggressive objectives in 1999. We will continue to seek beneficial corporate relationships, as well as profitable, innovative applications for our infusion technology. We believe this is the right strategy for achieving our ultimate goal to increase your shareholder value.

Thank you for the interest and support you have given your Company.

                                        Sincerely,




                                        Donald M. Earhart
                                        Chairman, President and
                                        Chief Executive Officer

HOMECARE As the core of I-Flow's current business, homecare continues to be an important market. I-Flow's ambulatory infusion systems are ideally suited for outpatient settings where patient comfort and mobility are primary concerns. The HOMEPUMP Eclipse is recognized as the market leader in the elastomeric segment for the delivery of antibiotics and other non-critical drugs. The Company believes that consolidation will continue in the homecare provider segment as inefficient competitors are eliminated and mergers dominate the scene. For the providers that remain, cost effective products that reduce nursing and administrative labor will be paramount to their success. I-Flow's products are ideally suited for this market because they are designed to be cost effective, easy to install and patient friendly.

In late 1998, I-Flow reaquired the rights to market and sell the Paragon and SideKick infusion pumps in the domestic market. These unique and cost effective infusion devices are designed to deliver antibiotics and other critical drugs in both the hospital and outpatient settings.

ONCOLOGY Recently acquired InfuSystem is a market leader in the oncology service and distribution segments with customers in all 50 states. The business model that the Company employs is a very cost effective and efficient one for providing infusion therapy. Under the InfuSystem program, patients are managed by the oncologist instead of the hospital or homecare provider. This is more cost effective while providing additional revenues for the doctor. In addition, the patient's therapy is managed by the physician assuring the highest quality of care. With the increased pressures to reduce the cost of delivering quality healthcare, the InfuSystem program benefits the patient, the doctor and the insurance provider.

InfuSystem's fiscal 1998 revenues were up 11% over 1997 and an increased rate of growth is expected for 1999. In the past, much of the company's revenue was from Medicare patients, but in 1999, InfuSystem will increase its efforts to focus on the managed care segment of their marketplace. The goal is to contract an additional 12 million lives, for a total of 60 million of the estimated 130 million available, and be well positioned for further movement of Medicare patients into managed care.

INTERNATIONAL I-Flow continues to have a strong international distributor network. While the Asian economic downturn affected sales in 1998, international sales were still more than 28 percent of I-Flow's revenues. International sales were strengthened by restructuring HOMEPUMP Eclipse and C-Series distribution with the signing of the agreement with B.Braun Melsungen AG. The Company believes that this partnership will capture an increasing share of the fast growing International market for cost effective infusion devices.

Paragon revenues are expected to continue growing through successful marketing campaigns by partners like Fresinius in Germany and other local country distributors in Europe. Kobayashi Medical Division and Insung Medical Company, Ltd. give us a strong presence in Japan and Korea. The Paragon has been well received in both Europe and the Far East by hospitals and homecare providers for the delivery of pain medicines and chemotherapy drugs. Additional line extensions and new product features are planned for release in early 1999, which should stimulate continued revenue growth. Not only is strong growth expected from existing products, but also from new products like the PainBuster and ON-Q Pain Management Systems.

US HOSPITAL MARKET In 1999, the hospital market becomes a significant focus for I-Flow. The Company's products have been making inroads in this large market for infusion devices.

The One-Step KVO, the Medi-SIS, the PainBuster and ON-Q Pain Management Systems are all presently being sold into this market.

    INFUSION The One-Step KVO is a catheter patency device that substantially eliminates the need for IV flushing, and reduces the occurrence of occluded catheters and other complications associated with catheter maintenance. The device offers both hospitals and homecare agencies significant cost reductions for catheter maintenance, especially if they are using prefilled syringes for flushing. I-Flow believes that this product could one day become the standard of care for a large number of infusion protocols.

    The Medi-SIS is a low cost syringe infusion pump which delivers antibiotics and other non-critical medications. With its multi-dosing capabilities, it competes favorably with gravity as a low cost alternative for drug delivery. Therefore, it is ideally suited for the hospital market where cost pressures are increasing.

    PAIN MANAGEMENT AND SURGERY The PainBuster and ON-Q Pain Management Systems are expected to continue to have a significant impact on I-Flow's growth. An important fear of most patients having surgery, is the expectation of pain after the operation. Today's typical treatment of postoperative pain has two significant drawbacks; (1) it is not always successful in alleviating the pain and (2) because of the negative side effects from the pain medications received, patients often have to extend their hospital stay. The PainBuster and ON-Q Pain Management Systems offer surgeons a new and better way to treat postoperative pain without the side effects associated with typical analgesics. Surgeons and patients alike have quickly accepted these products and the response from customers has been overwhelming.

I-Flow will continue to use surgical product distributors to sell and market this new family of pain products. By partnering with leaders in the distribution of surgical products, the PainBuster and ON-Q Pain Management Systems have a chance to become the standard of care for pain management after surgery.

The alleviation of pain will also be important to I-Flow in areas other than postoperative pain management. The Company believes there is a substantial market for safe and easy to use devices that can deliver pain medications for epidural, IV and regional anesthesia applications. I-Flow will continue to invest an increasing amount of its resources to maximize this very important opportunity.

SELECTED CONSOLIDATED FINANCIAL DATA                          I-Flow Corporation



                                                           Year Ended December 31,
(Amounts in thousands, except               -------------------------------------------------------
  per share amounts)                          1998        1997        1996        1995      1994
                                            --------    --------    --------    --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:(1)
Revenue:
  Net product sales                         $ 17,006    $ 17,678    $  9,153    $  9,737   $  6,321
  Rental income and other                      6,586          64         139          60         72
  Other fees                                      --          --       4,600         250        500
                                            --------    --------    --------    --------   --------
    Total revenue                             23,592      17,742      13,892      10,047      6,893

Cost of sales                                 10,219       8,450       3,954       4,422      4,062
                                            --------    --------    --------    --------   --------

Gross Profit                                  13,373       9,292       9,938       5,625      2,831

Expenses:
  Selling and marketing                        4,178       3,197       2,617       1,483      1,948
  General and administrative                   6,401       4,281       4,336       2,329      2,044
  Product development                            940       1,035       1,139         840        720
  Purchased in-process research
   and development costs                          --          --       4,900          --         --
  Goodwill writedown                              --          --       2,800          --         --
  Restructuring costs                             --          --       1,552          --         --
                                            --------    --------    --------    --------   --------
    Total expenses                            11,519       8,513      17,344       4,652      4,712
                                            --------    --------    --------    --------   --------
  Operating income (loss)                      1,854         779      (7,406)        973     (1,881)
  Interest income (expense)                     (684)       (334)         41          96        208
                                            --------    --------    --------    --------   --------
  Income (loss) before income taxes            1,170         445      (7,365)      1,069     (1,673)
  Income taxes                                    69          80          60          --         --
                                            --------    --------    --------    --------   --------
  Net income (loss)                         $  1,101    $    365    $ (7,425)   $  1,069   $ (1,673)
                                            --------    --------    --------    --------   --------
  Net income (loss) per share (2)           $   0.08    $   0.02    $  (0.69)   $   0.12   $  (0.20)
                                            --------    --------    --------    --------   --------

  Weighted average number of
    common and common equivalent
    shares outstanding (2)                    13,711      13,030      10,849       9,247      8,177
                                            --------    --------    --------    --------   --------

CONSOLIDATED BALANCE SHEET DATA:(3)(4)
  Working capital                           $  6,588    $  4,573    $  4,905    $  6,958   $  3,564
  Total assets                                24,336      17,634      17,234       9,107      6,209
  Long-term obligations                        2,680       1,579       2,884          --         --
  Total shareholders' equity                  14,817      10,588       9,597       7,728      4,181
                                            --------    --------    --------    --------   --------

(1) Certain amounts previously reported have been reclassified to conform with the presentation at December 31, 1998.

(2) See Note 1 of Notes to Consolidated Financial Statements.

(3) In July 1996, the Company purchased substantially all of the assets of Block Medical, Inc. See Note 2 of Notes to Consolidated Financial Statements.

(4) In February 1998, the Company purchased substantially all of the assets of InfuSystems II, Inc. and Venture Medical, Inc. See Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain disclosures made by the Company in this report and in other reports and statements released by the Company are and will be forward-looking in nature, such as comments which express the Company's opinions about trends and factors which may impact future operating results. Disclosures which use words such as the Company "believes," "anticipates," or "expects" or use similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ from those expected and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report which seek to advise interested parties of the risks and other factors that affect the Company's business, as well as in the Company's period reports on Forms 10-K, 10-Q, and 8-K filed with the Securities and Exchange Commission. The risks affecting the Company's business include reliance on the success of the home health care industry, the reimbursement system currently in place, competition in the industry, technological changes and product availability. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by the Company about its business.


Consolidated Results of Operations - For the Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

Net revenues during the year ended December 31, 1998 were $23,592,000 compared to $17,742,000 for the prior year, an increase of 33%. In February 1998, the Company acquired InfuSystems II, Inc. and Venture Medical, Inc., both of which were national ambulatory infusion pump management and distribution companies based in Detroit, Michigan. These companies were merged into InfuSystem, Inc. ("InfuSystem"), a wholly owned subsidiary of the Company. Rental revenues generated by InfuSystem of $6,468,000 for the period from February 11, 1998 (date of acquisition) through December 31, 1998, were included in net revenues for the year ended December 31, 1998.

Net product revenues decreased from $17,678,000 in 1997 to $17,006,000 in 1998. These revenues were adversely affected by the restructuring of the Company's worldwide distribution network as well as existing distributor inventory levels early in 1998, which caused a short-term decline in shipments of infusion products to the Company's previous distribution partners. Additionally, net sales in 1998 continued to be adversely affected by the economic difficulties in Asia and, most particularly Korea.

During 1998, the Company entered into an agreement with B. Braun Melsungen AG, a world leader in the manufacture and distribution of pharmaceuticals and infusion products, to distribute I-Flow's elastomeric infusion pumps in Western Europe, Eastern Europe, the Middle East, Asia Pacific, South America and Africa. The Company also recently entered into a similar agreement under which B. Braun of America, Inc. will distribute I-Flow's elastomeric pumps to its full line IV solution customers in the United States. These two new relationships generated significant sales for the Company in the second half of 1998 and are expected to generate significant sales opportunities for the future. During the year ended December 31, 1998, combined sales to these companies accounted for approximately 20% of the Company's net revenues. I-Flow received permission in June 1998 from the Food and Drug Administration ("FDA") to market the PainBuster in the United States. I-Flow's PainBuster pain management system provides for the continuous infusion of a non-narcotic, local anesthetic directly into the intraoperative site for post-operative pain management. In September 1998, the Company entered into a letter of understanding to distribute the PainBuster through Smith & Nephew, Inc., a leading worldwide healthcare company offering a broad range of products for the care and repair of bone, joints, skin and other soft tissue. During the year ended December 31, 1998, sales of the PainBuster to Smith & Nephew were approximately $2 million. In January 1999, DonJoy, the division of Smith & Nephew that distributes the PainBuster, was spun-off and the letter of understanding with Smith & Nephew expired on February 28, 1999. However, DonJoy has continued to purchase the PainBuster in 1999 at the same terms of the letter.

In 1996, the Company sold the exclusive right and license to manufacture and sell its SideKick(R), Paragon(R), and elite products in the United States and Puerto Rico. The Company reacquired the rights in 1998 and has begun selling these products in the United States.

Cost of sales of $10,219,000 was incurred during the year ended December 31, 1998, compared to $8,450,000 in the prior year. As a percentage of total revenue, cost of sales decreased by four percentage points for the year ended December 31, 1998 compared to the prior year. The increase in gross profit is primarily the result of the addition of InfuSystem, Inc. in 1998. As primarily a service business, InfuSystem has a considerably higher gross margin than the Company's traditional manufacturing business. Without InfuSystem, Inc., the gross margin would still have improved by approximately 2%, which is primarily due to the introduction of the PainBuster in 1998.

Selling and marketing expenses for the year ended December 31, 1998 increased over the prior year by $981,000 or 31%. This increase is primarily due to the addition of InfuSystem. Without the InfuSystem selling and marketing expenses, the Company's selling and marketing expenses for the year ended December 31, 1998 would have increased by only $30,000. As a percentage of sales, selling and marketing expenses remained consistent from the prior year at approximately 18%.

General and administrative expenses for the year ended December 31, 1998 increased $2,120,000 or 50% from the prior year, primarily due to the addition of InfuSystem. For the year ended December 31, 1998 InfuSystem incurred general and administrative expenses of $1,974,000. Without the InfuSystem general and administrative expenses, the Company's general and administrative expenses for the year ended December 31, 1998 would have increased by only $146,000 or 3%. As a percentage of sales, general and administrative expenses increased 3% compared to the prior year due to higher fixed overhead expenses at InfuSystem and the decrease in product sales.

Product development expenses for the year ended December 31, 1998 decreased from the prior year by $95,000, or 9%. The decrease in the expenses was primarily due to consolidation of the engineering efforts of Block Medical, Inc. with those of the Company in late 1997. The Company will continue to incur product development expenses as it continues its efforts to introduce new technology and cost-efficient products into the market. Product development has remained consistent as a percentage of product sales but has decreased as a percentage of total sales due to the inclusion of InfuSystem's rental revenue, which has no corresponding product development costs.

Consolidated Results of Operations - For the Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

Net product sales during the year ended December 31, 1997 were $17,678,000 compared to $9,153,000 for the prior year. In July 1996, the Company acquired substantially all of the assets of Block Medical, Inc. ("Block"). Accordingly, net product sales increased, as sales from Block were reported by the Company for a full year in 1997 versus only a portion of the year in 1996. Additionally, net product sales to international customers have increased substantially. Export sales were $6,427,000, or 36% of total revenues, for the year ended December 31, 1997 compared to $4,186,000, or 30% of total revenues, for the year ended December 31, 1996.

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

Notwithstanding the year-to-year increase, net sales in 1997 were less than anticipated due to lower than expected sales from one of the Company's primary international distributors. This distributor was undergoing certain changes within its internal organization and seeking to finalize the acquisition of a major European homecare company in 1997. These changes within the distributor created a shortfall in sales to the distributor that continued into early 1998. Additionally, net sales were adversely affected by the economic difficulties in Asia and, most particularly Korea. Sales of the Company's products in Korea totaled approximately 7% of total sales for 1997 and 1996.

In March 1996, the Company sold the exclusive right and license to manufacture and sell its SideKick, Paragon, and elite products in the United States and Puerto Rico to SoloPak Pharmaceuticals, Inc. ("SoloPak"). Pursuant to the agreement, SoloPak paid the Company $4.3 million in consideration of the license and guaranteed royalties. The Company retained the right to sell the products outside the United States and Puerto Rico.

Cost of sales of $8,450,000 were incurred during the year ended December 31, 1997, compared to $3,954,000 for the prior year. As a percentage of revenues, cost of sales increased by 19% for the year ended December 31, 1997 compared to the prior year. The decrease in gross profit is primarily the result of the lack of licensing fees in 1997.

Selling and marketing expenses for the year ended December 31, 1997 increased over the prior year by $580,000 or 22%. This increase was due primarily to the Company's additional sales and marketing activity during 1997 relating to its increased sales. With the acquisition of Block in mid-1996, the Company significantly expanded its product line and sales efforts.

General and administrative expenses for the year ended December 31, 1997 increased from the prior year by $55,000 or 1%. These expenses primarily represent costs for administrative personnel, facilities and other miscellaneous items. These costs increased primarily as a result of increased operations during 1997.

Product development expenses for the year ended December 31, 1997 decreased compared to those for the prior year by $104,000 or 9%, primarily due to the consolidation of the product development efforts of the Company with those of Block in 1997.


Liquidity and Capital Resources

During the year ended December 31, 1998, funds of $2,032,000 were provided by operating activities consisting of net income of $1,101,000 adjusted by non-cash expenses of $2,685,000, less net changes in operating assets and liabilities, net of the effect of business acquisitions of $1,754,000.

The Company used funds for investing activities during the year ended December 31, 1998 by acquiring net leasehold improvements, furniture, fixtures, equipment and other assets of $688,000 for use in its operations. In addition, there was a decrease in other assets of $488,000. The Company also paid $673,000 for the InfuSystem acquisition during the year.

During the year ended December 31, 1998, funds of $1,020,000 were used in financing activities consisting primarily of proceeds from borrowings on notes payable of $2,558,000 offset by payments on the notes payable of $1,938,000 and a net reduction on the line of credit of $1,607,000. The Company also paid a cash dividend on preferred stock of $63,000 and had proceeds of $30,000 from the exercise of stock options and warrants.

As of December 31, 1998, the Company had cash funds of $971,000 and net receivables of $7,490,000. To date, the Company has financed its operations and working capital requirements primarily through equity financings and bank borrowings. Management believes the Company's funds are sufficient to provide for its short and long-term projected needs for operations. However, the Company may decide to sell additional equity or increase its borrowings in order to fund increased product development or for other purposes.

The Company has a working capital line of credit with a bank expiring in May 1999. Under the line of credit, the Company may borrow up to the lesser of $4,000,000 or 75% of eligible accounts receivable, as defined, at a bank's prime rate plus .75% (8.5% at December 31, 1998). Under the line as of December 31, 1998, there were funds available for borrowing of $1,678,000 and there were no borrowings outstanding.

In conjunction with the acquisition of Block, the Company entered into a $4,000,000 note payable with a bank ($1,560,000 outstanding at December 31, 1998) due in equal monthly installments of principal of $83,333 plus interest at the bank's prime rate plus 1% (8.75% at December 31, 1998) through July 2000. In March 1998, the Company entered into an additional note payable with a bank for $2,500,000 ($2,361,000 outstanding at December 31, 1998) due in equal monthly installments of principal of $46,296 plus interest at the bank's prime rate plus 1% beginning in October 1998 through March 2003. Proceeds from the new note were used to pay off the outstanding balance on the line of credit and for general working capital.

On February 9, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with InfuSystems II, Inc. ("InfuSystem"), Venture Medical, Inc. ("VMI") and the shareholders of InfuSystem and VMI, contemplating the merger of InfuSystem and VMI with and into a wholly-owned subsidiary of the Company. Pursuant to the Agreement, VMI and InfuSystem were merged (the "Merger") with and into the subsidiary effective as of February 11, 1998. See
Note 3 in Notes to Consolidated Financial Statements. The subsidiary has a revolving line of credit with a bank under which it may borrow up to $2,500,000 or 80% of eligible accounts receivable, as defined, at a bank's prime rate plus
 .5% (8.25% at December 31, 1998). There were borrowings of $1,979,000 outstanding under the line as of December 31, 1998.

The lines of credit and the notes are collateralized by substantially all of the Company's assets and require the Company to comply with certain covenants principally relating to working capital and liquidity. As of December 31, 1998, the Company was in compliance with all such covenants.

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than a year, computer systems and/or software used in many companies may need to be upgraded to comply with such "Year 2000" requirements.

The Company has determined that it will be necessary to modify or replace portions of its hardware and software so that its computer systems properly utilize dates beyond December 31, 1999. The Company believes that with modifications and conversions, the Year 2000 issue can be managed, and the associated risks reduced or mitigated. The Company has received confirmation from vendors of certain purchased software used for internal operations that current releases or upgrades, if installed, are designed to be Year 2000 compliant. The Company is in the process of installing such upgrades to its current systems and believes that substantially all of the upgrades will be completed by mid-1999. The Company is also initiating communications with its critical external relationships to determine the extent to which the Company may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, the Company will assess and attempt to mitigate its risks with respect to failure of these entities to be Year 2000 ready. The effect, if any, on the Company's results of operations from the failure of such parties to be Year 2000 ready is not reasonably estimable.

The Company is in the process of evaluating its own products for potential Year 2000 issues and making such products Year 2000 compliant. The vast majority of the Company's electronic products are not date sensitive. The Company does not believe that there will be significant issues or costs associated to make its products Year 2000 compliant; however, there can be no assurance that such products do not contain undetected errors or defects associated with year 2000 date functions.

The Company has been using both external and internal resources to reprogram or replace its internal information systems for the Year 2000. To date, the amounts incurred and expensed for developing and carrying out the plan have not had a material effect on the Company's operations. The Company plans to complete Year 2000 modifications, including testing, by mid 1999. The total remaining cost for addressing the Year 2000 issue is approximately $66,000, and is not expected to be material to the Company's operations. All remaining Year 2000 costs will be funded through operating cash flows. Although the Company is not aware of any material operational issues or costs associated with preparing its internal information systems for the Year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed predominantly of third party software and hardware.

Should the Company not be completely successful in mitigating internal and external Year 2000 risks, this could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other normal business activities. The Company believes that under a worst case scenario, it could continue the majority of its normal business activities on a manual basis.

The Company currently has no contingency plan in place in the event it does not complete its program to resolve Year 2000 issues. The Company plans to evaluate the status of completion mid-1999 and determine whether a contingency plan is necessary.

INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Shareholders of I-Flow Corporation:

We have audited the accompanying consolidated balance sheets of I-Flow Corporation and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of I-Flow Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP
Costa Mesa, California
February 12, 1999

CONSOLIDATED BALANCE SHEETS                                   I-Flow Corporation


                                                                         December 31,   December 31,
(Amounts in thousands, except share amounts)                                     1998           1997
                                                                             --------       --------
ASSETS

Current assets: (Note 4)
    Cash and cash equivalents                                                $    971       $    715
    Accounts receivable, less allowance for doubtful accounts of $1,824
      and $463 at December 31, 1998 and 1997, respectively                      7,490          5,127
    Inventories, net (Note 1)                                                   4,328          4,058
    Prepaid expenses and other                                                    638            140
                                                                             --------       --------
    Total current assets                                                       13,427         10,040
                                                                             --------       --------

Property: (Note 4)
    Furniture, fixtures and equipment                                           4,354          3,982
    Rental and demonstration equipment                                          2,435            188
                                                                             --------       --------
    Total property                                                              6,789          4,170
    Less accumulated depreciation                                              (3,362)        (1,939)
                                                                             --------       --------
    Net property                                                                3,427          2,231
                                                                             --------       --------

Other assets: (Note 4)
    Goodwill and other intangibles, net (Notes 1, 2 & 3)                        7,223          4,432
    Notes receivable and other                                                    259            931
                                                                             --------       --------
    Total other assets                                                          7,482          5,363
                                                                             --------       --------
Total assets                                                                 $ 24,336       $ 17,634
                                                                             ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                         $  1,300       $  1,828
    Accrued payroll and related expenses                                        1,453            895
    Deferred revenue                                                               --             58
    Current portion of long-term debt (Note 4)                                  2,083          1,000
    Line of credit (Note 4)                                                     1,979          1,500
    Other liabilities                                                              24            186
                                                                             --------       --------
    Total current liabilities                                                   6,839          5,467
                                                                             --------       --------

Long-term debt (Note 4)                                                         2,680          1,579

Commitments and contingencies (Note 7)
                                                                             --------       --------
Shareholders' equity (Note 5)

    Preferred stock, no par value; 5,000,000 shares authorized,
      301,250 and 656,250 Series B shares issued and outstanding at
      December 31, 1998 and 1997, respectively, aggregate preference
      on liquidation of $723 at December 31, 1998                                 686          1,494

    Common stock, no par value; 40,000,000 shares authorized,
      14,044,428 and 12,393,619 shares issued and outstanding at
      December 31, 1998 and 1997, respectively                                 37,735         33,853


    Common stock warrants                                                         615            615
    Cumulative other comprehensive income (loss)                                   --           (117)
    Accumulated deficit                                                       (24,219)       (25,257)
                                                                             --------       --------
    Total shareholders' equity                                                 14,817         10,588
                                                                             --------       --------
Total liabilities and shareholders' equity                                   $ 24,336       $ 17,634
                                                                             ========       ========

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS                         I-Flow Corporation
AND COMPREHENSIVE OPERATIONS


                                                                               Year ended December 31,
                                                                -----------------------------------------
(Amounts in thousands, except per share amounts)                    1998             1997            1996
                                                                --------         --------         -------
Revenues:
    Net product sales                                           $ 17,006         $ 17,678        $  9,153
    Rental income and other                                        6,586               64             139
    Licensing and other fees                                           -                -           4,600
                                                                --------         --------         -------
    Total revenues                                                23,592           17,742          13,892
Cost of sales                                                     10,219            8,450           3,954
                                                                --------         --------         -------
Gross profit                                                      13,373            9,292           9,938
                                                                --------         --------         -------

Expenses (Notes 2, 7 & 8):
    Selling and marketing                                          4,178            3,197           2,617
    General and administrative                                     6,401            4,281           4,336
    Product development                                              940            1,035           1,139
    Purchased in-process research and development costs                -                -           4,900
    Goodwill writedown                                                 -                -           2,800
    Restructuring costs                                                -                -           1,552
                                                                --------         --------         -------
    Total expenses                                                11,519            8,513          17,344
                                                                --------         --------         -------

Operating income (loss)                                            1,854              779          (7,406)
Interest and other income (expense) (Notes 1 & 4)                   (684)            (334)             41
                                                                --------         --------         -------

Income (loss) before income taxes                                  1,170              445          (7,365)
Income taxes (Note 6)                                                 69               80              60
                                                                --------         --------         -------

Net income (loss) (Note 1)                                      $  1,101         $    365        $ (7,425)
                                                                ========         ========         =======

Net income (loss) per share, basic and diluted                  $   0.08         $ $ 0.02        $  (0.69)
                                                                ========         ========        ========
Comprehensive Operations:

Net income (loss)                                               $  1,101         $    365        $ (7,425)

Foreign currency translation adjustments                             117             (112)              -
                                                                --------         --------         -------
Comprehensive income (loss)                                     $  1,218         $    253        $ (7,425)
                                                                ========         ========        ========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY               I-Flow Corporation



                                                                                                            Cumulative
                                            Preferred Stock       Common Stock       Common                   Other
                                          -----------------    ------------------    Stock    Accumulated   Comprehensive
(Amounts in thousands)                      Shares   Amount    Shares     Amount    Warrants    Deficit     Income (Loss)    Total
-------------------------------------     ------------------------------------------------------------------------------------------
Balance, January 1, 1996                     656   $ 1,494      9,259    $ 24,278   $  --       $(18,039)      $   (5)    $  7,728
Exercise of common stock warrants
    and options (net of costs of $78)                           2,336       6,635                                            6,635
Common stock and warrants issued
    for acquisition                                               433       2,000     615                                    2,615
Common stock issued for payment
    of preferred stock dividends                                   22          79                    (79)
Stock options granted  with exercise
    prices below market value                                                  44                                               44
Net loss                                                                                          (7,425)                   (7,425)
                                             ---   -------     ------    --------   -----       --------       ------     --------

Balance, December 31, 1996                   656     1,494     12,050      33,036     615        (25,543)          (5)       9,597
Exercise of common stock warrants
    and options                                                   323         738                                              738
Common stock issued for payment
    of preferred stock dividends                                   20          79                    (79)
Cumulative translation adjustment                                                                                (112)        (112)
Net income                                                                                           365                       365
                                             ---   -------     ------    --------   -----       --------       ------     --------

Balance, December 31, 1997                   656     1,494     12,393      33,853     615        (25,257)        (117)      10,588
Exercise of common stock warrants
    and options                                                    16          30                                               30
Conversion of preferred stock               (355)     (808)       379         808
Common stock issued for acquisition                             1,256       3,044                                            3,044
Preferred stock dividend                                                                             (63)                      (63)
Cumulative translation adjustment                                                                                 117          117
Net income                                                                                         1,101                     1,101
                                             ---   -------     ------    --------   -----       --------       ------     --------

Balance, December 31, 1998                   301   $   686     14,044    $ 37,735   $ 615       $(24,219)      $   --     $ 14,817
                                             ===   =======     ======    ========   =====       ========       ======     ========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                         I-Flow Corporation


                                                                                         Year ended December 31,
                                                                                  ----------------------------------
(Amounts in thousands)                                                                1998         1997         1996
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                                             $  1,101     $    365     $ (7,425)
    Adjustments to reconcile net income (loss) to net cash provided by
          (used) in operating activities:
        In-process research and development costs                                       --           --        4,900
        Restructuring costs                                                             --       (1,208)       1,552
        Goodwill writedown                                                              --           --        2,800
        Depreciation and amortization                                                2,414        1,167        1,154
        Compensation expense for stock option grants                                   136          150           44
        Change in inventory obsolescence reserve                                        85          368         (567)
        Change in allowance for doubtful accounts                                       50          338         (413)
        Changes in operating assets and liabilities, net of effect of business acquisitions:
            Accounts receivable                                                       (559)        (951)        (506)
            Inventories                                                                329       (1,074)         227
            Prepaid expenses and other                                                (348)           1          (24)
            Accounts payable and accrued payroll and related expenses                 (956)         146          798
            Deferred revenue                                                           (58)        (371)         (87)
            Other liabilities                                                         (162)         113           23
                                                                                  --------     --------     --------
Net cash provided by (used in) operating activities                                  2,032         (956)       2,476
                                                                                  --------     --------     --------

Cash flows from investing activities:
        Capital expenditures                                                          (688)        (906)        (659)
        Cash paid for acquisition, net of cash received                               (673)          --      (15,803)
        Change in other assets                                                         488         (279)        (126)
                                                                                  --------     --------     --------
Net cash used in investing activities                                                 (873)      (1,185)     (16,588)
                                                                                  --------     --------     --------

Cash flows from financing activities:
        Net (repayments) proceeds from line of credit                               (1,607)       1,500           --
        Proceeds from issuance of note payable                                       2,558           --        4,000
        Payments on note payable                                                    (1,938)        (921)        (500)
        Cash dividend on preferred stock                                               (63)
        Proceeds from exercise of stock options and warrants                            30          738        6,635
                                                                                  --------     --------     --------
Net cash (used in) provided by financing activities                                 (1,020)       1,317       10,135
                                                                                  --------     --------     --------

Effect of exchange rates on cash                                                       117         (112)          --
                                                                                  --------     --------     --------
Net increase (decrease) in cash and cash equivalents                                   256         (936)      (3,977)
Cash and cash equivalents at beginning of year                                         715        1,651        5,628
                                                                                  --------     --------     --------

Cash and cash equivalents at end of year                                          $    971     $    715     $  1,651
                                                                                  ========     ========     ========

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                     $    698     $    365     $    175
                                                                                  --------     --------     --------
Income tax payments                                                               $     69     $     80     $     35
                                                                                  --------     --------     --------
Preferred stock dividend paid in Common Stock                                     $     --     $     79     $     79
                                                                                  --------     --------     --------
Non cash preferred stock conversion                                               $    808     $     --     $     --
                                                                                  --------     --------     --------

Liabilities issued and assumed in connection with acquisition:
    Fair value of assets acquired (including intangibles)                         $  8,783     $     --     $ 18,928
    Less receivable from acquired entity                                              (684)          --           --
    Cash outflows for business acquisition                                            (673)          --      (15,803)
    Common stock and warrants issued                                                (3,044)          --       (2,615)
                                                                                  --------     --------     --------
Liabilities issued and assumed                                                    $  4,382     $     --     $    510
                                                                                  ========     ========     ========

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - I-Flow Corporation ("the Company") was incorporated on July 17, 1985 and is engaged in the manufacturing and marketing of ambulatory infusion systems for use in the intravenous administration of drugs, nutrients and similar medical treatments. The Company sells its products primarily to customers in the home health care industry. InfuSystem, Inc., a wholly-owned subsidiary is primarily engaged in the rental of medical infusion pumps. The rentals are on a month-to-month basis and are treated as operating leases.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in the bank, money-market funds and U.S. Treasury bills with an original maturity date of 90 days or less.

Inventories - Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories consisted of the following as of December 31, 1998 and 1997:


                                   December 31, 1998           December 31, 1997
                                   -----------------           -----------------
Raw Materials                            $ 3,507,000                 $ 3,235,000
Work in Process                              172,000                     359,000
Finished Goods                             1,869,000                   1,599,000
Reserve for Obsolescence                 (1,220,000)                 (1,135,000)
                                         ----------                  ----------

Total                                    $ 4,328,000                 $ 4,058,000
                                         ===========                 ===========

Property - Property is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from two to seven years.

Long Lived Assets - The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS 121, long-lived assets to be held are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred and has determined that there was no impairment at December 31, 1998.

Goodwill and Other Intangibles - Goodwill represents the excess purchase cost over the net assets acquired and is amortized over five to fifteen years using the straight-line method. Other intangible assets include patents, acquired workforce value and acquired technology which are being amortized using the straight-line method over two to seven years. Accumulated amortization of goodwill and other intangibles amounted to $2,314,000 and $1,466,000 as of December 31, 1998 and 1997, respectively. The Company periodically evaluates the recoverability of goodwill based on projected undiscounted operating cash flows and evaluates the recoverability of other intangible assets based on the requirements of SFAS 121.

Revenue Recognition - Revenue from product sales is recognized at the time of shipment. Provision is made currently for estimated product returns and warranty obligations, both of which have historically been insignificant.

Fees for non-cancelable licensing agreements with no minimum quantity or other performance requirements are recognized as revenue upon execution of the related agreement, assuming collection is probable. Fees for licensing agreements that include minimum quantity or other performance requirements are recognized as revenue ratably over the license period or as such criteria is met.

Rental revenue from medical pumps is recorded as earned over the term of the related rental agreements, normally on a month to month basis. Pump rentals are billed at the Company's established rates, which often differ from contractually allowable rates provided by third party payors such as Medicare, Medicaid and commercial insurance carriers. Provision is made currently to reduce revenue to the estimated allowable amount per such contractual rates.

Accounting for Stock Based Compensation - The Company accounts for stock-based compensation awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. (See Note 5)

Earnings Per Share - Pursuant to SFAS No. 128, Earnings Per Share, ("SFAS No. 128"), the Company provides dual presentation of "Basic" and "Diluted" earnings per share ("EPS"). SFAS No. 128 replaced "Primary" and "Fully diluted" EPS under Accounting Principles Board ("APB") Opinion No. 15.

Basic EPS excludes dilution from common stock equivalents and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from common stock equivalents, such as the Company's convertible preferred stock and outstanding stock options, calculated using the treasury stock method. Common stock equivalents have not been included in calculating diluted EPS where inclusion would be anti-dilutive.

The following is a reconciliation between the components of the basic and diluted earnings per share calculations:

                                                              December 31,
                                                  ------------------------------------
                                                        1998         1997         1996
                                                  ----------   ----------   ----------
  Net income (loss)                               $1,101,000   $  365,000  ($7,425,000)
  Less preferred stock dividends                     (63,000)     (79,000)     (79,000)
                                                  ----------   ----------   ----------

  Net income (loss) available to common
  shareholders                                    $1,038,000   $  286,000  ($7,504,000)
                                                  ----------   ----------   ----------

  Basic net income (loss) per  share
     Weighted average number of
        Shares outstanding                        13,479,000   12,210,000   10,849,000
     Effect of dilutive securities:
        Stock options                                232,000      820,000            -
                                                  ----------   ----------   ----------
  Diluted net income (loss) per share
     Weighted average number of
        Shares outstanding                        13,711,000   13,030,000   10,849,000
                                                  ----------   ----------   ----------

Comprehensive Income (Loss) - Pursuant to SFAS No. 130, Reporting Comprehensive Income, the Company has included a calculation of comprehensive income (loss) in its accompanying consolidated statements of operations for the years ended December 31, 1998, 1997 and 1996.

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

Foreign Currency - The financial position and results of operations of the Company's foreign subsidiaries are generally measured using the local currency as the functional currency. Assets and liabilities of the subsidiaries are translated at the exchange rate in effect at each year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in shareholders' equity. Realized gains or losses from foreign currency transactions are included in operations as incurred.

Due to the highly inflationary environment in Mexico (as defined by SFAS No. 52, Foreign Currency Transactions), the U.S. dollar served as the functional currency for the Company's Mexican subsidiary during 1998 and 1997. As a result, gains and losses from foreign currency transactions and from translation of the Mexican financial statements were recognized currently as a component of other income (expense). Such amounts were not significant for the years ended December 31, 1998 or 1997.

Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

2.      ACQUISITION OF BLOCK MEDICAL, INC.

On July 22, 1996, the Company purchased substantially all of the assets of Block Medical, Inc. ("Block"). The assets were acquired for an aggregate purchase price of approximately $18 million. The purchase price has been allocated to the net assets acquired, in-process research and development, goodwill and other intangibles. The amount allocated to in-process research and development of $4.9 million has been expensed as of the acquisition date. Consideration for the purchase consisted of: $15,000,000 in cash, 433,018 shares of I-Flow Corporation Common Stock with a value of $2,000,000 as of the date of closing, and a warrant to purchase 250,000 shares of I-Flow Corporation Common Stock at an exercise price of $4.62, expiring July 22, 2001, valued at $615,000 at the date of closing. In addition, the Company incurred direct acquisition costs of $803,000.

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

The unaudited consolidated pro forma results of operations for the year ended December 31, 1996, as if the Block Medical acquisition had occurred at the beginning of the year, are as follows:

                                                                       1996
                                                                    -----------
Total revenues                                                      $22,071,000

Net loss                                                            $(3,068,000)

Net loss per share                                                     $  (0.26)
                                                                    -----------



The pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the period presented and is not intended to be a projection of future results.


3.      ACQUISITION OF INFUSYSTEM II, INC. AND VENTURE MEDICAL, INC.

On February 9, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with InfuSystem II, Inc. ("InfuSystem"), Venture Medical, Inc. ("VMI") and the shareholders of InfuSystem and VMI, contemplating the merger of InfuSystem and VMI with and into a wholly-owned subsidiary of the Company. Pursuant to the Agreement, VMI and InfuSystem were merged (the "Merger") with and into the subsidiary effective as of February 11, 1998.

In the Merger, all of the outstanding shares of Common Stock of VMI and InfuSystem were exchanged for 987,074 shares of the Company's Common Stock, valued at approximately $2.9 million plus 59,395 shares of the Company's Common Stock valued at $177,000 as payment for related investment banker's fees. In addition, the Company incurred direct acquisition costs of $673,000. The transaction was recorded using the purchase method of accounting and resulted in the recording of approximately $3.5 million in goodwill.

At each of the six-month, one-year, eighteen-month and two-year anniversaries of the closing, if the value of the Company's Common Stock at such time is less than the value of its Common Stock as of the closing ($2.98 per share), then the Company is obligated to pay additional amounts as merger consideration. Any additional amounts are to be calculated pursuant to the formula set forth in the Agreement. At the Company's election, it may pay such additional merger consideration by the issuance of additional shares of its Common Stock, in cash, or any combination thereof. In August 1998, the Company issued 209,675 shares of its Common Stock pursuant to the valuation floor provision for the six-month anniversary. Pursuant to APB 16, Business Combinations, there was no incremental value ascribed to these additional shares for purchase accounting purposes. In February 1999, the Company paid cash of $265,000 pursuant to the valuation floor provision for the one-year anniversary.

As contemplated by the Agreement, shares of Common Stock issued in the Merger (the "Escrowed Shares") were withheld and deposited in escrow. The Escrowed Shares, or cash equal to the closing value of the Escrowed Shares, will be held for a period of two years during which time they will be subject to claims by the Company to satisfy the obligations of InfuSystem, VMI and the shareholders of InfuSystem and VMI under the Agreement (subject to the possible earlier release of a portion of the Escrowed Shares in connection with collection of certain accounts receivable).

Since the acquisition was near the beginning of 1998, consolidated pro forma results of operations for the year ended December 31, 1998 would not be materially different from actual reported results, and thus are not included herein. The unaudited consolidated pro forma results of operations for the year ended December 31, 1997, as if the VMI and InfuSystem acquisition had occurred at the beginning of that year, are as follows:

                                                                       1997
                                                                    -----------

Total revenues                                                       $23,358,000

Net loss                                                             $   (4,000)

Net loss per share                                                   $    (0.00)
                                                                    -----------



The pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the period presented and is not intended to be a projection of future results.

4.     LINES OF CREDIT AND LONG TERM DEBT

                                                             1998        1997
                                                          ----------  ----------
Line of Credit under which the Company may borrow up
to the lesser of $4,000,000 or 75% of eligible
accounts receivable, as defined, ($1,678,000
available for borrowing as of December 31, 1998),
interest payable monthly at the banks prime plus .75%.    $        -  $1,500,000
                                                          ----------  ----------

                                                             1998        1997
                                                          ----------  ----------

Line of Credit under which the Company may borrow up
to the lesser of $2,500,000 or 80% of eligible accounts
receivable, as defined, ($521,000 available for
borrowing as of December 31, 1998); interest payable
monthly at the bank's prime rate plus .5%; due on
demand; collateralized by all assets of InfuSystem         1,979,000           -

Note Payable due in equal monthly principal
installments of $83,333 plus interest at the bank's
prime rate plus 1% through July 2000; collateralized
by all assets of the Company.                              1,560,000   2,579,000

Note Payable due in equal monthly installments of
$46,296 plus interest at the banks prime rate plus
1%, through March 2003; collateralized by all assets
of the Company.                                            2,361,000           -

Installment Notes under which interest is payable
monthly at .5% over prime, due on various dates
between January and November 1999; collateralized by
all assets of InfuSystem, Inc.                               535,000           -

Other                                                        307,000           -
                                                          ----------  ----------

Total                                                      6,742,000   4,079,000

Less current portion                                       4,062,000   2,500,000
                                                          ----------  ----------

Total long-term debt                                      $2,680,000  $1,579,000
                                                          ==========  ==========

The prime rate at the Company's banks was 7.75% at December 31, 1998. The notes contain certain covenants, all of which the Company was in compliance with as of December 31, 1998.

Future principal payments on long-term debt are as follows:

  Year ended December 31:
  -----------------------                                             -----------
  1999                                                                $2,083,000
  2000                                                                 1,335,000
  2001                                                                   602,000
  2002                                                                   587,000
  2003                                                                   156,000
  ----                                                                ----------
  Total                                                               $4,763,000
  ----                                                                ==========

5.      SHAREHOLDERS' EQUITY, COMMON STOCK WARRANTS AND OPTIONS

As of December 31, 1998, the Company has 301,250 shares outstanding of its Series B Preferred Stock, which is convertible at any time by the holders into an aggregate of 321,323 shares of the Company's Common Stock (subject to adjustment from time to time as a result of certain dilutive events). During the year ended December 31, 1998, 355,000 shares of the Series B Preferred Stock was converted into 378,678 shares of the Company's Common Stock. The preferred shareholder is entitled to receive an annual dividend of 5% payable in cash or in shares of Common Stock valued at 80% of the market value thereof on the declaration date and entitled to a liquidation preference of $2.40 per share.

In July 1996, the Company issued warrants for the purchase of 250,000 shares of the Company's Common Stock in conjunction with the acquisition of Block ("Acquisition Warrants") (Note 2). The exercise price for these warrants was equal to the fair market value of the Common Stock at the date of grant. Additionally, in conjunction with the financing obtained for the acquisition (Note 4), the Company issued warrants to the bank for the purchase of 60,000 shares of the Company's Common Stock at an exercise price of $5.00 per share, expiring in July 2001.

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

The Company had an employee stock option plan (the 1987-1988 Plan) which provided for granting options to employees, officers and consultants to purchase up to 2,000,000 shares of the Company's Common Stock at exercise prices not less than 100% of the fair market value of the Company's Common Stock at the date of grant. Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

In May 1996, the shareholders of the Company approved a new stock incentive plan (the "1996 Plan") which provides for the grant of stock options (including incentive stock options or nonqualified stock options) and other stock-based benefits to directors, officers, employees, consultants, and advisors of the Company and its affiliated entities. The maximum number of shares of Common Stock which may be the subject of awards granted under the 1996 Plan may not exceed 2,500,000 shares in the aggregate, subject to adjustments for stock splits or other adjustments as discussed below. The shares available under the 1996 Plan may either be authorized and unissued shares or shares reacquired by the Company through open market purchases or otherwise. If any award granted under the 1996 Plan expires, terminates or is forfeited before the exercise thereof or the payment in full thereof, the shares covered by the unexercised or unpaid portion will become available for new grants under the 1996 Plan. The 1996 Plan provides for the granting of options to purchase shares of the Company's Common Stock at a price equal to 85% of the quoted market price on the date of grant. Options granted become exercisable at such times as determined by the Compensation Committee of the Board of Directors and expire on various dates up to ten years from the date of grant.

The Company has issued options outside of the option plans to purchase an aggregate of 541,500 shares of its Common Stock to certain key employees at exercise prices below fair market value for services rendered. Compensation expense related to these options aggregating $136,000, $150,000 and $44,000 has been recorded for each of the years ended December 31, 1998, 1997 and 1996, respectively. All other terms of the options are the same as those issued under the 1996 Plan.

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

Stock option activity is summarized as follows:

                                                                            Weighted
                                                           Number of         Average
                                                            Shares            Price
                                                           ----------       ---------
 Balance, January 1, 1996 (1,462,687 exercisable at a
        weighted average price of $2.17)
                                                            2,478,888           $2.59
     Granted (weighted average fair value of $7.29)           753,372            4.55
     Canceled/Expired                                         (45,547)           3.53
     Exercised                                               (337,078)           2.13
                                                           ----------           -----

 Balance, December 31, 1996 (1,788,437 exercisable at
        a weighted average price of $2.74)
                                                            2,849,635            3.06
     Granted (weighted average fair value of $4.63)           218,000            4.61
     Canceled/Expired                                        (175,660)           3.98
     Exercised                                               (116,328)           2.48
                                                           ----------           -----

 Balance, December 31, 1997 (1,909,601 exercisable at                            3.17
        a weighted average price of $2.87)                  2,775,647
                                                           ----------           -----
     Granted (weighted average fair value of $2.32)         1,616,918            2.00
     Canceled/Expired                                      (1,217,180)           4.36
     Exercised                                                (16,000)           1.63
                                                           ----------           -----

 Balance, December 31, 1998 (1,865,735 exercisable at
        a weighted average price of $2.21)                  3,159,385           $2.16
                                                           ----------           -----

On February 5, 1998, the Board of Directors approved a program for the cancellation and regrant of certain options, whereby all Directors and employees could elect to relinquish their existing options with exercise prices ranging from $3.56 to $5.44 per share, in return for options to purchase 43% fewer shares at an exercise price of $2.50 per share. Under this program options included above to purchase 1,115,000 shares at prices ranging from $3.56 to $5.44 were cancelled and new options were granted to purchase 635,550 shares at a price of $2.50, representing 85% of the quoted market price on the date of regrant. Vesting on the new options began one year from the date of grant and continue over the next four years.

Options to purchase 1,760,113 and 223,800 shares of the Company's Common Stock were available for grant under the 1996 Plan and the non-employee director's plan, respectively, as of December 31, 1998.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 1998:

                                     Options Outstanding           Options Exercisable
                           ------------------------------------  -----------------------
                                          Weighted
                                           Average     Weighted                 Weighted
                             Number       Remaining    Average      Number      Average
                            Of Shares    Contractual   Exercise   Of Shares     Exercise
Range of Exercise Prices   Outstanding  Life in Years   Price    Exercisable      Price
------------------------   -----------  -------------  --------  -----------    --------
$0.25 - $1.00                   83,000      4.41        $0.25          69,667      $0.25
$1.01 - $2.00                1,195,070      4.55        $1.41         787,462      $1.52
$2.01 - $3.00                1,382,265      4.63        $2.35         620,389      $2.36
$3.01 - $4.00                  261,470      3.31        $3.22         230,681      $3.20
$4.01 - $5.00                  213,580      2.77        $4.24         133,536      $4.34
$5.01 - $6.00                   24,000      3.11        $5.16          24,000      $5.16
                             ---------      ----        -----       ---------      -----

Total                        3,159,385      4.35        $2.16       1,865,735      $2.21
                             =========      ====        =====       =========      =====


The Company has adopted the disclosure-only provisions of the SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock option grants with exercise prices equal to the fair market value of the underlying shares at the grant date. Had compensation cost for the Company's option plans been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below:

                                                         Years Ended December 31,
                                                       -------------------------------
(Amounts in thousands, except per share amounts)        1998      1997         1996
                                                        ------    -------      -------
Net income (loss) - as reported                         $1,101    $   365      $(7,425)

Net income (loss) - pro forma                           $   56    $  (146)     $(8,057)

Earnings (loss) per share - as reported                 $ 0.08    $  0.02      $ (0.69)

Earnings (loss) per share - pro forma                   $ 0.00    $ (0.02)     $ (0.74)
                                                        ------    -------      -------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996: no dividend yield; expected volatility 76% in 1998, 52% in 1997 and 45% in 1996; risk-free interest rate of 5.0% in 1998, 6.0%
in 1997 and 6.5% in 1996; and expected lives of 5 years.



6.      INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109 - "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled.

Total taxes on income for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                                                   Years Ended December 31,
                                              1998           1997           1996
                                              --------       ---------      ----------
Current:

Federal                                       $ 24,000       $  79,000      $   49,000
State                                            5,000           1,000          11,000
Foreign                                         40,000               -              -

Deferred:

Federal                                         (8,000)         68,000      (2,186,000)
State                                           (5,000)        710,000      (1,566,000)
Change in valuation allowance                   13,000        (778,000)      3,752,000
                                              --------       ---------      ----------

 Total                                        $ 69,000       $  80,000      $   60,000
                                              ========       =========      ==========

A deferred tax asset in the amount of $465,000 was acquired in conjunction with the acquisition of InfuSystem II, Inc. and Venture Medical, Inc. in 1998. A valuation allowance of $465,000 was established for the deferred tax asset. If this deferred tax asset is realized, the benefit will first go to reduce any unamortized goodwill remaining from the acquisition.

The reconciliation of the effective income tax rate to the statutory federal rate is as follows:


                                                     Years Ended December 31,
                                               1998          1997           1996
                                               -----         -----          ------
U.S. Federal statutory tax expense              35.0%         35.0%         (35.0%)
State taxes,  net of Federal  benefit,
   net of state valuation allowance              1.1%            -            0.1%
Research and development credits                (4.2%)        (6.7%)         (0.1%)
Foreign income                                   0.6%            -              -

   Goodwill amortization                         5.6%            -              -
   Change in valuation allowance               (35.7%)       (15.3%)         34.9%
   Other                                         3.5%          5.0%           0.2%
                                               -----         -----          ------

Total                                            5.9%         18.0%           0.1%
                                               =====         =====          ======



As of December 31, 1998 and 1997, the Company had a net deferred tax asset comprised of the following:

                                                           Years Ended December 31,
Deferred Tax Assets:                                        1998              1997
--------------------                                      ----------        ----------
Net operating loss carryforwards                          $4,517,000        $4,922,000
Amortization of goodwill and other intangibles             3,010,000         3,090,000
Reserves not currently deductible                          2,049,000           757,000
Cash to accrual adjustment                                  (626,000)                -
State taxes                                                 (484,000)         (410,000)
Credits                                                      782,000           493,000
Deferred revenue                                                   -            25,000
Accrued compensation and related costs                       229,000           214,000
Depreciation                                                 166,000            73,000
Other                                                              -             1,000
                                                          ----------        ----------

     Subtotal                                              9,643,000         9,165,000
Less valuation allowance                                  (9,643,000)       (9,165,000)
                                                          ----------        ----------
Total                                                     $        -        $        -
                                                          ==========        ==========


At December 31, 1998, net operating loss carryforwards amounted to approximately $13,200,000 and $196,000 for federal and state purposes, respectively, and expire beginning 2000 through 2009. Due to certain tax regulations, future use of the net operating loss carryforwards may be limited. Tax credits for federal taxes of $384,000 and state taxes of $398,000 begin to expire in 2007 and 2006, respectively.


7.      COMMITMENTS AND CONTINGENCIES

In June 1990, the Company entered into an employment agreement with the President of the Company that expires on June 4, 2001. Under the terms of the agreement, the President will receive a minimum base salary of $200,000 per year for the term of this contract, with salary reviews conducted annually by the Board of Directors.

In 1996, the Board of Directors approved a deferred compensation plan under which certain key employees may be granted options under the 1996 Plan (Note 5) for which the Company will pay 100% of the total exercise price upon exercise of the options by the employee. These options will vest one-third upon the expiration of each of the three years following the date of grant.

Compensation expense of $136,000, $150,000 and $44,000 relating to the plan was recorded in 1998, 1997 and 1996, respectively.

In July 1997, the Company entered into a noncancelable operating lease for a new 51,000 square foot building for its primary facility. The lease agreement contains certain scheduled rent increases (which are accounted for on a straight-line basis) and expires in June 2007.


Future minimum lease payments under the lease are as follows:


Year Ended December 31,
-----------------------
1999                                                                 $   386,000
2000                                                                     386,000
2001                                                                     386,000
2002                                                                     407,000
2003                                                                     428,000
Thereafter                                                             1,500,000
                                                                     -----------

Total                                                                $ 3,493,000
                                                                     ===========


Rent expense for the years ended December 31, 1998, 1997 and 1996 was $541,000, $401,000 and $291,000, respectively.

During 1997, InfuSystem underwent a Medicare Region B audit. As part of its findings, Medicare Region B disagreed with the Company's definition of intermittent use of infusion pumps and claimed that, as a result, Medicare Region B had overpaid for certain patient rentals. The Company retained outside counsel and believes that the Company's definition of intermittent use and the related billings were appropriate based on applicable law. The Company also believes that this position is supported by the policies and regulations of other Medicare regions. However, in the event that Medicare Region B prevails, the Company could be forced to refund applicable payments received from October 1, 1995 to the current time, plus penalties and interest, if assessed. If this occurs, other Medicare regions could take the same position and request refunds on amounts previously paid. In addition, a change in the ability to bill intermittent use of pumps would result in a reduction of the Company's ongoing revenue stream, as it would no longer be profitable to serve certain customers. Although the Company believes it has meritorious defenses against the Medicare Region B claim, the ultimate impact of the dispute, which could have a material adverse impact on the Company, cannot be determined at the current time. Management believes that the escrowed shares withheld as part of the InfuSystem acquisition (Note 3) would be sufficient to offset any reasonably possible exposure at no incremental cost to the Company.

The Company is also involved in litigation arising from the normal course of operations. Although the liability at December 31, 1998 cannot be ascertained, in the opinion of management any resulting future liability will not have a material adverse effect on the Company's financial position and results of operations.

8.      EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement plan in which any full time employee may participate. Employer contributions to the plan are discretionary. No employer contributions were authorized during the years ended December 31, 1998, 1997 or 1996. The Company does not provide post-retirement benefits to its employees.

The Company's wholly owned subsidiary InfuSystem, Inc., has a 401(k) Profit Sharing Plan which covers substantially all employees. The Company's contributions to the plan are at the discretion of management and amounted to $25,962 and $27,667 for the years ended December 31, 1997 and 1996, respectively. There were no employer contributions for the year ended December 31, 1998.

9.      BUSINESS SEGMENTS

During 1998, the Company operated in two business segments: manufacturing and marketing of medical infusion pumps and rentals of medical infusion pumps. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 1). There were no business segments in previous years as the rental segment was acquired in fiscal 1998 (Note 3).

Business segment information is as follows for the year ended December 31, 1998:


                                  Manufacturing
                                  and Marketing       Rentals       Consolidated
                                  --------------      ----------    ------------
Revenues                             $17,124,000      $6,468,000     $23,592,000
Operating income                         722,000       1,132,000       1,854,000
Assets                                15,885,000       8,451,000      24,336,000
Depreciation and amortization          1,324,000       1,090,000       2,414,000
Property additions                       388,000         300,000         688,000
                                     -----------      ----------     -----------


Sales to major customers as a percentage of total revenue are shown in the table below.

                                                1998           1997         1996
                                                ----           ----         ----
  Customer A - elastomeric infusion                              -            -
     products                                   20%
  Customer B -  spring-driven
     infusion products                            -              -          31%
                                                ----           ----         ----

A decision by a significant customer to substantially decrease or delay purchases from the Company or the Company's inability to collect receivables from these customers could have a material adverse effect on the Company's financial condition and results of operations.

All of the Company's rental revenue is domestic. Export sales of medical products represented 28%, 36% and 30% of total revenue during 1998, 1997 and 1996, respectively. Total revenue by geographical region is summarized as follows:

Sales to unaffiliated customers:             1998           1997            1996
--------------------------------          -----------     -----------      ----------
     United States                        $17,020,000     $11,484,000      $9,519,000
     Europe                                 5,032,000       3,953,000       2,690,000
     Asia                                   1,129,000       1,986,000       1,383,000
     Other                                    411,000         319,000         300,000

                                          -----------     -----------     -----------
     Total                                $23,592,000     $17,742,000     $13,892,000
                                          ===========     ===========     ===========


CORPORATE OFFICE                         STOCK REGISTRAR & TRANSFER AGENT
I-Flow Corporation                       American Stock Transfer & Trust Company
20202 Windrow Drive                      40 Wall Street
Lake Forest, California 92630            New York, NY  10005
(800) 448-3569                           (800) 937-5449 or (212) 936-5100
(949) 206-2700
                                         ANNUAL MEETING OF SHAREHOLDERS
LEGAL COUNSEL                            Thursday, May 13, 1999 at 9:30 a.m.
Gibson, Dunn & Crutcher LLP              at the Sutton Place Hotel
Jamboree Center, 4 Park Plaza            4500 MacArthur Drive
Irvine, CA 92614                         Newport Beach, California

INDEPENDENT AUDITORS                     FORM 10-K
Deloitte & Touche LLP                    A copy of I-Flow's annual report on
695 Town Center Drive                    Form 10-K filed with the Securities
Costa Mesa, California 92626             and Exchange Commission (excluding
                                         exhibits) will be furnished without
                                         charge to shareholders of record
INVESTOR RELATIONS COUNSEL               upon written request to:
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

1998               High       Low           1997                High        Low
-------------     ------     -----          ----------------    -----      -----
First Quarter     $3.69      $2.50          First Quarter       $5.88      $4.00

Second Quarter    $2.69      $1.75          Second Quarter      $4.31      $3.88
Third Quarter     $2.31      $1.38          Third Quarter       $5.00      $3.91
Fourth Quarter    $2.00      $1.13          Fourth Quarter      $5.13      $2.56

There were approximately 500 shareholders of record of I-Flow's Common Stock on March 1, 1999.

The Company has not paid, and does not expect to pay in the foreseeable future, cash dividends on its common stock.